715.


05009888

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alliance + Leicester plc

*CURRENT ADDRESS Carlton Park, Narborough
Leicestershire LE19 0AL
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 25 2005


THOMSON
FINANCIAL

FILE NO. 82- 4964 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/22/05

Alliance & Leicester plc



Annual Report & Accounts 2002





Our vision is to be the most customer focused financial services provider in the UK – bar none







We are delivering on our vision

We deliver straightforward, value for money products
Our product range has been simplified and our products consistently achieve 'best buy' mentions

We deliver a range of money transmission services
We offer a wide range of banking and payment services that meet the needs of our commercial customers

We recognise and reward customer relationships
Our Premier current account offers a good rate of interest, free travel insurance, an interest free overdraft for the first year and discounts on other products

We recognise that our customers have different needs
We offer branch, ATM, internet, telephone and postal services that give our customers the flexibility to deal with us how and when they want to

Contents

Group Overview



Alliance
Leicester

Retail Banking	Products	Key Events	Performance	Results	Financial Highlights
Mortgage Lending & Investments (MLI)	• Mortgages • Savings • Life Assurance • Long Term Investments • General Insurance	• Implemented new mortgage system • Launched on-line mortgage application facility for customers • Commenced selling market leading Legal & General life assurance products	• £23.5bn of mortgage balances at 31 December 2002 • Record gross advances of £6.4bn in the year • Net lending of £1.8bn • Personal account balances up £1.1bn to £17.5bn • Mortgage arrears 27% lower since December 2001	• Net interest income £611m • Non-interest income £288m • Total income £899m • Operating expenses (£406m) • Bad debt provisions (£61m) • Profit before tax £432m	**£432m** Profit before tax of £432m **6%** 6% growth in total revenue **£8m** Costs down £8m to £406m
Personal Banking	• Current Accounts • Personal Loans • Credit Card	• Credit cards now provided by our partner, MBNA • [illegible] • Launched improved internet banking including savings accounts and current accounts • Implemented virtual call centre	• [illegible] current accounts, [illegible] up on 2001 • 1.5m current accounts at 31 December 2002 • Almost [illegible] customers registered for internet banking • [illegible] up [illegible] on unsecured loans business • [illegible] new credit card accounts opened		

Commercial Banking	Products	Key Events	Performance	Results	Financial Highlights
Universal Payments Bank	• Cash and Cheque Processing • Cash Sales • Merchant Acquiring • Bill Payments	• Launched Alliance & Leicester Cash Solutions (ALCS) and its partnership with Securicor	• £55bn of cash and cheques processed • £19.7bn of cash sold to non-Post Office customers • Merchant acquisition transactions up 10%	• Net interest income £82m • Non-interest income £296m • Total income £378m • Operating expenses (£239m) • Depreciation on operating lease assets (£61m) • Bad debt provisions (£8m) • Profit before tax £70m	**£70m** Profit before tax of £70m **6%** 6% growth in total revenue
Lending	• Leasing • Commercial Lending	• Asset quality remained strong in all sectors	• [illegible] balances up [illegible]		
Small Business Banking	• Provision of Small Business Banking products	• Current accounts came top in a survey by Business Moneyfacts	• Account openings 5% higher than 2001		

Treasury & Group	Products	Key Events	Performance	Results	Financial Highlights
Treasury	• Provision of funding and investment services for the Group	• Implemented a new treasury system	• [illegible] of treasury exposures have a long term credit rating of single A and above	• Net interest income £64m • Non-interest income £0m • Total income £64m • Operating expenses (£46m) • Bad debt provisions (£1m) • Profit before tax £17m	**£17m** Profit before tax of £17m
Group	• Management of Group Capital	• £188m of shares bought back in the year	• Regulatory tier 1 capital ratio of 7.6%		

Shareholder Information

[illegible] 2002

	Number of holders	Percentage of total holders	No. of shares	Percentage of shares
Shareholding range				
1 – 250	660,414	91.05	159,976,027	33.04
251 – 500	50,179	6.91	23,795,721	4.92
501 – 10,000	14,013	1.93	18,204,131	3.76
10,001 – 50,000	344	0.05	8,490,509	1.75
50,001 – 100,000	131	0.02	9,464,914	1.96
100,001 and over	303	0.04	264,158,024	54.57
	725,384	100.00	484,049,329	100.00
Classification of shareholders:				
Personal holders (**)			199.7m	41.3%
Institutional holders			284.3m	58.7%

(*) Including those holders whose shares are held in the "Alliance & Leicester ShareSafe" nominee account.

(**) Includes private shareholders, ShareSafe and those held in Private Client Accounts by institutional investors.

Financial Calendar

Ex dividend date for final dividend	9 April 2003
Record date for final dividend	11 April 2003
Annual General Meeting	6 May 2003
Final dividend for the year to 31 December 2002 payable	12 May 2003
Provisional date for interim results to be announced	25 July 2003
Provisional ex dividend date for interim dividend	10 September 2003
Provisional record date for interim dividend	12 September 2003
Provisional payment date for interim dividend	13 October 2003

Dividend History

Interim dividend 2001	11.8p
Final dividend 2001	24.5p
Interim dividend 2002	13.0p
Final dividend 2002	26.9p

Registrar's Address:
Northern Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

Tel: 0870 607 0414

Alliance & Leicester Share Dealing Service:
Barclays Stockbrokers Limited
Tay House
300 Bath Street
Glasgow G2 4LH

Tel: 0870 516 8352

Designed by [illegible] 020 7724 [illegible]

Financial Highlights 2002

£468m
Pre-tax profits to December 2002 (up 18%)

21%
Increase in basic earnings per share to 68.0p

39.9p
Per share total dividend, up 10%

5.7%
Increase in Group revenues

£20m
Cost saving target achieved

7.6%
Tier 1 regulatory capital

Chairman's Statement

I am pleased to be able to report another successful year for Alliance & Leicester plc. In a year when we celebrated 150 years of serving customers, the Group made excellent progress in developing our business. That progress is reflected in our financial results, in the growth we have seen in sales and revenues, and in the increasing optimism amongst commentators about our future.

Financial Results

Pre-tax profit in 2002 was £468m, up 18% on 2001. Basic earnings per share were up 21% to 68.0p. The Board has proposed a final dividend of 26.9p, making a total dividend of 39.9p, a 10% increase on the equivalent figure for 2001.

Board and Management

In June 2002, Richard Pym became Group Chief Executive. Richard has been with the Group since 1992 and his leadership and focus have made, and will continue to make, a tremendous difference to the performance of the Group. I very much enjoy working with Richard and, on behalf of the Group Board, I thank him for his efforts.

Also in June, Chris Rhodes was appointed to the Group Board as Operations Director. Chris has been at the forefront of a number of business developments in the Group, including our strategic partnerships with MBNA and Legal & General, as well as leading a variety of significant systems and process improvements which are fundamental to delivering our strategy.

John Windeler, Chairman



In September, Richard Banks became responsible, as Wholesale Banking Director, for the Group's Commercial Banking and Treasury businesses. David Bennett remains our Group Finance Director, and details of all executive directors' responsibilities can be found on pages 26 and 27 of the Report & Accounts.

"During 2002 the Group made excellent progress in implementing our customer focused strategy."

John R. Windeler, Chairman

Upon Richard Pym's appointment, I reverted to being non-executive Chairman of the Group. I would like to thank the Board and all the management of Alliance & Leicester for the support given to me during my period as executive chairman.

Business Performance

Each of the Group's business sectors had a successful 2002, as is highlighted elsewhere in this Report. These results reflect the excellent work of the executive team, under Richard Pym's leadership, as well as the dedication and ability of our staff.

Outlook

Alliance & Leicester is widely regarded as being a low-risk bank. We have worked hard to gain and maintain that reputation, consistently pursuing prudent lending criteria in each of our markets, and we will continue to do so.

The outlook for the UK economy, and the housing market in particular, is uncertain for 2003. We are confident, however, that if the UK economy broadly follows the path suggested by consensus forecasts, then we will be able to hit our targets and continue to deliver shareholder returns that compare well with our peer group. We are also confident that, should economic conditions prove to be significantly tougher than current forecasts suggest, we are better positioned than many of our competitors to ride out any economic turbulence – again to the benefit of our shareholders. We are growing revenues and controlling costs successfully, but that is not, and nor will it be, at the expense of asset quality standards.

Corporate Social Responsibility

As well as achieving shareholder value from our business performance, we also recognise the wider impact we have on all our stakeholders. Corporate social responsibility is at the heart of Alliance & Leicester's business activities. We believe that we have an important role to play in our local communities, by being a responsible employer and through charitable giving and staff volunteering. We have recently published our first Corporate Social Responsibility Report and we have significantly increased our contribution to our local communities through donations, gifts-in-kind and staff volunteering in 2002.

The Future

In July 2000 we set out a vision for Alliance & Leicester, to become "the most customer focused financial services provider in the UK – bar none". The Group continues to make very positive progress towards meeting that vision, and the financial benefits are shown in our 2002 results. The Board has now approved further targets for the Group, taking us through 2004, and achievement of those targets will further demonstrate the value of our strategy for our shareholders.

By maintaining our focus on driving real value, on simplification and on excellent customer service, I am confident that 2003 will be another successful year for the Group.

John R. Windeler, Chairman

Group Chief Executive's Review

I took over as Group Chief Executive in June 2002 and as this is my first report to shareholders it is pleasing to be able to report on a successful year for Alliance & Leicester.

In 2002 Alliance & Leicester made excellent progress against all its strategic objectives whilst delivering a good set of results. Pre-tax profit was up 18% to £468m, and our core profit, before strategic costs, was up 8% at £519m. Earnings per share (EPS) increased by 21%, and the Board has proposed a final dividend of 26.9p per share, making a total dividend of 39.9p, an increase of 10%.

Commentators often refer to Alliance & Leicester as a low risk bank. In all the business sectors in which we lend we aim to be at the prudent end of the credit spectrum. However, lending money to customers can never be viewed as a zero risk business, and the economic environment we face in 2003 is more uncertain, with much of the world economy entering 2003 in a somewhat depressed state. Although the UK economy held up well in 2002 on the back of a strong consumer sector, and the housing market remained very strong, we will continue to be alert to economic risks in 2003 and will maintain our cautious stance. Our current planning is based on the consensus of market forecasts which currently forecast GDP growth of between 2 – 2.5% in 2003. We expect single figure increases in average house prices – although that may mask house price decreases in some localised areas.

Strategic Objectives

Our primary aim remains the maximisation of shareholder value. We have three strategic objectives to enable us to achieve this and have made excellent progress against each of these objectives in 2002:

- revenue growth in 2002 was 5.7% (like for like, excluding income from the rationalisation of properties), exceeding our target of 4%;
- we achieved our targeted cost savings of £20m;
- and we made significant progress in improving our capital efficiency by reducing our regulatory tier 1 capital ratio to 7.6%.

Over the next two years we have one new primary target, which is to deliver double digit percentage growth in basic earnings per share. This target is supported by our existing goals relating to revenue growth, costs and the management of our capital.

Customer Focus

Our vision remains that of being "the most customer focused financial services provider in the UK – bar none". We are making good progress towards that vision, and all that we do within the business is driven by our brand values. We aim to attract new potential customers by offering them a "better value" proposition, to convert potential customers into actual customers by being "simple and straightforward" to deal with, to keep customers and encourage them to buy more from us by offering "friendly and approachable" service, and by appropriate "management of the customer relationship".

We have simplified our marketing material across the Group, introducing a cost-effective, clearer and more consistent approach. Our branding emphasises the "real plus" which we can provide to the customer, re-inforced by the visual 'plus' symbol within our logo. In addition, later in 2003 we intend that our Commercial Banking brands, currently marketed under the names of Girobank, Sovereign Finance and Alliance & Leicester Business Banking, will be consolidated under the name Alliance & Leicester Commercial Bank.


57.0
56.4
68.0
'00
'01
'02
Earnings Per Share (pence)

"Our strategy of focus and simplification continues to deliver value to our shareholders, and we're offering our customers good value, straightforward products and services."

Richard A. Pym, Group Chief Executive

Retail Banking

Our Retail Banking business had an excellent year in 2002. Pre-tax profit of £432m was up 14%, income was up over 5%, costs were down 2% and asset quality remains very strong.

During 2002 we focused Retail Banking's resources on mortgages, unsecured personal loans, current accounts and savings. We refer to these four products as the "Core 4".


33.0
36.3
39.9
'00
'01
'02
Dividend Per Share (pence)



Richard A. Pym, Group Chief Executive

Core 4

In the first half of the year the mortgage lending market grew significantly faster than we and many market commentators had expected. Our net lending market share in the first half of the year was 1.7%. However, the second half saw a significant improvement, with our net lending market share rising to 2.7%, giving a total for the year of 2.2%. Whilst this is below our 2002 year end market share of total UK mortgage balances of 3.5%, we achieved our goals in the markets and distribution channels that we targeted and announced at the start of 2002. The maintenance of asset quality is a key objective, and we do not operate in the higher risk sectors of the mortgage market that offer personal customers buy-to-let mortgages, sub-prime mortgages or high loan-to-value loans. These areas are estimated to have accounted for around 20% of new mortgage lending in the UK in 2002.

In 2002 profits in our unsecured personal loans business increased by 34%, firmly reversing the previous downward trend. Lending balances were maintained at around £2.1bn, with new business of £1.4bn. During 2002 we increased our emphasis on selling credit protection insurance to customers and implemented a new application processing system, which in December enabled us to start risk-based pricing.

Our Premier current account was consistently a 'best buy' for customers in 2002 and we now have more than 300,000 customers. The launch of our new internet banking system in July was very successful and we have plans to further develop this system. Much of our systems infrastructure has been redeveloped over the last three years, giving us confidence in our ability to meet future targets.

2002 was a good year for our retail deposit business with customer deposits rising by £1.1bn to £17.5bn.

Retail Banking's focus on the provision of good value products across the Core 4 has gained significant media coverage during 2002. The Core 4 products achieved over 1,000 'best buy' mentions in national newspapers, and we received a series of awards for both our mortgage products and our on-line solutions for intermediary and retail mortgage customers. By focusing our promotions on the Core 4, with simple, easy to understand advertisements, we have achieved a significant improvement in the efficiency of our marketing expenditure.

Partner 4

We also sell to customers our "Partner 4" products of credit cards, investment products, life assurance and general

Group Chief Executive's Review continued


1.50
1.57
1.63
'00
'01
'02

Customer Product Cross Holdings

insurance. These are provided in partnership with market leading suppliers.

During 2002 we extended our partnership arrangements, with new agreements with MBNA for credit cards and Legal & General for life assurance. Our partnerships with these leading companies enable us to offer our customers a more attractive range of credit cards and life assurance products than we could previously. We remain committed to growing our credit card business, with all cards continuing to be branded Alliance & Leicester.

Customer Relationships
The development of customer relationships is a key element of our strategy. Since July 2000 we have increased the average product holding per customer from 1.50 products to 1.63 products at the end of December 2002, and are on track to achieve our 2003 year end target of 1.65 products.

Commercial Banking
2002 was a year of change within our Commercial Banking business, with pre-tax profit of £70m compared to £74m in 2001, reflecting £9m of increased costs associated with new cash market agreements.

A lot of progress has been made in developing and implementing a new business model for our cash handling business during 2002. The market for cash in the UK and the role of the Post Office in the cash cycle are changing from 2003 onwards. As a result of these



Customer Services, Tunbridge Wells

forthcoming changes, the Post Office gave notice on our cash handling contract in 2001. In March 2002 we launched our new partnership with Securicor for wholesale cash handling, and we reached agreement with the Post Office for retail cash handling services.

The changes in the cash market have resulted in a number of new alliances being established, and we are very pleased that Alliance & Leicester with Securicor are providing the cash for Lloyds TSB branches and ATMs in England and Wales.

Our commercial lending activities saw continued growth, although in the current economic climate we maintain a cautious approach on credit standards.

Our Staff

I would like to thank our staff for their contribution to our success in 2002. Our market research shows that we rate highly as a 'friendly and approachable' bank. This is due to the positive attitudes of our staff, which are reinforced by training programmes and the general culture of the business. Our staff have continued to adapt to considerable change in 2002 as we make further progress in implementing our strategy.

The major emerging issue for all employers and staff is how future pensions are funded. Reduced returns on investments, longer life expectancy and additional taxes on pension funds makes the funding of future pensions more expensive.

We closed our defined benefit scheme to new members in 1998, introducing a new defined contribution scheme, and less than 50% of our current staff are members of the original defined benefit scheme. We have increased our contributions to the defined benefit scheme to the levels recommended by our Actuary. The total charge to the Group's profits in respect of pensions increased from £16.5m in 2001 to £27.5m in 2002, including £5m relating to a one-off provision for pension claims from part-time employees.

The Euro

A key political decision, which may affect us in 2003, is the possible conclusion of the debate on the adoption of the euro as the UK's currency. This is not a matter on which we express a corporate view; our role is to ensure that we will be ready if the euro is adopted and we are undertaking suitable preparatory work to reflect that possibility. Actual conversion to the euro will be a complex task which we estimate will be more expensive than dealing with the Year 2000 'millennium bug'. If the Government is given a euro mandate by the UK electorate, it is vital that the UK banks and the Government itself be given sufficient time to convert all the complex systems that constitute the UK's financial and economic backbone.

The Board

When the Group Board asked me to take over as Group Chief Executive, I inherited executive leadership of the business from our Chairman, John Windeler, who had led the Group in an executive capacity for just over two years. During that time he set in hand a major strategic review of our business, the successful results of which began to show in 2002. John has now reverted to non-executive Chairman and he has been an excellent mentor to me in my new role. He has let me get on with my new job whilst always being available to provide advice and support, and I thank him for his assistance.

During John's chairmanship the Board has been strengthened and we have very full and lively debates on business issues. All our non-executive directors contribute fully to the business and I have been delighted both by the personal support they have given me, and for the more general advice they contribute to the management team throughout the year.

The Future

During 2002 we celebrated our 150th Anniversary. On 15 November 1852, John Henry Davies founded the Leicester Permanent Benefit Building Society. From those origins, the Group has grown both organically and via acquisitions to be a major player in UK financial services.


1852
2002

In 2002 we celebrated 150 years of serving our customers

With so much good work put in place in 2002, and 150 years of experience behind us, we look forward to the future with confidence. But there is nothing in our attitude which is complacent, and we are mindful of the potential dangers of the economic climate. We are building a new challenger in British banking, giving customers a genuine alternative to the traditional players, and using our size to our advantage by being quicker to respond to customer needs and by being genuinely customer focused.

Richard A. Pym, Group Chief Executive

Business Review
Retail Banking

Retail Banking saw significant franchise growth in 2002, with revenues growing by over 5% and profits rising by 14% to £432m (2001: £380m).

Core 4

The new partnerships for the provision of life assurance and credit cards, which were implemented in the second half of the year, complete the organisational changes required to enable our own resources to be firmly focused on the sale and servicing of our Core 4 products of mortgages, unsecured loans, current accounts and savings.

2002 saw the implementation of new technology for each of the Core 4 products. We implemented a new industry standard mortgage system, a new unsecured loans application processing system and a new internet banking package for current account and savings customers. These developments have taken significant resource in terms of investment expenditure and management time over the past 2 years. In 2003 we will ensure that we exploit the operational benefits of these new systems for both our customers and shareholders.

Mortgages

Against a background of record growth in the UK mortgage market and substantial increases in house prices, we have continued to focus our lending on profitable products and the highest quality assets. Gross mortgage lending during 2002 was £6.4bn, an estimated market share of 2.9%, whilst net mortgage lending was £1.8bn, an estimated market share of 2.2%.

At the beginning of 2002 we set out two goals for our mortgage lending. Firstly, to increase the amount of business sold through our own branch, telephone and internet channels. We achieved this goal with the value of applications received through these channels increasing by over 50% compared to 2001. Our second goal was to increase to 50% the proportion of mortgage intermediary business using our online mortgage intermediary system. We have exceeded our goal, with nearly two-thirds of intermediary applications processed through the system in 2002, with consequential improvements in both costs and service.

In September 2002, in response to customer demand, we launched an additional form of competitive base rate tracker mortgage. This product has an early repayment fee structure which ensures that any discounts received by the customer are reclaimed in the case of early repayment. In accounting terms this product's incentive costs are amortised over its early repayment period. Our accounting policy remains to immediately write-off incentive costs as incurred on all other products, as any repayment fees are not linked to the incentives given. Sales of the new product in 2002 have not had a material impact on the Group's net interest income.

Despite the surge in remortgaging within the industry, our retention activity resulted in our share of redemptions being below our share of mortgage stock for each of 2001 and 2002. Over this period there have been significant volumes of internal transfers from one Alliance & Leicester mortgage product to another. These transfers are not included within either our gross lending or redemption figures. This volume of transfers has resulted in the proportion of mortgages on standard variable rate falling significantly since 1997. Whilst we expect a continuing reduction in the proportion of our mortgage book on standard variable rate in the future, this rate of decline is expected to slow.

Mortgage balances at 31 December 2002 were £23.5bn, an estimated 3.5% of the market.

Unsecured Loans

In 2002 we focused on increasing the profitability of our unsecured lending business through a combination of increased penetration of credit protection insurance and improved marketing efficiency. This has been successful, with profits from this business increasing by 34% in 2002. Business volumes remained relatively stable in 2002 compared with 2001, with gross lending of £1.4bn and balances of £2.1bn. Our asset quality is very strong, with the bad debt charge relating to unsecured personal loans reducing by £8m in 2002.

We continue to make use of our full range of distribution channels for the sale of unsecured loans. In 2002 over 15% of applications came via the internet, and branch lending increased by more than 15% compared with 2001. During 2002 we used direct response TV advertising for personal loans for the first time, which has proved very effective.

In the final quarter of the year we implemented a new application processing system for unsecured loans. The new system enables us to price applications


3.0
6.1
6.4
'00
'01
'02

Gross Mortgage Lending (£bn)

We recognise that our customers have different needs

We offer branch, ATM, internet, telephone and postal services that give our customers the flexibility to deal with us how and when they want to



100,000

Almost 100,000 customers registered for our new Internet Banking service, launched in July 2002

Keith Tidball is a self-employed photographer and has held a current account and a savings account with Alliance & Leicester for 3 years. As Keith works long hours, often on location, he finds using our website a convenient way to free up precious time to spend with his family.

2/3

Almost two-thirds of intermediary mortgage applications processed through our on-line mortgage system (ISIS)

£750m

£750m of mortgage and unsecured loan applications received via the internet in 2002

Keith Tidball, mortgage customer

"Researching a new mortgage was really easy using the website. It gave me enough information and the confidence to apply from the comfort of my own home."

a real plus

Business Review
Retail Banking continued

based on the level of risk and forms a key part of our plans for growth in this business in 2003. However the maintenance of asset quality is key to our success in this business, and we will not be taking on increased risk as a result of the new system.

Current Accounts

In 2002 around 184,000 new current accounts were opened, a 28% increase compared with 2001. The account base has now grown to 1.8m accounts.

The current account is a key product in developing and retaining customer relationships. The Premier current account – with its competitive credit and debit rates of interest, unique offerings of discounts on additional products, and free travel insurance – continues to provide us with an excellent means for acquiring new customers with whom we can develop strong relationships. The average Premier current account customer currently holds 3.9 products compared to an average of 1.5 for the remainder of Retail Banking's customer base.

Savings

The volatility of the stock market benefited the retail savings market in 2002. We consistently ensured that our EasySaver branch based account and Premier PhoneSave account have been 'best buy' products, which helped us to increase personal account deposit balances by over £1.1bn to £17.5bn at 31 December 2002.

Partner 4

Partner products play a key part in the generation of Retail Banking's fee income. In 2002 credit cards generated £69m of fee income whilst the other partner products generated £67m.

We do not market our partner products externally, primarily cross-selling them to existing Group customers.

Credit Cards

In August 2002 we announced a new partnership with MBNA Europe Bank Limited for the marketing and management of new and existing credit card balances. As part of the partnership, MBNA purchased Alliance & Leicester's existing credit card accounts. All new and existing credit cards continue to be branded Alliance & Leicester, and the product remains a key part of our Retail Banking portfolio.

The new business model for credit cards has had a minimal impact on profits in 2002. Total income for credit cards in 2002 was £26m higher than in 2001. As we indicated in August 2002, £5m of this increase resulted from the sale of the credit card accounts to MBNA. The majority of the remaining £21m was due to higher fee income from initiatives taken in late 2001 and early 2002, and represents income earned prior to the sale to MBNA in August 2002.

MBNA have paid Alliance & Leicester an excess of £230m over the outstanding credit card balances. The excess is being recognised over the initial seven years of the partnership in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, was £36m in 2002 and is expected to be £56m in 2003, £41m in 2004, £34m in 2005, £27m in 2006, £20m in 2007 and £16m in 2008. The excess is recognised within Personal Banking's other operating income. This, together with commission payments received, reflecting customer growth, replaces the loss of interest and fee income from the existing card base that is now owned by MBNA.

In 2002 around 118,000 credit card accounts were opened and we are planning to increase this number further in 2003 with the help of our partner MBNA. The benefits from the new partnership are already being seen with Alliance & Leicester's new credit card launched in January 2003, offering a very competitive customer proposition including an initial 0% on balance transfers.

The transfer of the account opening and servicing operations to MBNA is progressing on schedule and is due to be completed in March 2003.

Life Assurance

In July 2002 we announced the extension of our partnership with Legal & General to cover life assurance products as well as long term investment products. As part of the new arrangements Legal & General also purchased our existing life company. Sales of life assurance products have increased by almost 40% compared to the same period in 2001, since the launch of the new Legal & General product range in August.

Long Term Investments

Our partnership with Legal & General enabled us to offer a wider range of products during 2002 than in previous years. This enhanced product range has led to a 34% increase in the value of new investments in 2002.


134,000
144,000
184,000
'00
'01
'02

New Current Accounts

We recognise and reward customer relationships

Our Premier current account offers a good rate of interest, free travel insurance, an interest free overdraft for the first year and discounts on other products


184,000

184,000 new current accounts in 2002

Moving a current account from one bank to another was a difficult decision for Georgia Howard but she found the whole process very easy as the customer adviser handled the transaction for her. With the Premier current account benefits she now receives and discounts on any other products she buys, Georgia is left with a little extra each month to treat herself.

1.8m

1.8m current accounts at 31 December 2002

300,000

Over 300,000 customers with a Premier current account

Georgia Howard, Premier account customer

"Transferring banks was just so easy and I get bonuses like free travel insurance and a high rate of interest – it doesn't get much better than that."

a real plus

Business Review
Retail Banking continued

General Insurance
Sales of general insurance products – mainly household and mortgage payment protection – were in line with those recorded in 2001. These products are provided in partnership with market leading specialists of each product type.

In September 2002 we ceased to underwrite any new household insurance risks. The existing household insurance risks underwritten will roll-off over the next year.

Distribution
Retail Banking operates a full range of distribution channels – branch network, ATMs, telephone, internet and post. We have continued to upgrade the branch network and over 60% of our 312 branches have now been refurbished with the latest design. We have also made a number of improvements within our network of agency branches. These improvements aim to provide customers with a consistent quality of service at all points of contact. During 2002 we continued to expand our ATM network, giving customers easier access to their funds. At the end of 2002 we had an ATM network of over 2,500 machines.

Over £750m of applications for mortgages and unsecured loans were received directly from personal customers via the internet in 2002. During 2002 we also received a number of awards for our internet application systems. "ISIS", our intermediary on-line system, was voted 'Best E-commerce lender' by the Legal & General mortgage club, and our overall internet services resulted in us being voted 'Best E-commerce lender' by Your Mortgage and Incisive Media.

We launched our new internet banking package for both new and existing current and savings account customers in July 2002. The new package uses middleware technology and is proving extremely successful, having already attracted over 100,000 registrations with no significant marketing of the service. We are planning to further enhance this service in 2003.

Asset Quality
Retail Banking's asset quality remains very strong and the maintenance of our credit standards remains a core objective of the Group.

We continue our prudent mortgage lending policies of not lending over 95% of the value of the property, nor lending in the buy-to-let or sub-prime segments of the market. In the South East area, where we see the greatest threat to house prices, we maintain a conservative approach to high loan-to-value (LTV) lending, including a policy of not lending over 90% LTV on properties valued over £150,000. Around 65% of our existing mortgage book is located outside the South East area, a trend which continues with new loans.

Mortgage arrears have continued to reduce from £13.2m to £9.7m over the past 12 months. Further details on our residential mortgage asset quality are provided on page 78. Only 0.85% of total mortgages were in arrears at the end of 2002. Only 8% of new lending in 2002 had an LTV over 90% and as in the previous two years over half of our new lending had an LTV below 75%. The average LTV of new lending over the past 5 years has reduced on a year on year basis and in 2002 was 63%. We believe that the LTV ratio of new lending is the best statistic for comparison purposes. The estimated LTV of Alliance & Leicester's total mortgage book, based on house prices at 31 December 2002, was 38%.

Our unsecured lending asset quality is very strong and we continue to maintain our prudent approach to lending in this sector. Non-performing assets (loans over 30 days in arrears) comprise 5.3% of the unsecured loan book (2001: 5.9%).


19.2
13.2
9.7
'00
'01
'02

Mortgage Arrears (£m)

We deliver straightforward, value for money products
Our product range has been simplified and our products consistently achieve 'best buy' mentions

Looking for information?

1.63

1.63 average products held per customer at the end of 2002

David Wells has a current account, Phonesave account and credit card with Alliance & Leicester. Having discussed the account options with the adviser, David can relax in the knowledge that he understands his products and is getting a good deal.

1,000

1,000 'best buy' mentions for our Core 4 products

4

Focused on Core 4 products – others provided by market leading suppliers

David Wells, customer from Tunbridge Wells

"The information supplied when I joined was easy to understand – very simple and straightforward. Not only that, I receive a really good rate of interest as well."

a real plus

Business Review
Commercial Banking

The Commercial Banking sector pre-tax profit was £70m in 2002 (2001: £74m), including the additional £9m of costs associated with the change in the cash market business model.

Commercial Banking is focused on three areas. Each of these business sectors has seen franchise growth in 2002.

Universal Payment Bank

This business focuses on the provision of money transmission services for medium and large corporate customers.

Cash Business

Commercial Banking's cash handling business processed record cash deposits and cash sales in 2002. The value of cash processed was 4% higher at £61bn (2001: £59bn) and the value of cheques processed also increased to £25bn in 2002 (2001: £24bn). We continue to be the principal provider of cash to the Post Office.

In October 2002 Alliance & Leicester Cash Solutions and Securicor Cash Centres started to manage all Lloyds TSB cash provisioning requirements in England and Wales. This has contributed to cash sales to non-Post Office users increasing by 55% to £19.7bn in 2002 (2001: £12.8bn).

Payments

Our merchant acquiring business continued to see growth, with the total number of transactions increasing by 10% to 313m (2001: 284m). We have seen particularly strong growth in the sale of our merchant acquiring services to small business banking customers, with transactions for these customers increasing by over 20%.

Bill payment transactions continued to migrate from higher margin paper to lower margin electronic payment mechanisms, but the overall volume of transactions grew to 229m in the year (2001: 222m).

Lending

In the current economic climate we continue to take a cautious approach to our asset finance and commercial lending activities. Lending balances increased by £0.5bn to £3.4bn in 2002. Asset quality is strong in all sectors of the lending book. Non-performing assets (loans over 30 days in arrears) represent 0.6% of the book (2001: 0.7%). Almost all of the 'big ticket' leasing book is covered by bank guarantees, and the small and medium ticket advances are performing satisfactorily.

Small Business Banking (SME)

The recommendation from the Competition Commission of price controls for other banks has removed a key differentiator, namely the payment of interest on credit balances. This has made it more difficult for us to attract new customers.

The full impact of the changes made to Small Business Banking tariffs by other banks as a result of the Competition Report have yet to be seen, most changes only being implemented in the final quarter of 2002.

Against this backdrop we remain committed to the SME market and continue to develop this business, gaining industry recognition for our range of competitive small business banking services. Alliance & Leicester Business Banking current account products came top in two out of three small business scenarios chosen by leading finance guide Business Moneyfacts. This excellent performance was achieved both before and after the implementation of new tariffs by competitor banks in response to the Competition Commission report.

In 2002 we opened around 18,000 new current accounts, an increase of 5% compared to 2001.

We now have around 153,000 small business, charity and club and society customers.

Overdrafts and term loans to the SME sector are only just over £10m, with no signs of deterioration in quality.


12.0
12.8
19.7
'00
'01
'02

Cash Sales to Non-Post Office Customers (£bn)

We deliver a range of money transmission services

We offer a wide range of banking and payment services that meet the needs of our commercial customers


57
59
61
'00
'01
'02

Cash Processed (£bn)


55%

55% increase in cash sales to non-Post Office customers to £19.7bn in 2002

The first customer of Alliance & Leicester Cash Solutions (ALCS) was Dhamecha Foods Ltd. Pradip Dhamecha, Managing Director of Dhamecha Foods, knows that Alliance & Leicester offers experience and value for money in today's competitive environment. Our partnership with Securicor provides that additional reassurance for his business.

10%

10% increase in transactions in the merchant acquisition business

229m

229m bill payment transactions processed in the year

Pradip Dhamecha, Managing Director of Dhamecha Foods Ltd

"ALCS provide a straightforward value for money service, I look on Alliance & Leicester as a trusted partner."

a real plus

Business Review
Treasury & Group

This division consists of the Group's Treasury operation, the earnings from the Group's excess capital and costs not apportioned to the individual business areas.

Treasury

We operate a conservatively-run Treasury function, the primary role of which is to manage the liquidity, funding and hedging requirements of the Group. Consistent focus on these objectives and favourable market conditions during 2002 have enabled strong growth in income, whilst maintaining credit standards.

A major achievement in 2002 was the successful implementation of a new Treasury system. This provides improved processing of treasury transactions, credit and risk management capabilities, and enhanced management information.

A marketing programme to overseas banks and financial institutions has continued to increase the Group's profile abroad, and is successfully diversifying our funding base by sector, location and currency.

Asset quality within Treasury remains strong with 94% of exposures having a long term credit rating at or above single 'A', and we continue our policy of not investing in corporate bonds, emerging markets, venture capital funds or hedge funds.

Capital

During 2002 we have made significant progress in improving the efficiency of our capital base by reducing our regulatory tier 1 capital ratio from 8.3% to 7.6% through a share buyback programme. Our regulatory tier 1 capital ratio excludes 2002 retained earnings and the capital released as a result of the sale of our life company. During the second half of 2002 we bought back 22.7m shares at a total cost of £188m.

In the future we are targeting a statutory tier 1 capital ratio of between 7.0% and 7.5% (including retained earnings) and are planning to undertake a further share buyback programme in 2003. We have no current plans to raise hybrid tier 1 capital in 2003.



The Group's Treasury Dealing room at Carlton Park, Leicester

Financial Review

Strategic Targets 2003 – 2004

The Group's current strategic objectives, which were set in October 2000, contained targets covering the three years to the end of 2003. As these objectives are now close to being completed we have set out our targets for 2003 and 2004.

These targets have been set against the background of current consensus forecasts for the UK economy. Over the next two years we will have one primary target relating to earnings per share, which is supported by our existing goals for revenue growth, cost reduction, and the management of our capital. And, as in 2002, we will not lower our credit standards.

Earnings Per Share

To deliver double digit percentage EPS growth in 2003 and 2004.

Our existing targets all support the achievement of this target. The revenue and cost targets remain unchanged and we are pleased to announce plans to further improve the efficiency of our capital base.

Revenue

We will continue to target accelerating annual income growth in 2003 and 2004 on a like for like basis.

To enable a meaningful comparison, reflecting the changed business model for our credit card business, income growth for targeting purposes for 2003 will be calculated excluding credit card income in both 2002 and 2003. Similarly, for this comparison, the growth rate in 2002 will also exclude credit card income. In 2002, credit card income was £102m (2001: £76m). The growth rate in 2004 will not require such an adjustment, as the business model will not have changed either in 2003 or 2004. As before, we will also remove the distortion from any significant property disposals (2001: £12m, 2002: £5m). Using these definitions, income growth in 2002 was 3.9%.

Costs

We continue to target a £100m reduction by the end of 2003 in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices.

The 2003 element of this target remains to reduce 2000 core costs by £50m. The Group's 2004 cost base is targeted to reflect the £100m reduction against 2000 core operating costs, based on 2000 business volumes and prices. We continue to endeavour to make the extra savings necessary to offset the additional £20m annual cash market related costs, as highlighted in our interim results announcement in July 2002.

Capital

We will continue to improve the efficiency of our capital base in 2003 and 2004, targeting a statutory tier 1 capital ratio of between 7.0% and 7.5%.

In 2003 we plan to undertake further share buybacks to reduce our tier 1 capital towards the top end of our targeted range by the end of the year.

Results by Business Sector

The contribution to profit by each business sector, compared to 2001 is set out below.

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 £m
MLI *	137	128	265	276
Personal Banking	69	98	167	104
Retail Banking	206	226	432	380
Commercial Banking	36	34	70	74
Treasury & Group	8	9	17	27
Strategy	(17)	(34)	(51)	(85)
Total	233	235	468	396

* Mortgage Lending & Investments (MLI)

Group pre-tax profit of £468m was 18% up on 2001.

Retail Banking

		Year ended 31.12.02	Year ended 31.12.01 (restated)
Net interest income	£m	611	629
Non-interest income	£m	288	221
Total income	£m	899	850
Operating expenses	£m	(406)	(414)
Bad debt provisions	£m	(61)	(56)
Profit before tax	£m	432	380
Profit before tax:			
MLI	£m	265	276
Personal Banking	£m	167	104
Retail Banking	£m	432	380
Net interest margin:			
MLI	%	1.53	1.69
Personal Banking	%	4.75	5.32
Retail Banking	%	2.09	2.36
Mean interest-earning assets:			
MLI	£m	24,151	21,716
Personal Banking	£m	5,100	4,906
Retail Banking	£m	29,251	26,622
Cost:income ratio:			
MLI	%	43.4	43.1
Retail Banking	%	45.1	48.7

The restatement of the 2001 comparative results is due to a change in accounting policy for high loan-to-value mortgage fees, as explained in Note 2 on page 50.

The Retail Banking sector pre-tax profit of £432m was £52m (14%) higher than 2001. Income growth was 6% (5% excluding a £5m one-off profit on disposal of a branch property). Costs reduced by 2% over the comparable period. In addition to the £5m profit on disposal, the increase in profit was due to higher income from the sale of long-term investment products, increased current account fee income, higher unsecured personal loans fee income, and lower administrative costs, partly offset by higher loss charges due to the benefits of residential and commercial mortgage recoveries in 2001 not being repeated. Higher income from credit cards was partially offset, at Group level, by strategy costs of £19m resulting from the sale of the credit card accounts to MBNA. These strategy costs are not included in Retail Banking's results.

Financial Review continued

Net interest income

Net interest income of £611m was £18m lower than in 2001. Average interest-earning assets have increased by 10% over the comparable period whilst the sector margin has fallen by 0.27% to 2.09%. This reduction represents a 0.16% fall in interest spread and a 0.11% reduction in the contribution of interest-free liabilities due to lower interest rates.

The MLI net interest margin has fallen by 0.16% from 1.69% to 1.53%. This reflects a fall in interest spread of 0.09% primarily driven by an increase in the cost of funds relative to bank base rate, and lower earnings on interest-free liabilities of 0.07%. Further details are disclosed on page 78.

The Personal Banking margin has fallen from 5.32% to 4.75%, with a reduction in interest spread of 0.44% and a 0.13% reduction in the contribution of interest-free liabilities. The reduction in interest spread was due to the sale of the credit card accounts to MBNA, a fall in personal lending margins, and the impact of the cost of paying competitive rates on our Premier current accounts. The sale of credit card accounts to MBNA resulted in lower net interest income of £11m compared to 2001, which reduced the Personal Banking net interest spread by 0.22%. Its impact on the Retail Banking interest spread was a reduction of 0.05% for the year and of 0.10% for the second half of 2002.

Retail Banking	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	**611**	629
Average balances:		
Interest-earning assets (IEA)	**29,251**	26,622
Financed by:		
Interest-bearing liabilities	**26,709**	24,214
Interest-free liabilities	**2,542**	2,408
Average rates:	**%**	%
Bank base rate	**4.00**	5.12
Gross yield on average IEA	**5.38**	6.55
Cost of interest-bearing liabilities	**3.60**	4.61
Interest spread	**1.78**	1.94
Contribution of interest-free liabilities	**0.31**	0.42
Net interest margin on average IEA	**2.09**	2.36

Non-interest income

Non-interest income increased by 30% to £288m and included £36m excess from the sale of credit card accounts to MBNA and a £5m one-off benefit from the sale of a branch property. Excluding these, non-interest income increased by 11%. This represents increased income from the sale of long-term investment products, unsecured personal loans insurance commission, and higher income from current accounts and ATMs.

Operating expenses

Operating expenses fell by £8m to £406m. Increased costs associated with the expansion of the ATM network of £11m, and volume related staff costs, were more than offset by significant cost reductions in line with our targets. The direct costs of operating the credit card book were £12m lower than in 2001.

The cost:income ratio of the sector improved from 48.7% (December 2001) to 45.1%.

Provisions

The charge for bad and doubtful debts increased by £5m to £61m, primarily due to the £9m benefit of residential lending and other mortgage recoveries included in 2001, not being repeated in 2002.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 27% since December 2001, and at 31 December 2002 represented 0.04% of mortgage balances. For unsecured lending the value of loans over 30 days in arrears as a percentage of total loans was approximately 30% lower than the average for Finance and Leasing Association members, as at 31 December 2002.

Further disclosures on the number of mortgage cases in arrears are given for the first time on page 78.

Commercial Banking

		Year ended 31.12.02	Year ended 31.12.01
Net interest income	£m	**82**	81
Non-interest income	£m	**296**	275
Total income	£m	**378**	356
Operating expenses	£m	**(239)**	(228)
Depreciation on operating lease assets	£m	**(61)**	(48)
Bad debt provisions	£m	**(8)**	(6)
Profit before tax	£m	**70**	74
Net interest margin (Notes 1&2)	%	**2.23**	2.55
Mean interest-earning assets (Note 3)	£m	**4,781**	4,084
Cost:income ratio (Notes 4&5)	%	**75.6**	74.0

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.85% (2001: 2.13%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £361m (2001: £291m).

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 79.5% (2001: 77.5%).

Pre-tax profit for the Commercial Banking sector fell by 5% to £70m, reflecting additional costs associated with the cash business. Total income increased by 6% to £378m.

Net interest income

Net interest income increased to £82m with interest-earning assets increasing by 17%. The net interest margin fell to 2.23% primarily due to the lower interest rate environment.

Non-interest income

Non-interest income rose by 8% from £275m to £296m, due to higher volumes of business, predominantly asset finance operating leases, cash and cheque handling, and merchant acquiring.

Operating expenses

Operating expenses increased by £11m to £239m primarily reflecting higher costs in relation to the cash business.

Provisions

The charge for bad and doubtful debts increased from £6m to £8m, reflecting growth in recent years, mainly in the asset finance book.

Treasury & Group

	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Net interest income	64	58
Non-interest income	–	12
Total income	64	70
Operating expenses	(46)	(42)
Bad debt provisions	(1)	(1)
Profit before tax	17	27
Total mean interest-earning assets	22,681	18,698
External mean interest-earning assets	10,346	8,813

Net interest income

Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. In total, net interest income increased by 10% to £64m, reflecting balance sheet growth in Treasury operations. External mean interest-earning assets have increased by 17%, reflecting increased investments in liquid assets and mortgage and other asset backed securities.

Non-interest income

Non-interest income in 2001 reflected the £12m one-off benefit arising from the rationalisation of London premises.

Operating expenses

Operating expenses increased to £46m, including a £5m provision for potential pension claims from part-time employees.

Provisions

The charge for bad and doubtful debts represents a general provision. No specific provisions are deemed necessary.

Results by Profit and Loss Category

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	382	375	757	768
Non-interest income	281	303	584	508
Total income	663	678	1,341	1,276
Core expenses:				
Administrative expenses	(325)	(332)	(657)	(647)
Depreciation on assets other than operating lease assets	(19)	(15)	(34)	(37)
Operating expenses	(344)	(347)	(691)	(684)
Non-core expenses:				
Administrative expenses: Strategic investment	(17)	(34)	(51)	(85)
Depreciation on operating lease assets	(29)	(32)	(61)	(48)
Bad debt provisions	(40)	(30)	(70)	(63)
Profit before tax	233	235	468	396
Taxation	(64)	(64)	(128)	(112)
Profit after tax	169	171	340	284
Basic earnings per share	33.5p	34.5p	68.0p	56.4p

The restatement of the 2001 comparative results is due to two changes in accounting policy, as explained in Note 2 to the accounts on page 50.

Group pre-tax profit for the year was £468m, up 18% on 2001. Core profit, excluding the expenditure on our strategy, was £519m, up 8% on the comparable period in 2001.

Basic earnings per share increased by 21% to 68.0p.

Financial Review continued

Net interest income

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets.

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	382	375	757	768
Net income on operating lease assets	13	12	25	23
Net income including income on operating lease assets	395	387	782	791
Average balances:				
Interest-earning assets (IEA) (Note 3)	38,177	39,497	38,842	34,669
Financed by:				
Interest-bearing liabilities	33,802	34,712	34,261	30,497
Interest-free liabilities	4,375	4,785	4,581	4,172
Average rates:	%	%	%	%
Bank base rate	4.00	4.00	4.00	5.12
Gross yield on average IEA	4.94	4.67	4.80	6.28
Cost of interest-bearing liabilities	3.22	3.11	3.16	4.55
Interest spread	1.72	1.56	1.64	1.73
Contribution of interest-free liabilities	0.37	0.38	0.37	0.55
Net interest margin on average IEA (Notes 1&2)	2.09	1.94	2.01	2.28

(Note 1) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.97% for the year ended 31 December 2002 (2001: 2.23%), 2.04% for the six months ended 30 June 2002 and 1.90% for the six months ended 31 December 2002.

(Note 3) Average interest-earning assets excluding operating lease assets were £38,481m for the year ended 31 December 2002 (2001: £34,378m), £37,826m for the six months ended 30 June 2002 and £39,126m for the six months ended 31 December 2002.

Group interest income of £782m was £9m lower than in 2001 whilst the average total interest-earning assets were 12% higher than the previous year.

The net interest margin has fallen by 0.27% from 2.28% to 2.01%, with a reduction in the interest spread of 0.09% and a reduction in the contribution from interest-free liabilities of 0.18% compared to 2001. The fall in interest spreads is driven by reduced margins in Retail Banking and the impact of changing business mix driven by growth in lower margin treasury assets. The lower contribution from interest-free liabilities reflects lower market interest rates.

Non-interest income

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Fees and commissions receivable	264	266	530	498
Fees and commissions payable	(50)	(59)	(109)	(109)
Other operating income	25	52	77	48
Operating lease income	42	44	86	71
Total	281	303	584	508

Group non-interest income was £584m, 15% higher than 2001. The 2002 non-interest income included the £5m one-off benefit from the sale of a branch property. The 2001 income included a £12m one-off benefit from the rationalisation of London premises. Excluding these items, non-interest income growth was 17%, reflecting increased credit card income, higher unsecured personal loans insurance commission, increased income from long-term investment products, increased ATM income due to growth in the network, and higher commercial and asset finance income.

Administrative expenses and depreciation

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Staff related expenditure	133	139	272	253
Post Office/A&L Cash Solutions	56	63	119	109
Marketing costs	27	27	54	75
Premises, equipment and other	91	85	176	170
Outsourcing costs	18	18	36	40
Core administrative expenses	325	332	657	647
Depreciation on fixed assets other than operating lease assets	19	15	34	37
Operating expenses	344	347	691	684
Non-core expenses:				
Administrative expenses:				
Strategic investment	17	34	51	85
Depreciation on operating lease assets	29	32	61	48
Total	390	413	803	817

Total expenses of £803m have fallen by £14m compared to 2001, whilst operating expenses of £691m, which exclude the planned strategic investment costs and depreciation on operating lease assets, have increased by £7m over the comparable period.

Staff related expenditure increased by 8% as a result of growing business volumes, higher bonuses to customer facing staff, increased pension costs and a £5m provision for potential pension claims from part-time employees.

As stated in our 2001 results announcement, for 2002 we planned ATM costs of £10m, cost savings from the implementation of our strategy of £20m, as well as inflation and volume related increases, compared to our core cost base of £650m in 2000.

The £691m of operating expenses in 2002 included £33m of inflation related expenses, £39m of volume related expenses and £11m of actual ATM related expenses compared to the core cost base in 2000. The remaining £608m of core costs, compared to £650m in 2000, reflects £9m of increased costs associated with the new cash market agreements and £12m of credit card operating cost savings. This demonstrates that we have more than delivered our targeted saving of £20m in the year as a whole.

Strategic investment costs included expenditure on key customer processing systems. In addition, £19m was incurred relating to the implementation of the new business model for our credit card business.

Our current strategic investment programme is expected to be complete at the end of 2003, and planned total expenditure on the programme remains unchanged. Our one-off strategic investment expenditure in 2003 will be around £26m, reflecting the £23m originally signalled (including £11m of costs associated with the implementation of the new credit card business model) and £3m of expenditure originally planned in 2002 which will now take place in 2003.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 58.0% (2001: 62.6%). Excluding strategic investment costs the Group core cost:income ratio was 54.0% (2001: 55.7%). Including depreciation on operating lease assets, the Group cost:income ratio was 59.9% (2001: 64.0%), with a core Group cost:income ratio of 56.1% (2001: 57.3%).

Provisions for bad and doubtful debts

The charge for losses on bad and doubtful debts can be analysed as follows:

	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Residential property mortgages	5	(4)
Other mortgages	(1)	(5)
Personal Banking (Note 1)	57	65
Retail Banking	61	56
Commercial secured and unsecured loans	2	2
Asset finance	6	4
Commercial Banking	8	6
Treasury & Group	1	1
Total	70	63

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

The loss charge for the Group in the second half of 2002 was £30m, £10m lower than the first half of 2002. The total charge for credit cards in 2002 was £18m, of which £3m represented a further provision against the £31m of credit card balances retained following the transfer to MBNA. Total provisions against these balances were £24m at 31 December 2002.

The closing balances of provisions were as follows:

	As at 31.12.02 £m	As at 31.12.01 £m
Residential property mortgages	26	21
Other mortgages	4	5
Personal Banking (Note 1)	113	112
Retail Banking	143	138
Commercial secured and unsecured loans	10	9
Asset finance	12	11
Commercial Banking	22	20
Treasury & Group	2	1
Total provisions	167	159
General	35	34
Specific	132	125
Total	167	159

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

For residential lending, the ratio of closing provisions to gross loans and advances increased slightly from 0.10% to 0.11%, reflecting our continued prudent provisioning policy, and the economic environment. In addition to the £26m of residential provisions above, the Group has an offshore captive insurance subsidiary with available funds of £14m, and a further £11m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet. Together this pool provides £51m of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The provision for unsecured loans, current accounts and credit cards increased marginally from £112m to £113m. This represents 4.81% (2001: 3.51%) of gross balances, reflecting the retention of credit card accounts that were subject to debt and fraud recovery processes when the rest of the accounts were transferred to MBNA.

The Commercial Banking lending book is split between 'big-ticket' structured finance transactions of £1.0bn (2001: £0.9bn) and other commercial loans and smaller 'ticket' leases of £2.4bn (2001: £2.0bn). The total level of provision at 31 December 2002 was £22m (2001: £20m), representing 0.6% of gross balances, a similar level to 2001. In addition, there is a further £8m of residual value provision against operating leases. Almost all of the £1.0bn 'big-ticket' portfolio is covered by agreements with, or guaranteed by banks.

Pensions

The total charge to the Group's profits in respect of pensions increased from £16.5m in 2001 to £27.5m in 2002, including £5m relating to a one-off provision for pension claims from part-time employees and £2m for post-retirement medical benefits. Under FRS 17, at 31 December 2002 the net retirement benefits liability was £223m, as explained in Note 40 on page 68.

Taxation

A corporation tax rate of 30% (2001: 30%) has been used in preparing these results. The tax charge for the year of £128.0m (2001: £112.0m) represented 27.3% of profit before tax (2001: 28.3%). The Group expects that it will maintain a tax charge below the statutory rate as it will continue to carry out its commercial activities and structure its business in a tax efficient manner.

The Group is presently in discussions with the Inland Revenue regarding the utilisation of certain tax allowances in respect of one specific transaction undertaken by its leasing operation in 1997. This transaction subsequently resulted in reduced corporation tax paid by the Group of approximately £30m. The Group has taken legal advice and does not believe that any additional tax liability should arise from these discussions. However, if any additional liability were to arise, there are indemnities and legal rights, which should enable recoveries from third parties. Therefore no provision is necessary.

Dividends

A final dividend of 26.9p per share is proposed, giving a total dividend of 39.9p for the year, up 10% on 2001. This compares to basic earnings per share of 68.0p. The directors have proposed the dividend for 2002 after considering the core profits of the business, excluding strategy costs.

Financial Review continued

Summary Balance Sheet

The structure of the consolidated balance sheet as at 31 December 2002 is shown below in summary format:

	As at 31.12.02 £m	As at 31.12.01 (restated) £m
Assets		
Cash, treasury assets and loans and advances to banks	10,852	10,429
Loans and advances to customers:		
Residential mortgages including securitised advances	23,616	21,915
Less: non-recourse finance	(159)	(200)
Other secured loans	1,184	697
Unsecured consumer loans	2,136	2,163
Credit card balances	7	841
Other unsecured loans	517	453
	27,301	25,869
Net investment in finance leases and hire purchase contracts	1,591	1,513
Intangible assets	4	3
Tangible fixed assets	305	302
Operating lease assets	369	340
Other assets	827	672
Long-term assurance business attributable to shareholders	–	83
Long-term assurance assets attributable to policyholders	–	230
	41,249	39,441
Liabilities		
Customer accounts:		
Retail Banking	17,546	16,441
Commercial Banking	4,814	5,659
	22,360	22,100
Deposits by banks	2,702	1,991
Debt securities in issue	12,104	11,054
Other liabilities	1,753	1,697
Subordinated loan capital	610	610
Shareholders' funds	1,720	1,759
Long-term assurance liabilities attributable to policyholders	–	230
	41,249	39,441

The restatement of the 2001 comparative results is due to two changes in accounting policy as explained in Note 2 on page 50.

Total assets increased by £1.8bn in the year, reflecting a net increase in loans and advances to customers of £1.4bn, and an increase of £0.4bn in treasury assets and loans and advances to banks. The increase in total assets was mainly funded by the issue of debt securities and higher deposits by banks.

Capital structure

The Group's risk asset ratio is given in the table below:

		As at 31.12.02 £m	As at 31.12.01 (restated) £m
Capital:	Tier 1: statutory	1,704	1,710
	Tier 2	607	667
	Deductions	(35)	(82)
Total capital		2,276	2,295
Total risk weighted assets		20,034	19,357
Risk asset ratios:			
	Total capital	11.4%	11.9%
	Tier 1: statutory	8.5%	8.8%
	Tier 1: regulatory	7.6%	8.3%

The tier 1 statutory ratio has reduced from 8.8% to 8.5%.

During the second half of 2002 the Group repurchased and cancelled 22.7m shares, with a total value of £188m.

The Group's profit ratios compared to 2001 were as follows:

	Year ended 31.12.02 %	Year ended 31.12.01 (restated) %
Post-tax return on mean capital	19.5	16.7
Post-tax return on mean assets	0.8	0.8
Post-tax return on mean risk weighted assets	1.7	1.6

Risk management and control

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk, market risk and liquidity risk. The following table details the work of the main committees that have been established within the Group to manage these risks:

Committee	Status	Main Responsibilities	Membership
Group Audit & Risk Committee (GARC)	Group Board sub-committee	Approval of the Group's overall risk management framework Approval of policy for management of operational risk Approval of the Group's internal control policies	Non-executive Group Board Directors only However, executive Board Directors and other senior managers attend
Group Credit Policy Committee (GCPC)	Group Board sub-committee	Approval of policy for the management of credit, market and liquidity risks	Executive and non-executive Group Board Directors and other senior managers
Group Assets and Liability Committee (ALCO)	Management committee	Monitoring market and liquidity risks and recommending policy in these areas to GCPC	Executive Group Board Directors and other senior managers

Operational risk

Operational risk is defined as "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events". All of the Group's activities give rise to the potential for operational loss events.

The Group monitors its operational risks through a variety of techniques. These include the six-monthly Group Internal Control Policy certification by senior management undertaken across all the Group's business areas, and the presentation to the Group Board of a monthly operational risk dashboard assessing the extent of each of the Group's operational risks.

Operational risk is managed through a combination of internal controls, processes and procedures and various risk mitigation techniques, including insurance and business continuity planning.

Credit risk

Credit risk is the potential risk of financial loss where counterparties are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk in both its retail and wholesale lending activities.

The Group employs sophisticated credit scoring, behavioural scoring, underwriting and fraud detection techniques to support sound decision making and minimise losses in its lending activities. Behavioural scoring also operates within the personal account management and collections processes. A proactive approach to the control of bad and doubtful debts is maintained within the collections areas.

Experienced credit and risk functions operate within the Group, and are driven both by the recognised need to manage the potential and actual risks, but also by the need to continually develop new processes to ensure sound decisions into the future. In this way, any changes in risk from market, economic or competitive changes are identified and the appropriate controls developed and put in place.

Comprehensive management information on movement and performance within the various personal and wholesale portfolios ensure that credit risk is effectively controlled and trends identified prior to any potential impact on performance. Group performance is also measured against the industry, where appropriate, to ensure debt default levels remain below that of the industry average. This management information is distributed widely across the Group and monitored within tight boundaries at Board and credit policy committees.

Policy statements covering, amongst other things, criteria to be used in considering limits on counterparties and countries, are reviewed annually by the GCPC. Authorised limits on a counterparty are governed largely by the size of its capital base and, where published, credit ratings assigned by the major rating agencies.

Market risk

Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all the Group's businesses. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings and the preservation of shareholder value.

The Group's exposure to market risk is governed by a policy approved by the GCPC. This policy sets out the nature of risk which may be taken and aggregate risk limits. Based on these aggregate limits, the ALCO assigns risk limits to all Group businesses and monitors compliance with these limits. Each business has its own market risk policy which is approved by the ALCO. At each meeting the ALCO reviews reports showing the Group's exposure to market and liquidity risks.

The Group has established a transfer pricing system with the intention of transferring materially all of the market risks that arise in the various Group businesses to Group Treasury. Market risk is transferred to Group Treasury by way of appropriate hedging arrangements. Group Treasury plays a pivotal role in managing the Group's market risk. Group Treasury acts as a 'Risk Clearing House', managing these risks within its own limits, and seeks to take advantage of natural hedges within the Group's businesses.

Market risk is measured and reported using a variety of techniques, according to the appropriateness of the technique to the exposure concerned. The techniques used include interest rate gap analysis, scenario analysis and value at risk.

Interest rate risk

Interest rate risk is the most significant market risk to which the Group is exposed. This risk mainly arises from mismatches between the re-pricing dates of the interest bearing assets and liabilities on the Group's balance sheet and from the investment profile of the Group's reserves and other net non-interest bearing liabilities.

Outside of Group Treasury, interest rate risk primarily arises in the Group's mortgage, savings, leasing and personal loan businesses. The exposure in these portfolios is hedged with Group Treasury using interest rate swaps and other appropriate instruments.

Net non-interest bearing liabilities comprise mainly interest-free personal and corporate current accounts and shareholders' funds, and totalled £4.2bn at 31 December 2002 (2001: £4.1bn – restated). Wherever it decides to invest these funds, the Group is exposed to market risk – if the funds are invested short term net interest income will be very volatile but the market value of the assets will be relatively stable, whilst investing the funds longer term will achieve more stability in net interest income but at the expense of greater volatility in the market value of the assets. In balancing these two extremes the Group's objective is to minimise volatility in net interest income over the medium term.

These balances, particularly current account balances, are constantly changing and it is therefore necessary to establish a view of the core balance and to keep this under review on a regular basis. This responsibility rests with the ALCO. At 31 December 2002, the core fund was £3.4bn (2001: £3.4bn) and the remainder, representing fluctuations above core balance levels on current accounts and capital not allocated to business units, was £0.8bn (2001: £0.7bn – restated).

The following table summarises the repricing profile of the core fund.

	Less than 1 year	More than 1 year
31 December 2002		
Interest rate repricing profile	21%	79%
31 December 2001		
Interest rate repricing profile	17%	83%

A full interest rate repricing table is shown in Note 43 on Page 71.

Financial Review continued

Foreign exchange risk

The Group's policy is not to run material, speculative foreign exchange positions.

The Group offers foreign exchange services to customers through both Group Treasury and Girobank, and detailed limits and controls are established within those businesses to control the exposure. Girobank clears its positions with Group Treasury in accordance with the policy of transferring market risk positions to Group Treasury wherever possible.

As part of its normal operations Group Treasury raises and invests funds in currencies other than Sterling. The foreign exchange risks of these activities are hedged within Group Treasury's limits.

Equity risk

The Group markets equity related products to its customers, including guaranteed stock market bonds. The Group's policy is to have no material exposure to equity markets. The exposures arising from the Group's products are eliminated as far as is practicable by appropriate hedging contracts.

Liquidity risk

It is Group policy to ensure that resources are at all times available to meet the Group's obligations including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of policy is the responsibility of the ALCO. The day to day management of liquidity is the responsibility of Group Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required.

Liquidity policy is approved by the GCPC and agreed with the Financial Services Authority. Limits on potential cashflow mismatches over defined time horizons are the principal basis of liquidity control. The size of the Group's holdings of readily realisable liquid assets is primarily driven by such potential outflows.

Derivatives

A derivative is an off balance sheet agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or indices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures and are an indispensable tool in treasury management. Derivatives are primarily used by the Group for balance sheet management purposes. However the bank also runs trading book positions in derivatives; details of the level of interest rate risk in the trading book are contained in Note 43 on page 72.

Types of derivatives and uses

The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts which are used to hedge balance sheet exposures arising from fixed and capped rate mortgage lending, personal loans, leasing arrangements, funding and investment activities and foreign exchange services to customers.

The following table describes the significant activities undertaken by the Group, the related risks associated with such activities and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on balance sheet instruments or natural hedges that exist in the Group balance sheet.

Activity	Risk	Type of hedge
Fixed or capped rate lending	Sensitivity to increases in interest rates	Interest rate swaps and options and FRAs
Fixed rate savings products and fixed rate funding	Sensitivity to falls in interest rates	Interest rate swaps and options and FRAs
Equity linked investment products	Sensitivity to changes in equity indices and interest rates	Equity linked futures and options and interest rate swaps
Investment and funding in foreign currencies	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts, cross-currency interest rate swaps
Customer foreign exchange business	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts
Management of shareholders' funds and other net non-interest liabilities	Sensitivity to falls in interest rates	Interest rate swaps

Control of derivatives

With the exception of credit exposures, which are managed within policies approved by the GCPC, all limits over the use of derivatives are the responsibility of the ALCO.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges and are not subject to significant credit risk. Other derivatives contracts are on an "Over the Counter" basis with OECD financial institutions. The exposures arising from these contracts are shown in Note 43 to the Accounts on page 73.

Directors' Report

The directors have pleasure in presenting their report and the consolidated financial statements of Alliance & Leicester plc for the year ended 31 December 2002.

Principal Activities and Business Review

The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's principal subsidiary, Girobank plc, provides a wide range of banking and financial services to business and public sector customers.

The Group's business during the year and future plans are reviewed on pages 2 to 24.

Results and Dividends

The profit on ordinary activities before tax for the year ended 31 December 2002 was £468.3m (2001: £396.4m).

An interim net dividend of 13.0 pence per share (2001: 11.8 pence per share) was paid on 14 October 2002.

The directors propose a final net dividend for the year of 26.9 pence per share (2001: 24.5 pence per share) to be paid on 12 May 2003.

Directors

The following persons were directors of the Company during the year:

J R Windeler *Chairman*

M P S Barton *Deputy Chairman*

R A Pym *Group Chief Executive (Group Chief Executive from 1 June 2002)*

M J Allen

R L Banks

D J Bennett

The Hon D Brougham

F A Cairncross

G N Corah *(to 23 January 2002)*

R M McTighe

C S Rhodes *(from 1 June 2002)*

E J Watts

The names and brief biographies of the current directors are shown on pages 26 and 27. Miss F A Cairncross, the Hon. D Brougham and Mr D J Bennett will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting. Mr C S Rhodes was appointed a Director on 1 June 2002 and will offer himself for election at the forthcoming Annual General Meeting.

Directors' Interests in Contracts

No director had a material interest at any time during the year in any contract of significance, other than a service contract (see Directors' Remuneration Report on page 35), with the Company or any of its subsidiary undertakings.

Directors' Interests in Shares

Directors' interests in the shares of the Company and options to acquire shares are set out in the Directors' Remuneration Report on pages 36 to 38.

Substantial Shareholders

Shareholders with an interest in the issued ordinary share capital of the Company disclosed in accordance with Sections 198-208 of the Companies Act 1985 are shown in Note 37 on page 65.

Corporate Governance

The Group's Statement of Corporate Governance is set out on pages 39 to 41.

Social Responsibilities

The Group's Corporate Social Responsibility Report is set out on pages 28 to 31, including details of charitable donations.

Political Donations

No donations were made to political parties in either 2001 or 2002.

Staff

The Group's staff policies are set out in the Corporate Social Responsibility Report on pages 29 to 30.

Creditor Payment Policy

The Group's creditor payment policy is set out in the Corporate Social Responsibility Report on page 29.

Authority to Purchase Shares

During the year, 22,716,125 shares of 50p each representing a nominal value of £11,358,062 were repurchased and cancelled, representing 4.69% of the Company's issued capital as at 31 December 2002. The aggregate consideration (including stamp duty) paid for the shares was £188,000,004. The purpose of the share buybacks was to continue our programme to improve capital efficiency and meet our capital target of a regulatory tier 1 capital ratio (excluding retained earnings) of 7.5%.

Capital efficiency remains a key financial objective and shareholder authority will again be sought, at the Annual General Meeting, for the Company to purchase in the market up to 48.4 million of its shares, representing some 10% of the issued share capital, in order to retain flexibility in managing the Company's capital requirements.

Special Business at the Annual General Meeting

The Annual General Meeting will be held on 6 May 2003. Shareholders will see from the Notice of the Annual General Meeting that they are asked to consider and, if thought fit, pass two resolutions relating to the Political Parties, Elections and Referendums Act 2000 as special business. The terms of this Act are widely drafted and it could affect donations to, or sponsorship of, campaigning charities. A precautionary authority is being sought to ensure that the Group's programme of charitable donations is not adversely affected.

Auditors

A resolution re-appointing Deloitte & Touche as auditors and authorising the directors to determine their remuneration will be proposed at the Annual General Meeting.

On behalf of the Board

J Hepplewhite
Company Secretary

20 February 2003

Board of Directors



John Windeler Aged 59
Chairman
Appointed to the Group Board on 27 April 1995, John Windeler is Chairman. He has extensive experience in international money and securities markets, formerly as Executive Vice President of Irving Trust Bank, Group Chief Financial Officer at the National Australia Bank and Chief Executive of that bank's UK insurance division. He is Chairman of the Nomination Committee and a member of the Remuneration Committee. He is also a non-executive director of BMS Associates Limited and RM plc.



Peter Barton Aged 65
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Group Board on 13 May 1998, Peter Barton is Chairman of the Remuneration Committee and of the Group Audit & Risk Committee. He is also a member of the Group Credit Policy and Nomination Committees. His other directorships include Foreign & Colonial US Smaller Companies plc and the Guinness Trust Group, and he is Chairman of Howard de Walden Estates Limited. He is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included 9 years with Lehman Brothers International and 4 years with Robert Fleming & Co.



Richard Pym Aged 53
Group Chief Executive
Appointed to the Group Board on 1 September 1993, Richard Pym is Group Chief Executive. He is a member of the Group Credit Policy Committee and a non-executive director of Selfridges plc. His previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc.



The Honourable David Brougham Aged 62
Non-Executive Director
Appointed to the Group Board on 8 May 2000, David Brougham is Chairman of the Group Credit Policy Committee and a member of the Group Audit & Risk and Remuneration Committees. He has served as Chairman of Chartered Trust plc and as an executive director at Standard Chartered where he was on the Board from 1993 until 1998. He is a director of Hampden Holdings Limited.



Frances Cairncross Aged 58
Non-Executive Director
Appointed to the Group Board on 1 January 1992, Frances Cairncross is a member of the Remuneration and Nomination Committees. Currently Management Editor of 'The Economist', she is also chair of the Economic and Social Research Council and an honorary fellow of St Anne's College, Oxford.



Chris Rhodes Aged 39
Operations Director
Appointed to the Group Board on 1 June 2002, Chris Rhodes is Operations Director whose responsibilities include Group Information Systems and Retail Credit & Risk. He was previously Deputy Managing Director and Finance Director of Girobank having held a number of senior positions with Alliance & Leicester since he joined the Company in 1988.



Michael Allen Aged 65
Non-Executive Director
Appointed to the Group Board on 1 January 2000, Michael Allen is a member of the Remuneration and Nomination Committees. He was Group Vice President in Procter & Gamble's European operations, having held a number of senior management positions in the Group. He is a non-executive director of Safeway plc and Fiske plc.



Richard Banks Aged 51
Wholesale Banking Director
Appointed to the Group Board on 1 February 1998, Richard Banks is Wholesale Banking Director with responsibility for the Commercial Banking and Treasury businesses. He was previously Distribution Director having held a number of senior positions in Girobank since he joined the Company in 1987.



David Bennett Aged 40
Group Finance Director
Appointed to the Group Board on 1 January 2000, David Bennett is Group Finance Director with responsibility for financial planning and reporting, strategic planning and market risk. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd.



Mike McTighe Aged 49
Non-Executive Director
Appointed to the Group Board on 1 June 2000, Mike McTighe is a member of the Group Audit & Risk Committee. He is currently Chairman of Red M Communications Ltd and a Director of Via Networks, Inc. Formerly Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he spent 5 years with Philips of the Netherlands, 5 years with Motorola, and 10 years with GE.



Jonathan Watts Aged 48
Non-Executive Director
Appointed to the Group Board on 8 May 2000, Jonathan Watts is a member of the Group Audit & Risk Committee. For the past 5 years he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company. Previously he held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp. He is a member of the Telegraph Hill Partners advisory board.

Corporate Social Responsibility Report

The following report contains extracts taken from our first Corporate Social Responsibility Report (CSR) which was published on the Group's corporate website (www.alliance-leicester-group.co.uk/csr) in February 2003.

We know that our future success depends on taking into account the interests of all stakeholders in our business: our customers, our employees, our shareholders and the wider community in which we work and live. The demands of these different stakeholders may differ at times, but a successful business recognises the important role each plays in making the business a success.

The progress we have made with CSR-related matters to date has been reflected in the Group maintaining membership of the FTSE4 Good index during 2002.

Alliance & Leicester is a member of the British Bankers Association (BBA) CSR Advisory Panel. During 2002, the BBA contributed to the publication of the FORGE Group guidance on CSR management and reporting in the financial services sector.

The FORGE Group guidance was published whilst we were collating this report, and we have structured the report under the headings outlined by FORGE as being those most relevant to financial services organisations.

Our Marketplace

Access to products and services

Our distribution network covers the whole of the UK and includes branches, ATMs, telephone and postal banking, and the internet, as well as access through Post Offices. We recognise that some of our customers have additional needs and we have developed a number of services to supplement our distribution channels.

For customers who are deaf, hard of hearing or have speech impairments, a fully qualified sign language interpreter is available on request. Customers can also use a Typetalk operator to relay a message to us.

For customers with visual impairments we make our documents easier to read by printing brochures, letters and statements in larger print, or providing them in an audio or Braille format.

New and refurbished branches of Alliance & Leicester are being designed, wherever possible, to make them more convenient and accessible for customers.

We are a supporter of the Government's Universal Banking initiative, and offer a basic bank account product.

Customer service

Internally we monitor our customer service performance on a monthly basis as part of our business strategy. This includes regular sampling of our personal customers concerning what they think of our service – helping us to identify what we are doing well and where there are areas for improvement. We formally compare our service performance to that of our competitors, and we use mystery shopping to measure our performance against our own internal service standards. The results of these surveys provide vital input to our management.

Business ethics

Our statement of Business Principles, which was approved by the Board and communicated to all staff in May 2002, includes a number of items which encapsulate the Group's business ethics.

> "We know that our future success depends on taking into account the interests of all stakeholders in our business: our customers, our employees, our shareholders and the wider community in which we work and live."

The following extracts from that document address ethical matters:

- We will not risk the Group's reputation by knowingly associating with people, organisations, products or transactions that could potentially damage our reputation.
- We are positive about complying with our legal and regulatory obligations – this protects our customers, our shareholders and ourselves.
- Each member of staff has a personal responsibility to contribute to the Group's success and reputation by carrying out his or her job conscientiously, efficiently and honestly, and maintaining the highest standards of integrity and personal conduct in all matters which affect the Group.
- Consistent with the highest standards of integrity, we do not countenance the solicitation or acceptance of hospitality or gifts which may be mistaken for an inducement, nor do we countenance use of information received in the course of our business dealings for personal gain.
- We provide the means whereby staff can report any suspicions of wrongdoing to senior management or to our Internal Audit and Compliance Departments.
- We seek business relationships which are mutually beneficial and lead to success through fair dealing and high standards of business integrity.
- We will normally seek competitive proposals from suitable suppliers.
- We do not knowingly do business with organisations or bodies which are involved in the abuse of human rights.

We are still vigilant in ensuring that we lend only to respected institutions and do not deal knowingly with businesses involved in any illicit activities, such as money laundering or foreign regimes that violate human rights.

Privacy

The Group's policies comply with the Data Protection Act and it has stringent policies



Alliance & Leicester is involved in the Right to Read campaign in 3 local education areas. Right to Read is a national initiative which invites individual volunteers, sponsored by their employer, to go into a local school and give children with difficulties the help and advice they need to improve their reading skills.

on the protection of customer privacy, conforming to standards set by the voluntary banking codes and legislation.

Terms of trade

Our products are aimed at UK-based customers or British expatriates, and all of our operations are based in the British Isles. In this context, Terms of Trade issues are not a significant issue for the Group, nor does our behaviour significantly impact on such issues as they would for a more international company.

Creditor payment policy

The Group is a signatory of the DTI's Better Payment Practice Code. Information regarding this code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

It is Group policy to:

- agree the terms of payment at the start of business with that supplier
- ensure suppliers are aware of the payment terms
- pay in accordance with any contractual and other legal obligations.

Trade creditor days of the Company for the year ended 31 December 2002 were 28 days (2001: 22 days) based on the ratio of Company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Our Workplace

Our business vision commits Alliance & Leicester to becoming "the most customer focused financial services provider in the UK – bar none." We know that we cannot achieve that without the whole-hearted commitment of our employees.

Responsibility for all employee related issues, including Health & Safety, rests with the Group's Human Resources Director who reports to the Group Chief Executive.

Throughout the Group, there are numerous examples of actions aimed at developing and motivating our workforce. During 2002, many of these have been brought together under the heading "Living Life Better at Alliance & Leicester". We believe that effective communication and consultation with our employees is crucially important. Almost all of our employees have access to our Group Intranet either at their workstation or at designated Intranet points. The Intranet not only keeps employees up to date with business related information, but also provides staff with the facility to ask questions on any subject related to the Group.

We carry out an annual employee opinion survey which is sent to all Group staff, asking their views on the Group. The Group results from the 2002 survey showed improvement over the 2001 survey in each of the categories surveyed – Communications, Leadership & Involvement, Morale & Commitment, and Development.

Learning and development

Our innovative "Valuing Individual People" (VIP) training programme aims to help our employees achieve our vision. VIP focuses on putting the internal and external customer at the centre of everything we do, and ensuring that everyone is treated as a valued and respected individual.

We are proud that we have achieved Investors in People accreditation in over 70% of our business, including all of our principal customer-facing areas. We aim to increase this proportion further during 2003.

Alliance & Leicester operates a number of development schemes aimed at high achievers, including our management trainee scheme, an accelerated leadership programme and sponsorship of further education training.

In addition, Alliance & Leicester invests in further education opportunities that support the development of our

Corporate Social Responsibility Report continued

employees, such as CeMAP, CeFA, CIM and CIPD qualifications.

Disciplinary practices
The Group encourages employees to adopt a responsible attitude to work, encompassing self imposed discipline. The main aim of the Group's Discipline policy is to be corrective rather than punitive and is in line with the ACAS Code of Practice on discipline at work. It sets reasonable standards of performance and behaviour and aims to ensure consistency and fairness of treatment of all employees when these standards are not met.

Work/life balance
We believe it is important for all staff to be able to share the benefits of good performance by the Company.

This is reflected in a number of ways.

More than 90% of our employees are Alliance & Leicester shareholders and more than 90% participate in one or more of our Company share schemes.

Our Flexible Holidays scheme enables employees to buy or sell up to five days' holiday each year. More than 20% of our staff take advantage of this benefit.

We offer our staff incentives to own and use Alliance & Leicester products, and we also offer our employees the chance to participate in various promotion and partnership packages, including discounted health club membership, holidays and childcare. The Group offers employees an enhanced maternity, paternity and adoption leave package which exceeds statutory obligations and is flexible to the requirements of individual employees.

We offer our employees a range of flexible working hours and location arrangements to match their individual needs wherever possible.

Health and safety
Alliance & Leicester's Health and Safety Mission Statement commits us to ensuring that our employees are provided with a safe and healthy working environment, and to achieving Health & Safety excellence through statutory compliance.

We recognise that the Health & Safety at Work Act and recent Safety Regulations allocate responsibilities to both managers and employees within the workplace. Our Health & Safety Management System outlines personal responsibilities for Health & Safety at work.

> "We actively support local communities through charitable donations, gifts in kind and through the involvement of our staff in volunteering initiatives."

Our security policies state clearly that the safety, health and welfare of our staff must always be placed before the minimisation of financial or other loss by Alliance & Leicester.

Diversity and equal opportunities
Alliance & Leicester recognises the right of every employee to be treated with dignity and respect at work. Working with our union representatives we have produced and promoted a Group policy to ensure that any problems are dealt with promptly and with sensitivity. We take our responsibilities under the Disability Discrimination Act 1995 very seriously and ensure all reasonable measures are taken to enable customers and potential customers to access the full range of Group products and services at all our premises within the timescales as defined within the Act. Our Equal Opportunities policy commits us to removing barriers which would prevent the employment of disabled people in Group jobs and to implement all reasonable measures to ensure disabled staff can effectively carry out their jobs. As an employer Alliance & Leicester recognises the potential that all people bring to the workplace regardless of sex, race, ethnic or national origin, religious belief, marital status, disability or sexual orientation. As part of that philosophy and in keeping with our values, we believe that every employee should be treated with the same respect and dignity.

Freedom of association/collective bargaining
Alliance & Leicester recognises the Communications Workers Union (CWU), the Public and Commercial Services Union (PCS) and Alliance & Leicester Group of Staff (ALGUS) for collective bargaining purposes. We enjoy good relations with these recognised unions and endeavour to involve their representatives at all levels. To this end, for example, union representatives are invited to attend our regular senior management briefings.

Working with our Local Communities

Responsibility for Community affairs rests with the Director of Corporate Communications, who reports to the Group Chief Executive. We are proud of the links we have built up with the community, in particular with the local communities in which our employees live and work.

We actively support local communities through charitable donations, gifts in kind and through the involvement of our staff in volunteering initiatives. Our charitable donations policy particularly emphasises support for the communities from which we draw large numbers of employees – in particular Leicestershire and Merseyside. In each of these areas we have strong links with local schools, voluntary groups and charities.

During 2002 Alliance & Leicester made donations for charitable purposes amounting to £560,000. This included £150,000 donated by the Group to the NSPCC's FULL STOP campaign as a result of our account opening promotion run in December 2001 and January 2002.

In addition to these donations our Corporate Community Investment programme has given support to a large number of organisations nationally and locally. This support has taken various forms including gifts in kind, management secondments, organising fund raising events and the use of office space. This support in total amounted to an estimated £100,000 in 2002. During 2002 Alliance & Leicester staff organised a "fun day" at the Group's Carlton Park headquarters. This event was well supported by both Group employees and the local community and raised over £9,000 for local charities and schools.

We have also provided a further £50,000 of sponsorship to the Leicester Tigers TAG rugby initiative designed to allow young children to learn both team skills and basic rugby skills in a fun environment. Alliance & Leicester and the Tigers teamed up over two years ago after finding that less than 10% of all primary schools in Leicester, Leicestershire and Rutland actively participate in the sport.

2002 also saw Alliance & Leicester support the NSPCC's "Change for Kids" campaign. The campaign, which called on the public to hand in spare European currencies at Alliance & Leicester branches before the introduction of the Euro, resulted in over £1m being raised for the NSPCC.

In January 2003 Alliance & Leicester was made a Patron of the NSPCC FULL STOP appeal in recognition of our role in raising over £1m for the NSPCC during the past 12 months.

The Environment

Responsibility for the implementation of the Group's environmental policy rests with the Group's Operations Director who is a member of the Group Board and reports to the Group Chief Executive. We recognise that our actions as a Group can have an effect on the world around us. We believe that improving environmental performance is sound business practice.

This means that environmental best practice is, wherever reasonably practicable, incorporated into our decision-making processes. We invest in environmentally friendly and sustainable products and services, minimise energy usage, encourage energy efficiency (also by encouraging staff to be environmentally friendly) and promote waste minimisation and environmentally friendly waste disposal.

Alliance & Leicester sets objectives aimed at evaluating and managing our impact on the environment. We benchmark our progress using our membership of the Business in the Environment Index of Corporate Environmental Engagement, and our environmental programme is being developed to ensure further improvements in performance, data availability, environmental management and reporting.

In December 2002, the Institute of Energy confirmed that Alliance & Leicester has been approved for re-accreditation under the Energy Efficiency Accreditation Scheme, one of only 10 financial services companies to be accredited. The Group has been able to demonstrate it meets the required high standards in the management and use of energy as dictated by the Scheme rules at that time.

Corporate Social Responsibility is a potentially wide-ranging and complex subject and we are keen to get our strategy right. Throughout 2002 we have taken big steps to identify Corporate Social Responsibility activity being undertaken by the Group and to pull together all of that work under a Corporate Social Responsibility banner. Over the next year we will carry out further work to identify actions we can take to improve matters further.

Our approach, now and in the future as we develop our strategy, is rooted in the belief that Corporate Social Responsibility is about businesses committing themselves to working with their employees and their families, the local community and society at large to improve the quality of life.




NSPCC
Cruelty to children must stop. FULL STOP.

Alliance & Leicester has helped raise over £1m during the past 12 months for the NSPCC FULL STOP campaign.

Statutory Accounts

Directors' Remuneration Report

For The Year Ended 31 December 2002

This report has been prepared pursuant to the Directors' Remuneration Report Regulations 2002 and the Listing Rules issued by the Financial Services Authority.

Remuneration Committee's Composition and Scope

The Board Remuneration Committee ("the Committee") comprises the following five non-executive directors:

Mr M P S Barton
(Chairman and senior independent non-executive director)

Mr M J Allen

The Hon D. Brougham

Miss F A Cairncross

Mr J R Windeler

Mr G N Corah, who retired from the Board on 23 January 2002, was a member of the Committee until his retirement. Mr Windeler was appointed to the Committee on 25 July 2002. All other members of the Committee served throughout 2002.

The Secretary of the Committee is Mr J Hepplewhite, Company Secretary, who is appointed by the Board and who minutes proceedings of the Committee, submits reports and provides professional assistance to the Committee on governance issues. The Committee was also assisted by Mr Windeler (whilst he was Executive Chairman) and Mr R A Pym (Group Chief Executive) in relation to those directors who reported to them. Mr G A Ledward, the Company's director of Human Resources also provided assistance to the Committee.

The Committee is responsible for determining, pursuant to a policy framework on executive remuneration agreed by the Board, the pay and benefits and contractual arrangements of each executive director and for overseeing the Group's Share Schemes.

Within the parameters set by the Board, individual performance-related payments and share awards are made by the Committee with the objective of rewarding achievements and aligning the interests of the individual with those of the Group's shareholders. The individual salary, bonus and benefit levels of executive directors are normally reviewed annually by the Committee and due consideration is given to advice from independent advisers. The independent advisers appointed by the Committee during 2002 were Towers Perrin for general remuneration advice and comparator information, and Mercer Human Resource Consulting specifically for pension-related issues. Mercer Human Resource Consulting also provide pension-related financial advice to the Company. Ernst & Young LLP were appointed by the Company with the agreement of the Committee and provided specialist advice to the Committee in relation to the Group's Share Schemes.

Statement of Remuneration Policy and its Development

The broad policy of the Board and the Remuneration Committee remains to set remuneration so as to attract and retain high calibre executives and to encourage and reward superior business performance. Remuneration for executive directors should reward both individual and company performance measured against performance criteria that are relevant and realistic but also challenging, so that good performance is encouraged.

Of the total remuneration package of executive directors, a significant proportion should relate directly to the performance of the Group and the share price performance. This accords with the objective of both the Board and the Committee to ensure a sufficiently direct and clearly defined "line of sight" (i.e. a clear relationship between actions and the corresponding level of reward received), in order to deliver successful implementation of the Group's strategy to maximise shareholder value. That strategy focuses on business development and rigorous control of costs, with customer service as a key differentiator. Under Committee guidelines agreed in 2001 each executive director is required to build up over a period of five years, and retain, whilst a director, a minimum holding of shares in the Company with a value of the order of his annual basic salary.

In designing schemes of performance-related remuneration, the Committee has followed the provisions in Schedule A to the Combined Code.

The Board's objective is to make the Company 'the most customer focused financial services provider in the UK – bar none'. To deliver this strategy, remuneration arrangements will continue to focus on incentive plans that encourage delivery of operating plans as well as shareholder value, rather than just annual salary.

Thus for 2003 and beyond, annual salary will continue to be set at market median to remain competitive in the market place, while bonuses and long term incentive plans will reflect market upper quartile competitive levels and be based on delivery of targets and Total Shareholder Return ("TSR").

Performance Graph

The performance graph below shows the Company's performance in comparison with the FTSE 100 Index over the five years ended 31 December 2002. The FTSE 100 Index was chosen as it is a broad equity market index consisting of companies of similar complexity and size to the Company.

TSR: Alliance & Leicester v FTSE 100
01.01.98 — 31.12.02


160
140
120
100
80
'98
'99
'00
'01
'02
TSR = Movement in share price plus reinvested dividends
Alliance & Leicester
FTSE 100

Remuneration for Executive Directors

The main components of the remuneration package for executive directors are:

Basic salary

Basic salary for executive directors takes into account the role, responsibilities, performance and experience of the individual. This is normally reviewed annually unless responsibilities change, and salary levels are set against background information from independent advisers on salary levels for similar positions amongst a specific comparator group of financial organisations and with due regard to general salary trends within companies in the FTSE 100 Index. The current comparator group comprises:

Abbey National plc	Aviva plc
Barclays Bank plc	Bradford & Bingley plc
Britannic Assurance plc	Egg plc
Friends Provident plc	HBOS plc
HSBC Holdings plc	Legal & General plc
Lloyds TSB Group plc	Prudential plc
The Royal Bank of Scotland Group plc	Zurich Financial Services

Annual bonus

At the discretion of the Committee, executive directors are eligible to receive an annual performance bonus.

Bonuses are contingent on achievement of one year performance targets set annually by the Committee. These comprise a mix of corporate targets – revenue growth, cost reduction, pre-tax profit and growth in Earnings per Share ("EPS") – and individual personal performance targets. The level of bonus for on-target performance for 2002 and beyond is 60% of salary, with a maximum of 200% of salary for exceptional performance (amounts over 100% of salary would be taken in the form of deferred shares under the Deferred Bonus Scheme

Directors' Remuneration Report continued

For The Year Ended 31 December 2002

(see below), but without any matching element). Bonuses are discretionary and are non-pensionable.

In order to encourage executive directors to build up a significant personal stake in the Company, they may be required to receive one-quarter of their annual bonus in the form of a deferred shares option award which the Company will match if related performance criteria are achieved (see below under Long-Term Incentive Schemes). For 2003, executive directors will be able to voluntarily defer up to 100% of their annual bonus (to a maximum of 100% of salary) for this purpose. This also acts as a retention tool and ensures executive directors share a significant level of personal risk with the Company's shareholders. The rights to deferred shares cannot normally be exercised for three years and lapse if not exercised within seven years. If a director leaves before the third anniversary of the grant, the Trustees to the Scheme may exercise their discretion in allowing the options over deferred shares to be exercised. Deferred shares are not awarded within two years of an individual's 60th birthday.

Long-term incentive schemes

There are share schemes for executive directors designed to align the interests of executive directors with those of shareholders:

Share options

Each executive director is eligible for the grant of options under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes. The price at which shares can be acquired on exercise of options is the market value of the shares on the day prior to the date of grant. Accordingly, the share price has to rise above the price at which the option is granted before an executive director can benefit.

The aggregate value of new shares for which options to subscribe may be granted to each executive director in any year, cannot normally exceed a maximum total annual award of two times basic salary, with a power for the Committee to increase this up to four times basic salary if it considers that this is warranted in exceptional circumstances. Annual grants have typically been in relation to shares valued at up to one times basic salary (two times for new appointments), with the grants being made in two tranches following the final and interim results. Options cannot normally be exercised for three years from the date of grant. From 2002, the current performance condition applied to grants is that options are exercisable if the percentage growth in EPS exceeds the increase in the Retail Price Index (RPI) by at least 9% over a three year period (earlier grants have used a percentage between 6% and 9%). The Committee reviews this condition before each new grant paying due regard to market practice. The Committee considers this performance condition to be suitable and appropriate as a means of focusing executive directors on generating earnings growth and accords with market practice. No options are awarded within two years of an individual's 60th birthday.

Vesting of options is normally after three years and from 2002 there is the opportunity to measure performance again only after years four and five, calculated from the base grant year and based on EPS growth of RPI +12% (year 4) or RPI +15% (year 5) (for earlier grants the period to be measured is any three year period).

Under the rules of the share option schemes, options are exercisable prior to the third anniversary of the date of grant where an option holder ceases to be employed by the Company by reason of death, injury, ill-health, disability, redundancy, retirement or transfer of the employing company outside the Group, or at the discretion of the Committee in any other circumstances. Also, in these circumstances, any performance conditions attaching to the exercise of the options cease to apply.

Deferred bonus scheme

Under the Alliance & Leicester Deferred Bonus Scheme, the Company may match an award of deferred shares on the basis of up to three matched shares for each deferred share awarded. The maximum matched award is given for upper quartile performance in terms of the Total Shareholder Return measured relative to a peer group of Retail Banks. Total Shareholder Return measures the change in value of a share and reinvested income over the period of measurement.

The current constituents of the peer group, excluding the Company, are:

Abbey National plc
Bradford & Bingley plc
Lloyds TSB Group plc
The Royal Bank of Scotland Group plc
Barclays Bank plc
HBOS plc
Northern Rock plc

These banks have been chosen because they are all in the financial services sector and are broadly comparable in the range of activities undertaken. Awards only begin to vest when median performance relative to the peer group is achieved, with linear progression from one matching share at median performance up to three matching shares for upper quartile performance. The rights to matching shares, as detailed on page 38, cannot normally be exercised for three years and lapse if not exercised within seven years. Total Shareholder Return is considered by the Committee to be a suitable measure for this type of scheme, as it provides clear links with the creation of shareholder value.

Under the Deferred Bonus Scheme options may be exercised prior to the third anniversary of the date of grant where the executive director ceases to be employed by reason of death, injury, ill-health, disability, retirement or at the discretion of the Trustees to the Scheme based on the recommendation of the Committee in any other circumstances. Performance conditions apply unless waived by the Committee. Performance conditions are not subject to re-testing and are normally subject to a three year performance period.

Employee share schemes

Executive directors may also participate in the Company's existing Employee Share Schemes, including the Savings Related Share Option Scheme and the Company's Share Incentive Plan on the same basis as all other employees. There are no performance conditions attached to these schemes.

Pensions

Executive directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme which has a normal retirement age of 60.

The main features of the pension promise for executive directors based on the standard terms of the Scheme, are:

(a) Pensions from age 60 of 1/60th of basic salary averaged over the last twelve months prior to retirement for each year of pensionable service.

(b) A cash benefit on death in service of 4x annual rate of basic salary at date of death.

(c) Pensions payable in the event of ill-health.

(d) Pensions for dependants on a member's death are generally equal to half the member's prospective retirement pension at 60 on death in service, or half the member's pension entitlement on death in retirement.

Member contributions are 5% of basic salary.

The following directors have special arrangements:

(a) Mr Pym and Mr Bennett are entitled to a pension of 2/3rds of their final pensionable salary on retirement at age 60 inclusive of retirement benefits from service at other organisations.

(b) Mr Pym is not required to contribute. Mr Bennett contributes 15% of the Earnings Cap.

There is an unfunded unapproved pension arrangement to increase the pension and lump sum life assurance benefit to the level promised, where, because of Inland Revenue limitations (including those resulting from the Earnings Cap) these cannot be paid in total from the Scheme. Such arrangements apply to Mr Pym and Mr Bennett.

On retirement from service an executive director may, with the consent of the employer, draw his accrued pension from the Alliance & Leicester Pension Scheme at any time after his 50th birthday (subject to a reduction of 3% for each year by which retirement precedes his 60th birthday).

Pensions in payment are subject to contractual increases each April in line with the annual percentage rise in the RPI over the previous calendar year, subject to a maximum of 5%.

It is confirmed that there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Other benefits
Executive directors are eligible for a range of benefits which include the provision of company cars, payment of car operating expenses including fuel, concessionary mortgage facilities, life assurance and membership of a private medical insurance scheme.

Other directorships
The Group is supportive of executive directors who wish to take one non-executive directorship with a publicly quoted company in order to broaden their experience. They are entitled to retain any fees they may receive.

Remuneration for Non-Executive Directors

The fees of the non-executive directors are determined by the Board as a whole in the light of recommendations by the Group Chief Executive and within the limits specified in the Articles of Association of the Company. Towers Perrin assist with comparator information for this purpose.

Other benefits for non-executive directors include the reimbursement of travel and other incidental expenses for attendance at Board or other meetings, in connection with the Company's business. They are not eligible for share options.

Until 1 June 2002 Mr Windeler (Chairman) combined the roles of Chairman and Chief Executive and was employed under a service contract dated 24 July 2000. Following separation of these roles Mr Windeler, as Chairman, has entered into a new contract dated 2 September 2002, relating to his employment until his 60th birthday. His contract is terminable on three months' notice. He is entitled to a company car, non-exclusive use of a chauffeured car for business purposes, life assurance and membership of a private medical insurance scheme.

Mr Windeler is a member of the Defined Benefit Section of the Alliance & Leicester Pension Scheme with a normal retirement age of 60. He contributes 5% of the Earnings Cap and the unfunded pension arrangements referred to earlier in this report apply to him also up to his 60th birthday.

Following his 60th birthday (in March 2003) Mr Windeler will continue as a non-executive director on the basis of an appointment letter similar to that applicable to other non-executive directors (save that he will continue to enjoy the benefit of non-exclusive use of a chauffeured car and his appointment will be terminable on three months' notice). Whilst an executive director, he participated in the Long Term Incentive Schemes specified earlier in the report and such options continue to subsist.

No options have been, or will be, granted to any non-executive directors (including Mr Windeler) in their capacity as non-executive directors of the Company.

No payments were made during the year to third parties for the provision of the services of any non-executive directors. Non-executive directors who are in full time employment with a third party employer may elect to pay the whole or part of their fees to it.

Service Contracts

With the exception of Mr Windeler's contract, the non-executive directors do not have service contracts with the Company. On appointment they are issued with an appointment letter.

There are no provisions for compensation being payable upon the early termination of an appointment. Appointments are normally for an initial three year period with the opportunity for the Board to consider renewals for two year periods thereafter.

Dates appear below of appointment periods:

	Date of Appointment Letter	Term Expiry Date*	Notice Periods
M J Allen	15 December 1999	1 February 2005	None
M P S Barton	13 May 1998	13 May 2003	None
The Hon D Brougham	3 May 2000	8 May 2003	None
F A Cairncross	18 August 1997	1 January 2004	None
G N Corah (to 23.01.02)	18 August 1992	Expired	None
R M McTighe	30 May 2000	1 June 2003	None
E J Watts	3 May 2000	8 May 2003	None

* which may follow earlier renewals

Executive Directors have service contracts that continue until terminated by twelve months notice (but which in any event terminate on their 60th birthday). Notice periods were reduced from the three years applicable at the time of conversion to plc status to two years without payment of compensation, and this process had continued with the recently agreed reduction to twelve months notice periods which now apply to all executive directors' contracts.

Under the terms of existing service contracts, if the employment of an executive director is terminated by the Company for any reason (other than due cause) without notice being given, he is entitled to receive payment of twelve months' basic salary, his last annual bonus (or where no previous bonus was received a sum determined at the discretion of the Committee) and twelve months' pension benefits (plus an additional three months' basic salary and pension benefits at the discretion of the Committee as a 'good leaver', or, an additional six months' basic salary and pension benefits where employment is terminated by the Company within six months of a change of control of the Company). No such payments of salary and pension benefits, on termination by the Company, will in any event exceed a payment based on the number of months from the date of termination of employment to the executive director's normal retirement date.

The executive directors may terminate their contracts of employment at any time by giving six months' prior notice.

The Board will always consider best practice, industry guidelines and shareholder interests when negotiating contracts.

The dates of the contracts for the executive directors are:

Mr R A Pym	19 February 2003
Mr R L Banks	19 February 2003
Mr D J Bennett	06 July 2000
Mr C S Rhodes	03 January 2003

Directors' Remuneration Report continued

For The Year Ended 31 December 2002

Audited Information

Directors' Remuneration

Year ended 31 December 2002

	Salaries/ Fees £000	Cash Bonus £000	Deferred Bonus (*) £000	Other Benefits £000	Total 2002 £000	Total 2001 £000
Chairman						
J R Windeler	414	286	–	12	712	694
Executive Directors						
R A Pym	421	337	169	21	948	565
R L Banks	248	164	88	20	520	350
D J Bennett	301	218	73	6	598	398
P D McNamara (to 01.10.01)	–	–	–	–	–	907
C S Rhodes (from 01.06.02)	145	136	67	–	348	–
Subtotal	1,529	1,141	397	59	3,126	2,914
Non-Executive Directors						
M J Allen	43	–	–	–	43	39
M P S Barton	111	–	–	–	111	88
The Hon D Brougham	53	–	–	–	53	42
F A Cairncross	46	–	–	–	46	39
G N Corah (to 23.01.02)	3	–	–	4	7	48
R M McTighe	40	–	–	–	40	34
E J Watts	38	–	–	–	38	33
Subtotal	334	–	–	4	338	323
Total	1,863	1,141	397	63	3,464	3,237

(*) Maximum aggregate market value at date of grant of deferred share options recommended by the Committee to the Trustees of the Alliance & Leicester Share Ownership Trust (for award in February 2003) in accordance with the deferred bonus arrangements described on page 34 of this report. The options over these shares become exercisable after 3 years, if the director is still employed by the Company (or at the discretion of the Trustees, if he leaves the Company earlier). More details can be found on page 34 of this report.

Pension Entitlements

Details of terms and conditions associated with the pensions below are shown on page 34.

Mr G N Corah (who retired on 23 January 2002) was entitled, as a former director of the Company's predecessor Alliance & Leicester Building Society, to an unfunded unapproved arrangement providing for a pension (and to the benefit of private medical insurance) on retirement. This obligation was transferred to the Company. The pension (which had been fully accrued) was payable from a retirement age of 70.

Executive Director	R L Banks	D J Bennett	R A Pym	C S Rhodes*	J R Windeler
Age attained at 31.12.02	51	40	53	39	59
Normal retirement age	60	60	60	60	60
Amount of accrued pension £ p.a.	£	£	£	£	£
at 31.12.02	63,594	28,603	132,646	54,482	25,309
(at 31.12.01)	(56,465)	(18,934)	(94,478)	(48,436)	(16,250)
Change in amount of accrued pension £ p.a. to 31.12.02	7,129	9,669	38,168	6,046	9,059
(to 31.12.01)	(5,593)	(6,065)	(17,490)	–	(7,905)
Change in amount of accrued pension £ p.a. net of revaluation during year to 31.12.02	6,169	9,347	36,562	5,223	8,783
(to 31.12.01)	(4,729)	(5,846)	(16,181)	–	(7,763)
Directors' contributions payable during year to 31.12.02 (C)	12,375	14,514	–	7,000	4,838
	£000	£000	£000	£000	£000
Cash equivalent transfer value at 31.12.01 (A)	619	126	1,097	309	255
Cash equivalent transfer value at 31.12.02 (B)	700	182	1,576	330	433
Change in transfer value over year to 31.12.02 net of member contributions (B-A-C)	69	41	479	14	173

* Mr Rhodes was appointed to the Board on 1 June 2002. Figures shown relate to benefits earned since or amounts as at 1 June 2002.

Directors' Interests in Ordinary Shares

The beneficial interests of directors at the year-end in shares in Alliance & Leicester plc were:

	Fully Paid Shares of 50p each‡	
Directors	As at 01.01.02 (or date of appointment if later)	As at 31.12.02~
M J Allen	500	500
R L Banks	3,732	8,127
M P S Barton	1,500	6,500
D J Bennett	3,314	5,913
The Hon D Brougham	3,000	5,000
F A Cairncross	12,014	12,714
R M McTighe	500	500
R A Pym	11,558	16,763
C S Rhodes (from 01.06.02)	3,930	8,088
E J Watts	500	5,000
J R Windeler	33,789	34,836

‡ Directors' share interests include the interests of their spouses and infant children, as required by Section 328 of the Companies Act 1985.

~ In addition to the beneficial interests in shares shown as at 31 December 2002, Mr R L Banks was allotted 2,984 shares on 10 January 2003 by the Trustees of the Deferred Bonus Scheme (see footnote (≠) to the Long Term Incentive Scheme on page 38. Also, Mr R L Banks, Mr D J Bennett, Mr R A Pym and Mr C S Rhodes were each allocated 101 shares in the capital of the Company by the Share Incentive Plan Trustee on 30 January 2003. There were no other changes in the beneficial interests of the Directors in Company shares between 31 December 2002 and 14 February 2003.

Rights to Acquire Shares

In addition, the following directors have options to subscribe for shares of 50p each granted under the terms of the Alliance & Leicester Share Schemes:

	Number of Options						
		During the year					
Directors	As at 01.01.02 or at date of appointment if later	Granted	Exercised	As at 31.12.02	Exercise Price £	Market price on date of Exercise £	Exercise Period
R L Banks	5,628			5,628	5.33#		23.04.00-22.04.07
	16,417			16,417	5.33*		23.04.00-22.04.04
	3,239		3,239	0	4.26≠	8.08	
	38,589			38,589	9.005*		06.03.01-05.03.05
	513			513	6.72≠		01.11.03-01.05.04
	47,320			47,320	8.77*		17.06.02-16.06.06
	43,137			43,137	5.10*		17.02.03-16.02.07
	28,731			28,731	6.70*		23.02.04-22.02.08
	14,587			14,587	8.055*		23.07.04-22.07.11
	–	2,094		2,094	6.32≠		01.11.07-01.05.08
	–	14,038		14,038	8.37*		12.03.05-11.03.12
	–	17,924		17,924	7.95*		06.08.05-05.08.12
D J Bennett	3,420			3,420	8.77#		17.06.02-16.06.09
	42,189			42,189	8.77*		17.06.02-16.06.06
	1,443		1,443	0	6.712≠	8.47	
	45,098			45,098	5.10*		17.02.03-16.02.07
	36,567			36,567	6.70*		23.02.04-22.02.08
	15,518			15,518	8.055*		23.07.04-22.07.11
	–	16,427		16,427	8.37*		12.03.05-11.03.12
	–	20,441		20,441	7.95*		06.08.05-05.08.12
R A Pym	5,628			5,628	5.33#		23.04.00-22.04.07
	76,923			76,923	5.33*		23.04.00-22.04.04
	4,049		4,049	0	4.26≠	8.60	
	31,093			31,093	9.005*		06.03.01-05.03.05
	59,293			59,293	8.77*		17.06.02-16.06.06
	60,784			60,784	5.10*		17.02.03-16.02.07
	47,761			47,761	6.70*		23.02.04-22.02.08
	21,104			21,104	8.055*		23.07.04-22.07.11
	–	1,503		1,503	6.32≠		01.11.05-01.05.06
	–	22,700		22,700	8.37*		12.03.05-11.03.12
	–	32,704		32,704	7.95*		06.08.05-05.08.12
C S Rhodes (from 01.06.02)	4,049		4,049	0	4.26≠	8.745	
	7,190			7,190	9.005*		06.03.01-05.03.05
	14,171			14,171	7.85*		04.03.02-03.03.06
	38,235			38,235	5.10*		17.02.03-16.02.07
	28,544			28,544	6.70*		23.02.04-22.02.08
	22,243			22,243	8.055*		23.07.04-22.07.08
	–	2,618		2,618	6.32≠		01.11.07-01.05.08
	–	3,584		3,584	8.37#		12.03.05-11.03.12
	–	5,885		5,885	8.37*		12.03.05-11.03.12
	–	20,219		20,219	7.95*		06.08.05-05.08.12
J R Windeler	6,586			6,586	4.555#		27.07.03-26.07.10
	190,998			190,998	4.555*		27.07.03-26.07.07
	2,658			2,658	3.644≠		01.11.03-01.05.04
	67,164			67,164	6.70*		23.02.04-22.02.08

≠ Options granted under the Alliance & Leicester ShareSave Scheme

The following schemes are subject to performance conditions

Options granted under the Alliance & Leicester Approved Company Share Option Scheme

* Options granted under the Alliance & Leicester Unapproved Company Share Option Scheme

Gains on exercised options are disclosed in the Note 7 to the accounts.

On 31 December 2002 the market price of ordinary shares in Alliance & Leicester plc was £7.46 and the range during 2002 was £6.88 to £9.49.

No options have expired unexercised during 2002.

Directors' Remuneration Report continued

For The Year Ended 31 December 2002

Bonus Awards

The following table shows the directors' interests in deferred share options awarded under the deferred bonus scheme (but does not include those subject to award in February 2003 as described on page 36 of this report).

Director	Bonus Year		Value of award £	Market Value at date of grant £	No. of shares under Option	Exercise Price £	Exercise Period
R L Banks	1998	Deferred Shares	16,530	8.77	1,884*≠	Nil	17.06.02-17.06.06
	1999	Deferred Shares	29,998	5.10	5,882*	Nil	17.02.03-17.02.07
	2000	Deferred Shares	60,000	6.70	8,995#	Nil	23.02.04-23.02.08
	2001	Deferred Shares	25,000	8.37	2,986#	Nil	12.03.05-12.03.09
D J Bennett	2000	Deferred Shares	50,000	6.70	7,462#	Nil	23.02.04-23.02.08
	2001	Deferred Shares	30,000	8.37	3,584#	Nil	12.03.05-12.03.09
R A Pym	1997	Deferred Shares	22,800	9.005	2,532	Nil	06.03.01-06.03.05
	1997	Matching Shares	22,800	9.005	2,531~	Nil	06.03.01-06.03.05
	1998	Deferred shares	26,040	8.77	2,969*	Nil	17.06.02-17.06.06
	1999	Deferred Shares	49,995	5.10	9,803*	Nil	17.02.03-17.02.07
	2000	Deferred Shares	92,000	6.70	13,731#	Nil	23.02.04-23.02.08
	2001	Deferred Shares	80,000	8.37	9,557#	Nil	12.03.05-12.03.09
C S Rhodes	2000	Deferred Shares	20,245	6.785	3,021^	Nil	15.03.04-15.03.08
	2000	Matching Shares	20,245	6.785	3,021	Nil	15.03.04-15.03.08
	2001	Deferred Shares	14,525	8.37	1,735^	Nil	23.03.05-12.03.09
	2001	Matching Shares	14,525	8.37	1,735	Nil	23.03.05-12.03.09
J R Windeler	2000	Deferred Shares	300,000	6.70	44,776#	Nil	23.02.04-23.02.08

≠ Option over 2,984 shares (1,884 bonus shares and 1,100 matched shares) was exercised by R L Banks on 13 December 2002. The shares were allotted on 10 January 2003.

~ The matching share option granted in 1998 in respect of the 1997 bonus year was not subject to a performance objective. This reflected terms agreed at the time of the flotation of the Company in 1997.

^ C S Rhodes' deferred and matching shares were awarded prior to his appointment as a Director of the Company. Only one matching share, which is not subject to a performance condition, may be awarded for each deferred share.

* In the case of the 1998 and 1999 bonus years, a maximum of up to two matching shares for each deferred share may be awarded subject to the Company's Total Shareholder Return (TSR) performance ranking greater than 50th percentile against the TSR performance of two comparator groups namely the FTSE Retail Banks Index and the FTSE 100 Index (with application on a linear basis of between zero for 50th percentile performance and two matching shares for the top 25th percentile performance).

For the 2000 and 2001 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 34).

Long Term Incentive Scheme

The following table shows the directors' interests in matching share options awarded under the deferred bonus scheme, with performance criteria attached (but does not include those subject to award in February 2003 as described in page 36 of this report).

	Award date	Awards held at 01.01.02	Awards granted during the year #	Vested during the year	Lapsed during the year	Awards held at 31.12.02	End of period when qualifying conditions must be met
R L Banks	17.06.99	3,768		1,100≠	2,668	0	31.12.01
	17.02.00	11,764				11,764*	31.12.02
	23.02.01	26,865				26,865#	31.12.03
	12.03.02		8,958			8,958#	31.12.04
D J Bennett	23.02.01	22,386				22,386#	31.12.03
	12.03.02		10,752			10,752	31.12.04
R A Pym	17.06.99	5,938		1,734	4,204	0	31.12.01
	17.02.00	19,606				19,606*	31.12.02
	23.02.01	41,193				41,193#	31.12.03
	12.03.02		28,671			28,671#	31.12.04
J R Windeler	23.02.01	134,328				134,328#	31.12.03

The exercise price for the matched share options is nil. There were no variations in terms and conditions of the Scheme during the year. The market value of shares awarded on 12 March 2002 was £8.37.

≠ Option over 2,984 shares (1,884 bonus shares and 1,100 matched shares) was exercised by R L Banks on 13 December 2002. The shares were allotted on 10 January 2003.

* In the case of the 1999 bonus year, a maximum of up to two matching shares for each deferred share may be awarded subject to the Company's Total Shareholder Return (TSR) performance ranking greater than 50th percentile against the TSR performance of two comparator groups namely the FTSE Retail Banks Index and the FTSE 100 Index (with application on a linear basis of between zero for 50th percentile performance and two matching shares for the top 25th percentile performance).

For the 2000 and 2001 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 34).

On behalf of the Board
M P S Barton
Chairman of the Remuneration Committee

20 February 2003

Statement of Corporate Governance

Principles of Corporate Governance

The Company's Board appreciates the value of good corporate governance not only in the areas of accountability and risk management but also as a positive contribution to business prosperity. It believes that corporate governance involves more than a simple 'box ticking' approach to establish whether a company has met the requirements of a number of specific rules and regulations. Rather the issue is one of applying corporate governance principles (including those set out in Section 1 of the Principles of Good Governance and Code of Best Practice ('the Combined Code') published by The Financial Services Authority) in a sensible and pragmatic fashion, having regard to the individual circumstances of a particular company's business. The key objective is to enhance and protect shareholder value.

The Group will be giving careful consideration to the recently published Higgs Report on the role and effectiveness of non-executive directors and the Financial Reporting Council's 'Audit Committees – Combined Code Guidance' ('The Smith Report'). These reports are a welcome addition to the debate on the framework of corporate governance.

Board Structure

The Company's Board comprises seven non-executive directors and four executive directors who have the collective responsibility for ensuring that the affairs of the Company and its subsidiaries are managed competently and with integrity. The Chairman is Mr J R Windeler. The senior independent non-executive director is the Deputy Chairman, Mr M P S Barton. Following the departure of the former Group Managing Director in October 2001, Mr Windeler combined the roles of Chairman and Chief Executive until 1 June 2002 when Mr R A Pym was appointed Group Chief Executive.

The Board considers that all the non-executive directors (with the exception of Mr J R Windeler due to his previous role as both Chairman and Group Chief Executive) are 'independent' within the definition of this term in the Combined Code.

Whilst providing 'challenge' to executive directors, the non-executive directors nevertheless play a full part as members of the Board 'team'. They bring a diversity of business perspective and objectivity which complements the 'hands on' expertise of their executive director colleagues. All members of the Board share responsibility for Board decisions.

The composition of the Board is kept under review with the aim of ensuring that there is a proper balance of power and authority between executive and non-executive members of the Board and that the Board collectively possesses the necessary skills and experience for the proper direction of the Group's business activities.

Newly appointed directors submit themselves for election by shareholders at the first opportunity after their appointment and at three yearly intervals thereafter. They receive induction training upon appointment.

Operation of the Board

The Board meets regularly and approves and closely monitors the Alliance & Leicester Group's strategic direction and business strategy. There is a formal schedule of matters specifically reserved to the Board for decision including major capital expenditure, annual budgets and corporate objectives. Procedures are in place which allow directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Company Secretary.

The Board receives regular management performance and internal control reports and operates a system of Board reviews of individual business units and their performance against key business targets and objectives.

The Board has established several committees with specified terms of reference which assist the full Board in the exercise of its responsibilities:

Nomination Committee

Under the chairmanship of Mr Windeler this Committee, comprising non-executive directors, has the task of recommending new appointments to the Board and reviewing re-appointments when they become due. It has formal Terms of Reference and its current membership comprises:

Mr J R Windeler (Chairman)
Mr M J Allen
Mr M P S Barton
The Hon D Brougham
Miss F A Cairncross

Remuneration Committee

Under the chairmanship of Mr Barton (Deputy Chairman of the Company) this Committee, comprising non-executive directors, determines the remuneration and contractual arrangements of individual executive directors, having regard to a general policy framework for executive remuneration established by the Board. The Board's Report on Directors' Remuneration appears on pages 33 to 38.

It has formal Terms of Reference and its current membership comprises:

Mr M P S Barton (Chairman)
Mr M J Allen
The Hon D Brougham
Miss F A Cairncross
Mr J R Windeler (from 25 July 2002)

Statement of Corporate Governance continued

Group Audit & Risk Committee

Membership of the Committee comprises Mr P Barton (Chairman), the Hon. D Brougham, Mr M McTighe and Mr J Watts (all of whom are non-executive directors). Mr Barton succeeded Mr N Corah who was Chairman of the Committee until his retirement from the Board in January 2002. Meetings of the Committee are normally attended by the Group Chief Executive, the Group Finance Director, the Director of Accounting and Taxation, the Director of Group Risk, the Head of Group Internal Audit, the Head of Group Compliance (who is also the Group Money Laundering Reporting Officer) and the external auditors. The Chairman of the Committee has independent access to both internal and external auditors (and to the Group's statutory regulator, the Financial Services Authority).

The duties of the Committee fall into two main areas: internal control and financial reporting.

Internal Control: The Committee reviews the effectiveness of the Group's systems of internal control and risk management and monitors compliance with regulatory requirements. To do this, the Committee approves the annual Internal Audit and Compliance plans, which are based on thorough risk assessments of the full scope of the Group's business activities, and monitors progress against the plans. Each meeting of the Committee receives reports from the Head of Group Internal Audit and the Head of Group Compliance regarding the state of internal control and compliance within the Group. The salient points of these reports are presented to the next Board meeting.

Financial Reporting: the Committee's role is to review, on behalf of the Board, the Annual Report and Accounts, the Preliminary Results Announcement, the Interim Report and internal audit reports. The Committee focuses on reviewing any changes in accounting policy, major areas of judgement and estimates, and compliance with accounting principles and regulatory requirements.

The Committee recognises the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Further information on the systems of business control appears later in this statement. The Committee has formal Terms of Reference. The Company's independent external auditors are present at meetings of the Committee, and the Committee keeps under review the overall financial relationship between the Company and its auditors in order to ensure a proper balance between the maintenance of objectivity and obtaining value for money.

The Committee also receives on behalf of the Board the Annual Report of the Group Money Laundering Reporting Officer. All authorised firms are required by the Financial Services Authority to commission such a report on an annual basis.

Other Committees

The Chairman's Committee is empowered to take urgent decisions between Board meetings and comprises the Chairman or a non-executive director, the Deputy Chairman or another non-executive director and the Group Chief Executive or one other executive director.

The Board also has other established committees. The Group Credit Policy Committee reviews all aspects of credit, market and liquidity risk and the Group Assets and Liabilities Committee establishes strategies for, and monitors and controls, the levels of balance sheet risk, including liquidity, funding and currency exposures across the Group, and the monitoring of interest rate refixing profiles.

The Executive Directors' Committee facilitates the Group's effective operation and the Credit, Controls & Security Committee reviews credit, audit, compliance and Group accounting issues.

Pension Funds

The Group's pension funds are held and controlled by trustees separately from the Group; in particular no scheme assets are invested in or loaned to the Company or its subsidiaries. Independence is reinforced by strong employee trustee representation.

Relations with Shareholders

The Company values dialogue with its institutional shareholders through meetings and results briefings. The Annual General Meeting and the documents sent to shareholders before that meeting provide an opportunity for the Board to account to shareholders for its stewardship of the Group's business.

Compliance Statement

The Company has complied with the provisions of Section 1 of the Combined Code throughout the year ended 31 December 2002 save that Mr Windeler, who is not considered to be an independent non-executive director, as defined by the Combined Code, due to his previous role as both Chairman and Group Chief Executive, has been a member of the Remuneration Committee since 25 July 2002. The Board considers that Mr Windeler's experience makes him a highly valuable member of the Remuneration Committee.

Internal Control

The Group Audit & Risk Committee has regularly reviewed the effectiveness of the Group's system of internal control for the year to 31 December 2002 on behalf of the Board, and has taken account of any material developments that may have taken place since the year end.

System of Business Control

The Board is responsible for the Group's system of internal controls and for monitoring its effectiveness. The Group's business involves the identification, acceptance and mitigation of risk, and appropriate internal control systems have been implemented and embedded. These systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and provide reasonable but not absolute assurance as to the effectiveness of the safeguards protecting the business against the risk of material error, loss or fraud, but it must be recognised that they cannot provide absolute assurance.

The directors are required by law to establish systems for the control of the conduct of the business in accordance with the Financial Services and Markets Act 2000 and to conduct the business with prudence and integrity, ensuring that there are adequate reserves and other capital resources and assets in liquid form for the protection of depositors.

There has been in place for the year under review and up to the date of this report a process of identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board and accords with the Turnbull Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales in September 1999.

The Board receives monthly reports from the key executives identifying performance against budget, major business issues and the impact of the external business and economic environment on their areas of responsibility. The Board also receives the minutes of the Group Audit & Risk Committee, and reports from the Chairman of the Group Credit Policy Committee. These identify any significant issues relating to the adequacy of the Group's risk management policies and procedures across the full range of risks to which the Group is exposed.

The Board has delegated oversight of the Group's Internal Control Policy to the Group Audit & Risk Committee. Each regular meeting of this Committee receives a report identifying the effectiveness of internal control together with specific reports on major issues. An annual assessment of the effectiveness of internal control within the Group is submitted by the Head of Group Internal Audit to this Committee. The Board retains control over this area through the presentation of a regular Group Audit & Risk Committee 'activities' report together with the minutes of the Committee meetings.

The key features of the system of business control established by the Board are:

- A Group Internal Control Policy requiring senior management to identify major risks and monitor the effectiveness of internal controls through key performance indicators and certify to the Board on a twice yearly basis that they are effective. The results of this self certification are subject to internal audit scrutiny and are reported via the Group Audit & Risk Committee;
- A well defined management structure with clear accountabilities and delegations;
- A system of executive management committees, including the Executive Directors Committee and the Credit, Controls & Security Executive Committee. These committees enhance and support the oversight role of the Board;
- A planning and budget process that delivers detailed annual financial forecasts and targets for Board approval;
- Management information systems enabling the Board to receive comprehensive monthly analysis of financial and business performance including variance against budget;
- A Group Risk Management function with overarching responsibility for the monitoring and reporting of all major risks to which the Group is exposed, supported by specialist risk functions;
- An Internal Audit function to report to the Board on the effectiveness of key internal controls in relation to these major risks;
- A Compliance function to manage relationships with the Group's key regulators and to identify and control major compliance risks;
- The appointment of a Money Laundering Reporting Officer and the establishment and maintenance of anti-money laundering procedures and controls including training programmes for staff; and
- Documented procedures and authority levels to ensure that risks involved in major projects are properly assessed and controlled.

The activities of the Group, including the systems of business control, are subject to supervision by the Financial Services Authority. The Group is required on a regular basis to submit detailed prudential and statistical returns covering all areas of its business and meets regularly with its supervisors, conducting the relationship in an open and constructive manner.

Going Concern

The directors confirm that they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

UK company law requires the directors to prepare financial accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial accounts, the directors are required to:

- select appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare financial accounts on the going concern basis unless it is inappropriate to assume the Group will continue to be in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the Members of Alliance & Leicester plc

We have audited the financial statements of Alliance & Leicester plc for the year ended 31 December 2002 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the reconciliation of movements in shareholders funds, the statement of accounting policies and the related notes 1 to 45. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Birmingham

20 February 2003

Consolidated Profit and Loss Account

For the year ended 31 December 2002	Notes	Continuing Operations 2002 £m	2001 (restated) £m
Interest receivable:			
Interest receivable and similar income arising from debt securities		304.9	389.7
Other interest receivable and similar income		1,535.6	1,764.3
Interest payable		(1,083.1)	(1,386.2)
Net interest income		757.4	767.8
Fees and commissions receivable		530.0	497.7
Fees and commissions payable		(109.3)	(109.4)
Other operating income	3	163.1	119.8
Total non-interest income		583.8	508.1
Operating income		1,341.2	1,275.9
Administrative expenses	4	(707.7)	(731.2)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets		(33.7)	(36.9)
On operating lease assets		(61.6)	(48.0)
		(95.3)	(84.9)
Provisions for bad and doubtful debts	18	(69.9)	(63.4)
Operating profit on ordinary activities before tax		468.3	396.4
Tax on profit on ordinary activities	9	(128.0)	(112.0)
Profit on ordinary activities after tax		340.3	284.4
Minority interests – non-equity		(0.7)	(0.3)
Profit attributable to the shareholders of Alliance & Leicester plc	10	339.6	284.1
Dividends	11	(194.4)	(182.5)
Retained profit for the year	38	145.2	101.6
Basic earnings per ordinary share	12	68.0p	56.4p
Diluted earnings per ordinary share	12	67.4p	56.0p

In both the current and preceding year the Group had no material acquisitions or discontinued operations.

There is no difference, in the current or preceding year, between the consolidated profit and loss account as reported and the profit and loss account which would have been reported on an unmodified historical cost basis.

The restatement of the 2001 results is discussed in Note 2 on page 50.

Consolidated Balance Sheet

As at 31 December 2002	Notes	2002 £m	2001 (restated) £m
Assets			
Cash and balances at central banks		**298.1**	219.1
Treasury bills and other eligible bills	13	**239.4**	279.6
Loans and advances to banks	14	**813.1**	1,719.8
Items in the course of collection from other banks		**147.1**	171.5
Loans and advances to customers	15	**27,296.9**	25,863.9
Securitised assets	16	**163.2**	204.5
Less: non-recourse finance	16	**(159.3)**	(199.6)
		27,300.8	25,868.8
Net investment in finance leases and hire purchase contracts	17	**1,591.0**	1,512.8
Debt securities	19	**9,501.5**	8,210.5
Intangible fixed assets	21	**3.5**	2.8
Tangible fixed assets	22	**304.5**	302.0
Operating lease assets	23	**369.0**	340.3
Other assets	24	**355.0**	219.2
Prepayments and accrued income	25	**325.6**	281.0
Long-term assurance business attributable to shareholders	26	**–**	82.8
		41,248.6	39,210.2
Long-term assurance assets attributable to policyholders	26	**–**	230.3
Total assets		**41,248.6**	39,440.5
Liabilities			
Deposits by banks	27	**2,701.6**	1,991.2
Items in the course of transmission to other banks		**289.7**	231.0
Customer accounts	28	**22,360.1**	22,099.8
Debt securities in issue	29	**12,103.8**	11,053.9
Other liabilities	30	**564.1**	548.4
Accruals and deferred income	31	**715.4**	735.5
Provisions for liabilities and charges	32	**182.7**	181.4
Subordinated liabilities	35	**609.9**	609.5
		39,527.3	37,450.7
Minority interests – non-equity	36	**1.5**	0.8
Called up share capital	37	**242.0**	252.5
Share premium account	38	**38.5**	25.1
Capital redemption reserve	38	**51.5**	40.1
Profit and loss account	38	**1,387.8**	1,441.0
Shareholders' funds (equity)		**1,719.8**	1,758.7
		41,248.6	39,210.2
Long-term assurance liabilities attributable to policyholders	26	**–**	230.3
Total liabilities		**41,248.6**	39,440.5
Memorandum items			
Contingent liabilities	41	**180.8**	220.5
Commitments	41	**564.5**	911.7

The restatement of the 2001 results is discussed in Note 2 on page 50.

Approved by the Board of directors on 20 February 2003 and signed on its behalf by:

R A Pym Group Chief Executive

D J Bennett Group Finance Director

Company Balance Sheet

As at 31 December 2002	Notes	2002 £m	2001 (restated) £m
Assets			
Cash and balances at central banks		47.1	41.4
Treasury bills and other eligible bills	13	239.4	279.6
Loans and advances to banks	14	1,080.7	1,967.9
Loans and advances to customers	15	28,484.5	26,729.8
Securitised assets	16	163.2	204.5
Less: non-recourse finance	16	(159.3)	(199.6)
		28,488.4	26,734.7
Debt securities	19	8,467.9	7,519.2
Shares in group undertakings	20	709.0	750.4
Tangible fixed assets	22	189.5	177.8
Other assets	24	206.2	97.8
Prepayments and accrued income	25	344.9	296.4
Total assets		39,773.1	37,865.2
Liabilities			
Deposits by banks	27	4,927.6	4,505.6
Customer accounts	28	19,525.2	19,007.4
Debt securities in issue	29	12,069.0	11,011.9
Other liabilities	30	578.7	581.4
Accruals and deferred income	31	657.8	659.7
Provisions for liabilities and charges	32	20.2	18.6
Subordinated liabilities	35	609.9	609.5
		38,388.4	36,394.1
Called up share capital	37	242.0	252.5
Share premium account	38	38.5	25.1
Capital redemption reserve	38	51.5	40.1
Profit and loss account	38	1,052.7	1,153.4
Shareholders' funds (equity)		1,384.7	1,471.1
Total liabilities		39,773.1	37,865.2
Memorandum items			
Contingent liabilities	41	–	–
Commitments	41	68.0	76.5

The restatement of the 2001 results is discussed in Note 2 on page 50.

Approved by the Board of directors on 20 February 2003 and signed on its behalf by:

R A Pym Group Chief Executive

D J Bennett Group Finance Director

Alliance Leicester

Consolidated Statement of Total Recognised Gains and Losses

	2002 £m	2001 (restated) £m
Group profit attributable to the shareholders of Alliance & Leicester plc	339.6	284.1
Prior year adjustment: adoption of FRS 19 (Note 2)		
Prior to 1 January 2001	(3.0)	–
Year ended 31 December 2001	(2.9)	–
	(5.9)	–
Total recognised gains & losses since last Annual Report	333.7	284.1

Reconciliation of Movements in Shareholders' Funds

For the year ended 31 December 2002	2002 £m	2001 (restated) £m
Group profit attributable to the shareholders of Alliance & Leicester plc	339.6	284.1
Dividends	(194.4)	(182.5)
Retained profit for the financial year	145.2	101.6
New shares issued	0.3	0.3
Repurchase of share capital	(188.0)	–
Share premium on issue of shares under option	3.6	3.2
QUEST share issue:		
Shares issued	0.6	–
Share premium	9.8	–
Reduction in general reserve	(10.4)	–
	–	–
Net (decrease)/increase in shareholders' funds	(38.9)	105.1
Opening shareholders' funds:		
As previously reported	1,764.6	1,656.6
Prior year adjustment re adoption of FRS 19 (Note 2)	(5.9)	(3.0)
As restated:	1,758.7	1,653.6
Closing shareholders' funds	1,719.8	1,758.7

Consolidated Cash Flow Statement

For the year ended 31 December 2002	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	44	785.5	1,368.9
Returns on investments and servicing of finance:			
Interest paid on loan capital		(41.8)	(36.3)
Taxation		(85.0)	(63.5)
Capital expenditure and financial investment:			
Purchase of investment securities		(7,166.8)	(8,645.5)
Sale and maturity of investment securities		6,002.9	7,665.3
Purchase of tangible fixed assets		(176.9)	(221.9)
Sale of tangible fixed assets		42.5	86.3
Net cash outflow from capital expenditure and financial investment		(1,298.3)	(1,115.8)
Acquisitions and disposals:			
Sale of credit card accounts		1,013.1	–
Disposal of investment in subsidiaries		126.2	–
Other acquisitions and disposals		(2.0)	(0.3)
Equity dividends paid		(188.0)	(171.8)
Net cash inflow/(outflow) before financing		309.7	(18.8)
Financing:			
Proceeds from issue of ordinary share capital		3.9	3.5
Repurchase of share capital	44	(188.0)	–
Issue of loan capital		–	150.0
Increase in minority interests		–	0.5
Increase in cash	44	125.6	135.2

Notes to the Accounts

1 Principal accounting policies

Basis of presentation

The consolidated accounts are prepared in accordance with the special provisions of Part VII, Chapter II of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention

The Group prepares its accounts under the historical cost convention, and in accordance with applicable UK accounting standards.

Basis of consolidation

The Group accounts consolidate the accounts of the bank and all its subsidiaries at the end of the year. Where subsidiaries are acquired during the year, their results are included in the Group accounts from the date of acquisition.

Statements of Recommended Practice (SORPs)

The accounts have been prepared in accordance with British Bankers' Association SORPs on Advances, Securities, Derivatives, Contingent Liabilities and Segmental Reporting by Banks, and the Finance & Leasing Association SORP 'Accounting issues in the asset finance and leasing industry'.

Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of assets acquired, is capitalised and shown as an asset in the balance sheet and subsequently amortised over a period of between 3 and 10 years on a straight line basis as a charge to the profit and loss account. Negative goodwill is amortised over a period of 3 years. Goodwill written off to reserves before the adoption of FRS 10 'Goodwill and Intangible Assets' amounts to £42.2m. This would be charged to the profit and loss account in the event of the disposal of the relevant business.

Deferred taxation

Deferred tax is provided using the full provision method following the Group's adoption of FRS 19 'Deferred Tax'. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Provision is calculated at rates expected to be applicable when the liability or asset crystallises. Deferred tax is provided on a non-discounted basis.

Fixed assets and depreciation

The cost of additions and major alterations to office premises, plant, fixtures, equipment and motor vehicles is capitalised. The cost of fixed assets less estimated residual value is written off on a straight line basis over their estimated useful lives as follows:

Freehold buildings	40 to 75 years
Leasehold buildings	over the remainder of the lease up to 75 years
Fixtures and major alterations	10 to 15 years
Equipment and motor vehicles	3 to 9 years

No depreciation is provided on freehold land or assets in the course of construction.

Software costs and external consultancy costs associated with software development are written off to the profit and loss account as incurred.

Operating lease assets

Assets acquired for the purpose of renting out under operating lease agreements are capitalised and depreciated in accordance with the accounting policy set out above.

Depreciation is provided on operating lease assets acquired for the purposes of renting out at rates calculated to write off the cost of the assets, less estimated residual value, over their useful lives using methods which allocate depreciation charges on a systematic basis to the periods which are expected to benefit from their use.

Finance and rental agreements

The minimum lease payments receivable from finance lease and other finance agreements, less appropriate future income arising from finance charges, are included in net investment in finance leases and hire purchase contracts.

Gross earnings on finance and rental agreements comprise the income component of repayments, after recognising sufficient income to cover initial direct costs, which are credited to the profit and loss account using methods which produce an approximate constant rate of return on the net cash investment.

Operating lease agreements

Rentals under operating leases are charged to administrative expenses on a straight line basis.

Finance lease agreements

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the profit and loss account are based on a constant periodic rate as applied to the outstanding liabilities.

Wholesale funding issue costs

Premiums or discounts, net of commission costs associated with the issue of fixed and floating rate notes and subordinated liabilities, are amortised over the relevant period to maturity and are included in the profit and loss account within interest payable.

Pensions and post-retirement medical benefits

The Group operates both defined benefit and defined contribution pension arrangements. Under the defined benefit sections the cost of providing pensions and related benefits is charged to the profit and loss account so as to spread the costs evenly over the employees' working lives. The difference between the charge to the profit and loss account and the contributions paid to the scheme is shown as an asset or a liability in the balance sheet. The assets of the defined contribution section are held separately in an independently administered fund. Contributions to the scheme are charged to the profit and loss account as they fall due.

The cost of providing post-retirement medical benefits is charged to the profit and loss account so as to spread the costs evenly over the employees' working lives. A provision is included within 'Other provisions for liabilities and charges'.

Securities

Securities intended for use on a continuing basis in the bank's activities are classified as investment securities and are stated in the balance sheet at cost less any impairment in value. Adjustments are made to cost for premiums and discounts arising on the purchase of investment securities, which are amortised over the period to the maturity date of the security, and for the effect of the annual movement in the retail price index where redemption is so fixed under the terms of the issue. Securities used in trading activities are carried at fair value, with all gains and losses taken directly to the profit and loss account.

Provisions for bad and doubtful debts

Specific provisions are made in respect of loans and advances where recovery is considered doubtful; a general provision is made for losses which, although not specifically identified, are known to be inherent in any portfolio of lending. Provisions for residential mortgages are reduced by the level of funds held in the Group's offshore captive insurance subsidiary and by high percentage loan fees held in the Group balance sheet.

Where the collection of interest is in significant doubt, it is credited to a suspense account and written off when there is no longer any realistic prospect of recovery. The outstanding provisions are deducted from loans and advances, along with the interest on non-performing loans held in suspense. The charge in the profit and loss account represents the net increase (or decrease) in the provisions less recoveries for the year.

Notes to the Accounts continued

1 Principal accounting policies continued

Income recognition

Interest is recognised in the profit and loss account on an accruals basis. The costs of mortgage cashbacks, discounts and other incentives to borrowers are charged as incurred to interest receivable except for the deep discount mortgage product launched during 2002. On this product the customer has a deep discount in the early years following which they have an obligation over a period of time to return the discount if they redeem the mortgage. For this product only the early redemption penalty is closely linked to the incentive cost. Therefore the deep discount is recorded within 'Prepayments and accrued income' and spread over the term of the customer's obligation.

Mortgage arrangement fees are taken to income in the profit and loss account on a received basis. Other fees receivable are credited to income when the related service is performed.

Foreign currencies

Monetary assets and liabilities in foreign currencies, other than those covered by forward contracts which are translated at contracted rates, are translated into sterling using year end exchange rates and any differences charged or credited to the profit and loss account.

Derivative financial instruments

Derivatives used in trading activities are carried at fair value, with all gains and losses taken directly to the profit and loss account.

Gains and losses on non-trading derivatives are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction being hedged. Accrued income or expense is reported in 'Prepayments and accrued income' or 'Accruals and deferred income' as appropriate. Profits and losses relating to hedges of commitments and anticipated transactions are deferred and taken to the profit and loss account over the life of the underlying hedge.

Hedging contracts and instruments are used by the Group as part of its overall risk management strategy. Instruments used for hedging purposes include interest rate swaps, interest rate caps, collars and floors, futures, forward rate agreements and spot and forward foreign exchange transactions.

The criteria required for a derivative instrument to be classified as a designated hedge is:

i) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities or positions being hedged which results from potential movements in interest rates and exchange rates;

ii) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets and liabilities being hedged must be established at the outset of the transaction.

Hedge transactions which cease to be effective or are terminated early are measured at fair value. Any profit or loss arising is deferred and amortised over the remaining life of the asset, liability or position being hedged. Where the underlying asset, liability or position no longer exists, the hedging transaction is measured at fair value and any profit or loss arising is recognised in full.

Mortgage guarantee income

The bank charges a fee to reflect the increased risk on high loan to value advances, and has established a wholly owned subsidiary as a captive insurance company, for the purposes of insuring part of the risk upon such secured lending. In the Group accounts, fees are taken to 'Other interest receivable and similar income' over the average anticipated life of the loan. The deferred element is shown as a deduction from 'Loans and advances to customers' in accordance with ICAEW Technical Release 20/01.

Long-term life assurance business

The value of long-term assurance business represents an actuarial assessment of the value of the shareholders' interest in the long-term assurance funds, comprising the present value of future surpluses expected to emerge from business currently in force together with the surplus retained in the long-term funds. The value is determined on the advice of a qualified actuary.

Movements in the value of long-term assurance business, grossed up at the effective rate of corporation tax, are included within other operating income in the Group profit and loss account.

Securitisation

Securitisation transactions are reported in accordance with FRS 5, 'Reporting the Substance of Transactions'. Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation the finance is shown deducted from the gross amount of the item it finances on the face of the balance sheet within a single asset caption 'Loans and advances to customers'.

2 Changes in accounting policy

The 2001 comparative figures have been restated to reflect two changes in accounting policy:

1. FRS 19 'Deferred Tax' has been adopted. Previously, deferred tax was recognised and provided only on assets and liabilities where it was expected that the tax would crystallise in the foreseeable future. Now, under FRS 19, deferred tax is provided on all timing differences which have not reversed by the balance sheet date, apart from certain exceptions detailed in FRS 19. The impact of adopting FRS 19 has been to increase the tax charge for the year ended 31 December 2001 by £2.9m.
2. In previous results, fees earned from high loan-to-value mortgages were reported within 'Other operating income' and 'Fees and commissions receivable'. The Group has now adopted the ICAEW guidance "Tech 20/01: Mortgage Lenders – Accounting for Self Insurance of Loan Risk". As a result, for the year ended 31 December 2001, £3.5m of income previously reported within 'Fees and commissions receivable' is now included in 'Other interest receivable and similar income' and £9.7m of income previously reported within 'Other operating income' is now included in 'Other interest receivable and similar income'. At 31 December 2001, £36.1m included in 'Accruals and deferred income' on the balance sheet is now shown as a deduction from 'Loans and advances to customers'.

The impact of these two changes on the profit and loss account for 2002 is similar to that for 2001.

In addition there are two changes to the presentation of the Balance Sheet:

(i) 'Net investment in finance leases and hire purchase contracts' is shown as a separate balance sheet category. Previously this was included within 'Loans and advances to customers'.

(ii) 'Operating lease assets' are shown as a separate balance sheet category. Previously they were included within 'Tangible fixed assets'.

3 Other operating income

	2002 £m	2001 (restated) £m
Income from operating leases	**85.8**	71.2
Excess on sale of credit card accounts to MBNA (i)	**36.1**	–
Dealing profits	**1.1**	1.2
Profits on disposal of investment securities	**–**	1.1
Profit on rationalisation of premises	**4.7**	11.6
Other	**35.4**	34.7
Total	**163.1**	119.8

(i) On 1 August 2002 the Group sold its credit card accounts to MBNA for an excess of £230m over the outstanding asset balances. This will be recognised over the initial 7 years of the partnership entered into with MBNA, in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, is expected to be £56m in 2003, £41m in 2004, £34m in 2005, £27m in 2006, £20m in 2007 and £16m in 2008. The unrecognised amount is included within 'Deposits by Banks' on the Consolidated Balance Sheet.

4 Administrative expenses

	2002 £m	2001 £m
Staff costs:		
Wages and salaries	**207.9**	200.8
Social security costs	**17.6**	17.7
Other pension costs	**27.5**	16.5
	253.0	235.0
Other administrative expenses	**454.7**	496.2
Total	**707.7**	731.2

The above expenses exclude those incurred by Alliance & Leicester Life Assurance Company Limited up to the date of its sale on 3 September 2002, which are reflected in the movement in the value of long-term assurance business, included within Other operating income.

5 Profit on ordinary activities before tax

	2002 £m	2001 £m
Is stated after:		
(i) Income		
Income from listed investments	**250.3**	287.5
(ii) Charges		
Interest payable on subordinated liabilities	**42.0**	39.1
Rentals under operating leases		
Land and buildings	**12.2**	12.0
Other operating leases	**2.2**	2.1
Finance lease interest charges	**4.1**	1.8
Auditors' remuneration:		
Group		
Deloitte & Touche:		
as auditors	**0.5**	0.4
as reporting accountants and other regulatory reporting	**0.5(i)**	0.4
other fees paid to the auditors and their associates	**2.3(i)**	0.9
Company		
Deloitte & Touche:		
as auditors	**0.2**	0.2
as reporting accountants and other regulatory reporting	**0.4(ii)**	0.2
other fees paid to the auditors and their associates	**1.0(ii)**	0.5

(i) the total of £2.8m includes £1.7m of fees relating to the sale of credit card accounts to MBNA and the sale of Alliance & Leicester Life Assurance Company Ltd to Legal & General, of which £0.2m relates to fees as reporting accountants and £1.5m relates to other fees.

(ii) the total of £1.4m includes £0.7m of fees relating to the sale of credit card accounts to MBNA and the sale of Alliance & Leicester Life Assurance Company Ltd to Legal & General, of which £0.2m relates to fees as reporting accountants and £0.5m relates to other fees.

Notes to the Accounts continued

6 Staff numbers

The average number of persons employed by the Group during the year was as follows:

	Full time		Part time	
	2002	2001	2002	2001
Total	6,262	6,375	3,039	3,001

7 Directors' emoluments

	2002 £m	2001 £m
Services as a director	0.3	0.3
Other services	3.2	2.3
	3.5	2.6
Compensation for loss of office	–	0.6
Total	3.5	3.2

Directors' emoluments include those emoluments received by directors from the Company and its associated bodies. The highest paid director was Mr Pym. A detailed analysis of directors' emoluments is given on page 36 in the Report on Directors' Remuneration. Gains on the exercise of share options amounted to £51,000 (including £18,000 in respect of Mr Pym).

5 directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme.

8 Directors' loans and transactions

The aggregate amount outstanding at 31 December 2002 in respect of loans in the ordinary course of business from the Company, or subsidiary companies, to directors of the Company and persons connected with the directors of the Company was £638,862 representing loans to 7 persons.

9 Tax on profit on ordinary activities

(a) Analysis of charge in year

	2002 £m	2001 (restated) £m
UK corporation tax on profits for the year	112.4	69.8
Relief for overseas taxation	(1.7)	(3.8)
Adjustment to UK corporation tax on profits for prior years	(6.6)	(3.3)
	104.1	62.7
Overseas taxation	2.9	5.6
Total current tax (Note 9b)	107.0	68.3
Deferred tax: origination and reversal of timing differences for the year	22.0	42.3
Adjustment to deferred tax in relation to prior years	(1.0)	1.4
Total deferred tax movement	21.0	43.7
Tax on profit on ordinary activities	128.0	112.0

(b) Factors affecting tax charge for year

The current rate of tax for the year is lower than the standard rate of corporation tax in the UK (30%), where the Group generates the majority of its profits. The differences are explained below:

	2002 %	2001 %
Standard rate of tax	30.0	30.0
Factors affecting charge:		
Disallowable expenses and non-taxable income	0.1	(1.1)
Capital allowances for year in excess of depreciation and movement in general provisions	(4.7)	(10.5)
Lower rates of tax on overseas earnings	(0.5)	(0.3)
Adjustment to tax charge in respect of previous periods	(1.4)	(0.8)
Contributions to the Group Qualifying Employee Share Ownership Trust	(0.7)	–
Current rate of tax for year	22.8	17.3

(c) Factors that may affect future tax circumstances

The Group expects that it will maintain a tax charge below the statutory rate as it will continue to carry out its commercial activities and structure its business in a tax efficient manner.

10 Group profit dealt with in the accounts of Alliance & Leicester plc

£292.1m (2001: £318.8m – restated) of the Group profit attributable to ordinary shareholders has been dealt with in the accounts of Alliance & Leicester plc. As permitted by Section 230 of the Companies Act 1985, the profit and loss account of Alliance & Leicester plc has not been presented separately.

11 Dividends

	2002 pence per share	2001 pence per share	2002 £m	2001 £m
Interim	**13.0**	11.8	**64.5**	59.3
Final	**26.9**	24.5	**129.9**	123.2
Total	**39.9**	36.3	**194.4**	182.5

12 Earnings per share

Basic earnings per ordinary share of 68.0p (2001: 56.4p – restated) are calculated by dividing the Group profit attributable to shareholders of £339.6m (2001: £284.1m – restated) by the weighted average number of ordinary shares in issue and ranking for dividend of 499.4m (2001: 503.6m) during the year.

The diluted earnings per share of 67.4p (2001: 56.0p – restated) is based on the total dilutive potential shares, as detailed below, and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	2002 Number m	2001 Number m
Weighted average number of ordinary shares in issue	**499.4**	503.6
Weighted average dilutive options outstanding	**4.1**	3.7
Total dilutive potential shares	**503.5**	507.3

13 Treasury bills and other eligible bills

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Investment securities				
Treasury bills and similar securities	**118.4**	91.5	**118.4**	91.5
Other eligible bills	**121.0**	188.1	**121.0**	188.1
Total	**239.4**	279.6	**239.4**	279.6
Market value of investment securities	**239.4**	279.6	**239.4**	279.6
Unamortised discounts on investment securities	**(1.3)**	(1.3)	**(1.3)**	(1.3)

The movement on Treasury bills and similar securities held for investment purposes was as follows:

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
At 1 January 2002	**279.6**	218.5	**279.6**	218.5
Exchange adjustments	**7.4**	(0.1)	**7.4**	(0.1)
Additions	**1,266.1**	1,517.2	**1,266.1**	1,517.2
Disposals	**(1,315.0)**	(1,456.7)	**(1,315.0)**	(1,456.7)
Amortisation of discounts and premiums	**1.3**	0.7	**1.3**	0.7
At 31 December 2002	**239.4**	279.6	**239.4**	279.6

14 Loans and advances to banks

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Amounts due from subsidiary undertakings	–	–	**330.8**	313.7
Sale and repurchase agreements	–	250.0	–	250.0
Other loans and advances	**813.1**	1,469.8	**749.9**	1,404.2
Total	**813.1**	1,719.8	**1,080.7**	1,967.9
Repayable on demand	**112.8**	66.2	**192.9**	81.4
Remaining maturity:				
3 months or less	**615.9**	1,550.2	**718.7**	1,699.2
1 year or less but over 3 months	**71.1**	33.1	**31.3**	27.1
5 years or less but over 1 year	–	34.8	–	–
Over 5 years	**13.5**	35.6	**138.0**	160.3
Less: provisions	**(0.2)**	(0.1)	**(0.2)**	(0.1)
Total	**813.1**	1,719.8	**1,080.7**	1,967.9

Notes to the Accounts continued

15 Loans and advances to customers

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 (restated) £m
Advances secured on residential properties	23,452.8	21,710.8	23,461.3	21,710.8
Other secured advances	1,184.3	696.7	253.9	98.6
Unsecured loans	2,659.8	3,456.4	67.1	4,896.3
Amounts due from subsidiary undertakings	–	–	4,702.2	24.1
Total	27,296.9	25,863.9	28,484.5	26,729.8
Repayable on demand	132.7	173.8	2,130.3	2,191.7
Remaining maturity:				
3 months or less	787.9	1,498.0	2,386.9	2,642.3
1 year or less but over 3 months	693.3	853.8	186.0	178.3
5 years or less but over 1 year	2,260.8	1,518.7	1,025.9	276.1
Over 5 years	23,573.8	21,965.5	22,825.0	21,509.8
Less: provisions	(151.6)	(145.9)	(69.6)	(68.4)
Total	27,296.9	25,863.9	28,484.5	26,729.8

Net investment in finance leases and hire purchase contracts are now shown as a separate Balance Sheet category (see Note 17). Advances secured on residential properties have been restated for the adoption of the ICAEW guidance 'Tech 20/01: Mortgage Lenders – Accounting for Self Insurance of Loan Risk' as explained in Note 2 on page 50.

On 1 August 2002 the Group sold £794m of credit card accounts to MBNA.

16 Securitisation

On 1 November 2000, the Company sold residential mortgage assets of £250.0m to Fosse Securities No.1 plc ('Fosse'). Fosse issued Mortgage Backed Floating Rate Notes to finance the purchase of the portfolio of loans. These notes are serviceable only from cash flows generated by the mortgage assets together with £3.0m (2001: £3.8m) of subordinated finance from the Company. In addition, the Company has a subordinated loan of £0.9m at 31 December 2002 (2001: £1.1m) to finance certain issue related expenses.

The Group is not obliged to support any losses in respect of these mortgages other than to the extent of its subordinated loans, nor does it intend to do so. This is clearly stated in the agreements with bondholders.

The Company has an option to sell further mortgage loans to Fosse where at the end of any interest period the actual rate of repayment of principal ('ARR') exceeds 20% per annum, so long as the sale price of such loans does not exceed the principal repayments received in the interest period and the ARR after the sale is not less than 20% per annum.

The controlling interest of Fosse is held by a discretionary trust established for charitable purposes. The Group receives administration fees for servicing Fosse's mortgage portfolio together with its residual income arising after the claims of the bondholders and other creditors are met. Fosse is consolidated and included in the Group financial statements as a quasi-subsidiary.

The summary results of Fosse are as follows:

	2002 £m	2001 £m
Interest receivable	9.6	13.7
Interest payable	(8.6)	(12.7)
Net interest receivable	1.0	1.0
Administrative and other expenses	(1.0)	(1.0)
Profit for the financial period	–	–

At 31 December 2002, the balances of assets securitised were £163.2m (2001: £204.5m) and subordinated loans from the Group totalled £3.9m (2001: £4.9m). Amounts due on Mortgage Backed Floating Rate Notes were £159.3m (2001: £199.6m).

17 Net investment in finance leases and hire purchase contracts

	2002 £m	2001 £m
Repayable on demand	–	–
Remaining maturity:		
3 months or less	61.6	50.8
1 year or less but over 3 months	193.8	176.4
5 years or less but over 1 year	428.2	449.0
over 5 years	919.8	847.6
Less: provisions	(12.4)	(11.0)
Total	1,591.0	1,512.8

17 Net investment in finance leases and hire purchase contracts continued

These amounts were previously included within 'Loans and advances to customers'. Net investment in finance leases and hire purchase contracts arise from loans and advances to customers by Sovereign Finance plc, a subsidiary undertaking.

The cost of equipment acquired during the year for the purpose of finance lease and hire purchase contracts was £642.0m (2001: £519.3m).

The aggregate amounts receivable, including capital repayments, under finance lease and hire purchase contracts during the year were £308.8m (2001: £366.8m).

Included in the carrying value of Net investment in finance leases and hire purchase contracts are residual values at the end of the current lease terms, which will be recovered through re-letting or sale in the following periods:

	2002 £m	2001 £m
Within 1 year	**5.8**	2.6
Between 1-2 years	**6.9**	3.3
Between 2-5 years	**11.2**	10.3
In more than five years	**4.1**	5.1
Total	**28.0**	21.3

18 Provisions for bad and doubtful debts

	Advances secured on residential property £m	Advances secured on land £m	Unsecured loans and leasing £m	Total £m
Group				
At 1 January 2002				
General	7.1	4.7	22.4	34.2
Specific	14.0	3.4	107.1	124.5
Total	21.1	8.1	129.5	158.7
Charge for the year:				
Increase in provision	6.4	0.2	73.2	79.8
Recoveries of amounts previously written off	(1.4)	(0.4)	(8.1)	(9.9)
Total	5.0	(0.2)	65.1	69.9
Amounts written off in year	(0.4)	(0.2)	(61.0)	(61.6)
At 31 December 2002				
General	13.4	4.0	17.7	35.1
Specific	12.3	3.7	115.9	131.9
Total	25.7	7.7	133.6	167.0
Company				
At 1 January 2002				
General	14.7	2.7	8.6	26.0
Specific	18.5	2.6	22.1	43.2
Total	33.2	5.3	30.7	69.2
Charge for the year:				
(Decrease)/increase in provision	(0.2)	(0.8)	24.7	23.7
Recoveries of amounts previously written off	(1.4)	(0.4)	(0.9)	(2.7)
Total	(1.6)	(1.2)	23.8	21.0
Amounts written (off)/back in year	(0.4)	0.2	(18.5)	(18.7)
At 31 December 2002				
General	17.2	1.9	4.4	23.5
Specific	14.0	2.4	31.6	48.0
Total	31.2	4.3	36.0	71.5

Notes to the Accounts continued

18 Provisions for bad and doubtful debts continued

The total of non-performing loans, being those on which interest is no longer being credited to the profit and loss account, is as follows:

	Group 2002 £m	Company 2002 £m
Non-performing loans before provisions	12.0	2.1
Non-performing loans after provisions	10.7	1.5

These figures exclude loans in arrears on which interest is still being credited. Further analysis is provided in the Financial Review on page 21 and in the Supplementary Information on page 78.

19 Debt securities

	Group 2002		Group 2001		Company 2002		Company 2001	
	Book value £m	Market value £m	Book value £m	Market value £m	Book value £m	Market value £m	Book value £m	Market value £m
Investment securities								
Issued by public bodies:								
Government securities	59.3	60.3	55.8	56.0	–	–	–	–
Other public sector securities	2.0	2.0	3.7	3.9	2.0	2.0	3.0	3.2
	61.3	62.3	59.5	59.9	2.0	2.0	3.0	3.2
Issued by other issuers:								
Bank and building society certificates of deposit	844.3	845.3	1,150.9	1,150.8	823.0	823.7	1,063.8	1,063.7
Other debt securities	8,184.5	8,168.8	6,670.9	6,667.5	7,231.5	7,220.5	6,123.2	6,122.3
	9,028.8	9,014.1	7,821.8	7,818.3	8,054.5	8,044.2	7,187.0	7,186.0
Total investment securities	9,090.1	9,076.4	7,881.3	7,878.2	8,056.5	8,046.2	7,190.0	7,189.2
Other debt securities	411.4	411.4	329.2	329.2	411.4	411.4	329.2	329.2
Total debt securities	9,501.5	9,487.8	8,210.5	8,207.4	8,467.9	8,457.6	7,519.2	7,518.4
Analysed by listing status:								
Debt securities								
Listed in the UK	3,237.6	3,234.2	2,975.1	2,973.3	3,057.8	3,053.8	2,883.8	2,881.8
Listed or registered elsewhere	4,794.9	4,785.3	3,527.3	3,527.6	4,262.9	4,257.8	3,306.1	3,307.3
Unlisted	1,469.0	1,468.3	1,708.1	1,706.5	1,147.2	1,146.0	1,329.3	1,329.3
Total	9,501.5	9,487.8	8,210.5	8,207.4	8,467.9	8,457.6	7,519.2	7,518.4

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Book value				
Analysed by maturity:				
Due within one year	1,895.8	1,734.1	1,694.6	1,578.7
Due one year and over	7,605.7	6,476.4	6,773.3	5,940.5
Total	9,501.5	8,210.5	8,467.9	7,519.2
Unamortised premiums and indexation on investment securities	20.4	(3.4)	(8.2)	(13.3)

19 Debt securities continued

The movement on debt securities held for investment purposes was as follows:

	Cost £m	Discounts, premiums and indexation £m	Provisions £m	Net book value £m
Group				
At 1 January 2002	7,885.4	(3.4)	(0.7)	7,881.3
Exchange adjustments	(21.3)	(1.3)	–	(22.6)
Acquisitions	5,895.8	4.9	–	5,900.7
Disposals	(4,688.1)	0.2	–	(4,687.9)
Provisions made	–	–	(1.0)	(1.0)
Amounts written off	–	–	–	–
Amortisation of discounts, premiums and indexation	(0.4)	20.0	–	19.6
At 31 December 2002	9,071.4	20.4	(1.7)	9,090.1
Company				
At 1 January 2002	7,204.0	(13.3)	(0.7)	7,190.0
Exchange adjustments	(18.7)	(1.3)	–	(20.0)
Acquisitions	5,098.5	4.9	–	5,103.4
Disposals	(4,217.4)	0.2	–	(4,217.2)
Provisions made	–	–	(1.0)	(1.0)
Amounts written off	–	–	–	–
Amortisation of discounts, premiums and indexation	–	1.3	–	1.3
At 31 December 2002	8,066.4	(8.2)	(1.7)	8,056.5

Notes to the Accounts continued

20 Shares in group undertakings

Cost and net book value	Company shares £m
At 1 January 2002	750.4
Additions	6.1
Disposals	(47.5)
At 31 December 2002	709.0
Credit institutions	75.6
Other	633.4
Total	709.0

The principal operating subsidiary undertakings of Alliance & Leicester plc at 31 December 2002 are listed below. These subsidiary undertakings, which all have 31 December year-ends, are incorporated and all operate in the United Kingdom except Alliance & Leicester International Limited, which is incorporated and operates in the Isle of Man and Alliance & Leicester Mortgage Insurance (Guernsey) Limited which is incorporated and operates in Guernsey.

Directly held subsidiaries	Nature of business
Girobank plc	Banking
Alliance & Leicester Personal Finance Limited	Unsecured lending
Alliance & Leicester Mortgage Insurance (Guernsey) Limited	Insurance
Alliance & Leicester General Insurance Company Limited	General insurance
Alliance & Leicester Investments Limited	Making and holding of investments
Alliance & Leicester Cash Solutions Limited	Cash centre service

Indirectly held subsidiaries	Nature of business
Girobank Investments Ltd	Holding investment securities
Sovereign Finance plc	Asset leasing
Alliance & Leicester International Limited	Offshore deposit taking

All subsidiary undertakings are limited by ordinary shares and are unlisted.

The Company holds 100% interest in the ordinary share capital and voting rights of all its subsidiary undertakings.

The results of all subsidiary undertakings have been included in the consolidated accounts.

A complete list of subsidiary undertakings has not been given as this would result in a statement of excessive length. A full list is available from the Company's Registered Office.

21 Intangible fixed assets

Goodwill	Positive Goodwill £m	Negative Goodwill £m	Group £m
Cost			
At 1 January 2002	4.7	(1.7)	3.0
Additions	0.2	–	0.2
At 31 December 2002	4.9	(1.7)	3.2
Amortisation			
At 1 January 2002	0.8	(0.6)	0.2
Charge/(credit) for the year	0.4	(0.9)	(0.5)
At 31 December 2002	1.2	(1.5)	(0.3)
Net book value			
At 31 December 2002	3.7	(0.2)	3.5
At 31 December 2001	3.9	(1.1)	2.8

22 Tangible fixed assets

	Freehold land and buildings £m	Leasehold buildings 50 or more years unexpired £m	Leasehold buildings Under 50 years unexpired £m	Equipment fixtures and vehicles £m	Assets in course of construction £m	Total £m
Group						
Cost						
At 1 January 2002	287.7	11.2	51.6	350.9	22.2	723.6
Additions	2.6	1.5	2.5	31.8	7.3	45.7
Disposals	(6.8)	–	(2.9)	(12.0)	–	(21.7)
Transfers	1.6	–	1.0	12.1	(15.3)	(0.6)
At 31 December 2002	285.1	12.7	52.2	382.8	14.2	747.0
Depreciation and amortisation						
At 1 January 2002	111.6	4.7	38.2	267.1	–	421.6
Charge for the year	5.4	0.2	2.3	28.2	–	36.1
Disposals	(2.7)	–	(2.5)	(10.0)	–	(15.2)
At 31 December 2002	114.3	4.9	38.0	285.3	–	442.5
Net book value						
At 31 December 2002	170.8	7.8	14.2	97.5	14.2	304.5
At 31 December 2001	176.1	6.5	13.4	83.8	22.2	302.0

Freehold land and buildings includes land of £27.1m which is not depreciated. The net book value of land and buildings occupied by the Group for its own activities was £161.8m (2001: £176.2m).

The cost of freehold land and buildings held under finance leases was £106.2m (2001: £100.4m). The related cumulative depreciation of £27.3m (2001: £27.2m) includes £2.0m charged during the year (2001: £0.4m).

The cost of leaseholds over 50 years unexpired held under finance leases was £1.7m (2001: £1.8m). The related cumulative depreciation of £0.8m (2001: £0.8m) includes £nil charged during the year (2001: £nil).

The cost of equipment, fixtures and vehicles held under finance leases was £27.2m (2001: £20.1m). The related cumulative depreciation of £6.6m (2001: £3.4m) includes £3.2m charged during the year (2001: £2.2m).

Operating lease assets are shown separately in Note 23. Previously they were included in 'Equipment, fixtures and vehicles'.

	Freehold land and buildings £m	Leasehold 50 or more years unexpired £m	Leasehold Under 50 years unexpired £m	Equipment fixtures and vehicles £m	Assets in course of construction £m	Total £m
Company						
Cost						
At 1 January 2002	128.0	4.8	48.4	243.7	19.8	444.7
Additions	0.1	2.5	2.5	29.2	7.1	41.4
Disposals	(6.6)	–	–	(2.8)	–	(9.4)
Transfers	0.1	–	1.0	11.9	(13.0)	–
At 31 December 2002	121.6	7.3	51.9	282.0	13.9	476.7
Depreciation and amortisation						
At 1 January 2002	55.6	3.2	35.4	172.7	–	266.9
Charge for the year	0.7	0.2	2.2	23.2	–	26.3
Disposals	(4.3)	–	–	(1.7)	–	(6.0)
At 31 December 2002	52.0	3.4	37.6	194.2	–	287.2
Net book value						
At 31 December 2002	69.6	3.9	14.3	87.8	13.9	189.5
At 31 December 2001	72.4	1.6	13.0	71.0	19.8	177.8

Notes to the Accounts continued

22 Tangible fixed assets continued

Freehold land and buildings includes land of £11.2m which is not depreciated. The net book value of land and buildings occupied by the Company for its own activities was £78.6m (2001: £76.5m).

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2001: £19.6m). The related cumulative depreciation of £6.0m (2001: £3.2m) includes £2.8m charged during the year (2001: £1.9m).

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Future capital expenditure:				
Contracted for but not provided in the accounts	–	–	–	–

23 Operating lease assets

	Group Total £m
Cost	
At 1 January 2002	419.5
Additions	119.8
Disposals	(55.0)
Transfers	0.6
At 31 December 2002	484.9
Depreciation	
At 1 January 2002	79.2
Charge for the year	61.6
Disposals	(24.9)
At 31 December 2002	115.9
Net book value	
At 31 December 2002	369.0
At 31 December 2001	340.3

The aggregate rentals receivable in respect of operating leases were £85.8m (2001: £71.2m).

Included in the carrying value of operating lease assets are residual values at the end of the current lease terms, which will be recovered through re-letting or sale in the following periods:

	2002 £m	2001 £m
Within 1 year	**29.6**	23.4
Between 1-2 years	**24.3**	28.5
Between 2-5 years	**59.2**	48.6
In more than five years	**41.7**	31.7
Total	**154.8**	132.2

24 Other assets

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 (restated) £m
Trade debtors	**325.8**	191.0	**–**	–
Due from subsidiary undertakings	**–**	–	**184.8**	82.5
Other	**29.2**	28.2	**21.4**	15.3
Total	**355.0**	219.2	**206.2**	97.8
Due within one year	**356.1**	220.2	**192.8**	77.1
Due after more than one year	**–**	–	**13.4**	20.7
Provisions	**(1.1)**	(1.0)	**–**	–
Total	**355.0**	219.2	**206.2**	97.8

Other assets for the Company include a deferred tax asset of £18.4m (2001: £12.8m – restated).

25 Prepayments and accrued income

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Deferred mortgage incentives	**0.1**	–	**0.1**	–
Accrued interest	**221.0**	187.7	**270.3**	230.9
Prepayments and other accrued income	**104.5**	93.3	**74.5**	65.5
Total	**325.6**	281.0	**344.9**	296.4

The movements on the deferred mortgage incentives, which relate to the deep discount product launched in 2002, were as follows:

	Group and Company £m
At 1 January 2002	–
Additions	0.1
Amortisation	–
At 31 December 2002	0.1

Additions to deferred mortgage incentives in the year are the amounts that would have been charged to the profit and loss account for the year in respect of the deep discount product if these incentives were not being amortised.

On all other mortgage products, incentives are charged to the profit and loss account as incurred. This amounted to £284m (2001: £273m).

26 Long-term assurance business

In July 2002 we announced the extension of our partnership with Legal & General to cover life assurance products as well as long-term investment products. From this date the Group began selling Legal & General long-term assurance products, and as part of the new arrangements the entire share capital of Alliance & Leicester Life Assurance Company Ltd was sold to Legal & General on 3 September 2002 for £83.8m (cash of £71.3m and deferred consideration of £12.5m), resulting in a loss on disposal of £4.7m in the Group accounts.

The value of long-term assurance business attributable to shareholders included in the consolidated balance sheet comprised:

	2002 £m	2001 £m
Group		
Net tangible assets of life assurance company including surplus retained within the long-term assurance funds	–	50.7
Value of policies in force	–	32.1
Long-term assurance business attributable to shareholders	–	82.8
The long-term assurance assets attributable to policyholders are:		
Investments	–	323.5
Value of policies in force	–	32.1
Net current liabilities	–	(42.5)
	–	313.1
Less: Long-term assurance business attributable to shareholders	–	(82.8)
Long-term assurance assets attributable to policyholders	–	230.3

The increase in value of the Group's long-term assurance business included in the profit and loss account within Other operating income up to the date of sale amounted to £8.6m before tax (2001: £10.9m) and £6.5m after tax (2001: £7.7m).

The value placed on long-term assurance business is calculated by discounting estimated future flows of statutory profits from in-force business at a discount rate that includes a risk margin. The future flows are based on prudent assumptions about long-term economic and business experience determined with the advice of a qualified actuary. The risk margin is designed to reflect uncertainties in expected future flows.

The key assumptions used are:

	2002	2001
Risk discount rate (net of tax)	**8.5%**	8.5%
Economic assumptions		
Growth of unit-linked funds (p.a. gross of tax)	**7.0%**	7.0%
Growth of non-linked funds (p.a. gross of tax)	**5.0%**	5.0%
Policyholder taxation – life	**22%**	22%
Shareholder taxation – life	**30%**	30%
Expense inflation (p.a.)	**4.5%**	4.5%

Notes to the Accounts continued

27 Deposits by banks

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Amounts due to subsidiary undertakings	–	–	2,424.1	2,524.5
Other deposits	2,701.6	1,991.2	2,503.5	1,981.1
Total	2,701.6	1,991.2	4,927.6	4,505.6
Repayable on demand	20.0	58.8	199.6	194.1
Remaining maturity:				
3 months or less	1,363.6	1,522.4	3,588.2	3,902.4
1 year or less but over 3 months	780.1	397.7	739.8	397.1
5 years or less but over 1 year	520.0	12.3	398.4	12.0
Over 5 years	17.9	–	1.6	–
Total	2,701.6	1,991.2	4,927.6	4,505.6

Included within the above is debt of £400.0m that the Group has given security in respect of. The security given is in the form of bond investments.

28 Customer accounts

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Repayable on demand	18,341.7	17,352.9	15,514.2	14,278.1
With agreed maturity dates or periods of notice – remaining maturity:				
3 months or less	2,454.4	3,596.2	2,454.4	3,591.2
1 year or less but over 3 months	1,104.9	911.4	1,102.4	906.4
5 years or less but over 1 year	459.1	196.2	454.2	188.6
Over 5 years	–	43.1	–	43.1
Total	22,360.1	22,099.8	19,525.2	19,007.4

29 Debt securities in issue

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Bonds and medium-term notes – remaining maturity:				
1 year or less or on demand	704.4	1,071.9	704.0	1,071.9
2 years or less but over 1 year	1,696.3	911.9	1,694.8	911.9
5 years or less but over 2 years	2,104.1	2,245.6	2,071.2	2,203.6
Over 5 years	179.9	130.2	179.9	130.2
	4,684.7	4,359.6	4,649.9	4,317.6
Other debt securities in issue – remaining maturity:				
3 months or less or on demand	4,599.0	5,121.7	4,599.0	5,121.7
1 year or less but over 3 months	2,746.1	1,396.1	2,746.1	1,396.1
2 years or less but over 1 year	72.0	150.5	72.0	150.5
5 years or less but over 2 years	2.0	26.0	2.0	26.0
	7,419.1	6,694.3	7,419.1	6,694.3
Total	12,103.8	11,053.9	12,069.0	11,011.9

Amounts due in more than 5 years mainly consist of £55m floating rate notes due 2009, with an interest rate of LIBOR plus 0.15%, £50m floating rate notes due 2008 with an interest rate of LIBOR plus 0.12% and £75m fixed rate notes due 2015, with an interest rate of 6.50%.

30 Other liabilities

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Falling due within one year:				
Trade creditors	31.3	29.3	11.0	7.2
Corporation taxation	83.1	66.6	35.5	37.5
Other taxation	31.0	40.2	30.8	39.6
Dividends payable	143.7	137.3	143.7	137.3
Finance leases	6.6	5.8	3.8	2.9
Other liabilities	191.7	191.5	338.5	343.3
	487.4	470.7	563.3	567.8
Falling due after more than one year:				
Finance leases	76.7	77.7	15.4	13.6
Total	564.1	548.4	578.7	581.4
Amounts include:				
Due to subsidiary undertakings	–	–	243.3	252.4
The maturity of net obligations under finance leases is as follows:				
1 year or less	6.6	5.8	3.8	2.9
5 years or less but over 1 year	25.6	22.7	13.9	11.6
Over 5 years	51.1	55.0	1.5	2.0
Total	83.3	83.5	19.2	16.5

31 Accruals and deferred income

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 (restated) £m
Interest accrued on subordinated liabilities	10.7	10.8	10.7	10.8
Other accrued interest	485.5	439.4	483.9	417.3
Other	219.2	285.3	163.2	231.6
Total	715.4	735.5	657.8	659.7

32 Provisions for liabilities and charges

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 (restated) £m
Deferred taxation (Note 33)	162.5	162.8	–	–
Other provisions for liabilities and charges (Note 34)	20.2	18.6	20.2	18.6
Total	182.7	181.4	20.2	18.6

33 Deferred taxation

The amounts provided for deferred taxation are set out below:

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 (restated) £m
Non-discounted deferred liability/(asset):				
Difference between accumulated depreciation and capital allowances	183.2	179.5	7.2	7.3
Other timing differences	(20.7)	(16.7)	(25.6)	(20.1)
Total	162.5	162.8	(18.4)	(12.8)

Notes to the Accounts continued

33 Deferred taxation continued

Where there is a liability in respect of deferred taxation it is included in 'Other provisions for liabilities and charges'; where there is an asset it is included in 'Other assets' (Note 24).

	Group £m	Company £m
Deferred taxation liability/(asset):		
At 1 January 2002 (as reported)	156.9	(19.4)
Prior year adjustment	5.9	6.6
At 1 January 2002 (as restated)	162.8	(12.8)
Amount charged/(credited) during year (current year)	22.0	(4.3)
Amount credited during the year (prior year)	(1.0)	(1.3)
Deferred tax on disposals in the year	(21.3)	–
At 31 December 2002	162.5	(18.4)

Unprovided amounts

In previous years capital gains have been rolled-over against the acquisition cost of assets acquired by the Group including freehold land and buildings. These gains will crystallise if the new assets are disposed of and will result in a liability of £4.8m. There are no plans to dispose of any of these assets in the foreseeable future. In the event of such a sale the Group also has capital losses of £24.8m available to offset future capital gains arising in the UK.

34 Other provisions for liabilities and charges

	Post retirement medical benefits £m
Group and Company	
At 1 January 2002	18.6
Transfer from profit and loss account	2.3
Provisions utilised	(0.7)
At 31 December 2002	20.2

35 Subordinated liabilities

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Dated loan capital	**613.7**	613.7	**613.7**	613.7
Total subordinated liabilities	**613.7**	613.7	**613.7**	613.7
Less: unamortised issue costs	**(3.8)**	(4.2)	**(3.8)**	(4.2)
Total	**609.9**	609.5	**609.9**	609.5
Maturing by 2006	**200.0**	200.0	**200.0**	200.0
Maturing by 2008	**75.0**	75.0	**75.0**	75.0
Maturing by 2010	**188.7**	188.7	**188.7**	188.7
Maturing by 2031	**150.0**	150.0	**150.0**	150.0
Total	**613.7**	613.7	**613.7**	613.7

The interest rate liabilities of 8.75% on the £200m Notes due 2006, 9.75% on the £75m Notes due 2008 and 5.875% on the £150m Notes due 2031 have each been swapped into floating rate, with rates of up to 1.25% above 6-month sterling LIBOR. The Notes due 2010 have been swapped, on an unsubordinated basis, into UK Sterling. The subordinated debt was raised in order to widen the capital base of the Company.

The following subordinated loans each exceed 10% of total subordinated liabilities. The Subordinated Notes due 2006, 2008 and 2031 are denominated in UK Sterling. The Subordinated Notes due 2010 are denominated in US Dollars.

	Terms	Group and Company £m
Subordinated Notes due 2006	Fixed interest rate of 8.75%	200.0
Subordinated Notes due 2008	Fixed interest rate of 9.75%	75.0
Subordinated Notes due 2010	Floating rate	188.7
Subordinated Notes due 2031	Fixed interest rate of 5.875%	150.0

The Notes are subordinated to the claims of depositors and all other creditors.

35 Subordinated liabilities continued

All the Notes may be redeemed at the option of the Group, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. The Group may also purchase the Notes in the open market. The 2008 Notes can be redeemed at the option of the Group, at the higher of their principal amount and the price at which the gross redemption yield on the Notes is equal to the gross redemption yield on 9% Treasury Stock 2008. The 2010 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before March 2005. For all the Notes, no such purchase or redemption may be made without the consent of the Financial Services Authority.

36 Minority Interests

The non-equity minority interest comprises 10,000 non-cumulative irredeemable senior preference shares of £1 each in Alliance & Leicester Finance Company Limited. These entitle holders to a fixed non-cumulative dividend of £67 per annum from March 2006. The shares do not entitle the holders to any rights against other Group companies.

37 Called up share capital

Group and Company	2002 Number m	2002 Amount £m	2001 Number m	2001 Amount £m
Authorised share capital:				
Ordinary shares of 50p each	**776.0**	**388.0**	776.0	388.0
Issued, allotted and fully paid	**484.0**	**242.0**	505.0	252.5

The number of shares in issue at 31 December 2002 reflects the adjustment for the cancellation of shares following the share buyback. During the year, the Group repurchased 22,716,125 shares with a nominal value of £11.4m, at a cost of £188.0m. This has been charged against profit and loss account reserves.

In 1998 the Group established a Qualifying Employee Share Ownership Trust (QUEST) to acquire shares in the Company for the benefit of employees and directors of the Company and its subsidiaries. On 5 April 2002 the QUEST subscribed, at a market price of 900p per share, for 1,158,555 of the Company's ordinary 50p shares. The cost of financing of £10.4m has been transferred by the Company directly to profit and loss account reserves. The excess of the subscription price over the nominal value, amounting to £9.8m, has been credited to the share premium account. Under the terms of the Trust Deed, dividends are required to be waived on the shares held by the QUEST.

In addition, 91,856 new shares were issued during the year to SharePlan members. 515,320 shares were issued between 510p and 900.5p under the Alliance & Leicester Executive Share Option Plan. The combined nominal value of these issues was £0.3m, with total cash consideration received of £3.9m. Also, 22,635 shares were issued under the Deferred Bonus Scheme.

At 31 December 2002, there were 5,597,650 options outstanding under the Alliance & Leicester ShareSave Scheme and 4,688,118 options outstanding under the Alliance & Leicester Executive Share Option Plan. The options enable members of staff and executive directors to subscribe for ordinary shares of 50p between 2003 and 2012, at prices ranging from 364.4p to 900.5p. There are also 617,582 options outstanding under the Alliance & Leicester Deferred Share Bonus Scheme. The Group has taken advantage of the exemption from UITF 17 permitted for ShareSave Schemes.

Substantial share interests

In accordance with sections 198 to 208 of the Companies Act 1985, the following shareholders disclosed a major interest in the share capital of the Company as at 14 February 2003.

	%
Alliance & Leicester ShareSafe Limited	13.11
M&G Investment Management Limited	4.89
Legal & General Investment Management Limited	3.72
AXA Investment Managers UK Limited	3.19
Schroder Investment Management Limited	3.03

Notes to the Accounts continued

38 Reserves

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 (restated) £m
Profit and loss account				
At 1 January 2002				
As previously reported	1,446.9	1,342.4	1,160.0	1,025.3
Prior year adjustment	(5.9)	(3.0)	(6.6)	(8.2)
As restated	1,441.0	1,339.4	1,153.4	1,017.1
Retained profit for the year	145.2	101.6	97.7	136.3
Repurchase of share capital	(188.0)	–	(188.0)	–
Reduction in reserves resulting from shares issued to QUEST	(10.4)	–	(10.4)	–
At 31 December 2002	1,387.8	1,441.0	1,052.7	1,153.4
Share premium account				
At 1 January 2002	25.1	21.9	25.1	21.9
Premium on ordinary shares issued in relation to QUEST	9.8	–	9.8	–
Issue of shares under option	3.6	3.2	3.6	3.2
At 31 December 2002	38.5	25.1	38.5	25.1
Capital redemption reserve				
At 1 January 2002	40.1	40.1	40.1	40.1
Repurchase of share capital	11.4	–	11.4	–
At 31 December 2002	51.5	40.1	51.5	40.1

The cumulative amount of goodwill resulting from acquisitions in earlier financial years, after deducting goodwill relating to disposals made prior to the balance sheet date, which has been written off to Group profit and loss account reserves is £42.2m (2001: £42.2m).

39 Assets and liabilities in foreign currencies

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Assets denominated in sterling	**34,064.4**	33,698.4	**32,588.8**	32,042.7
Assets denominated in other currencies	**7,184.2**	5,742.1	**7,184.3**	5,822.5
Total assets	**41,248.6**	39,440.5	**39,773.1**	37,865.2
Liabilities denominated in sterling	**34,067.1**	33,554.3	**32,591.6**	31,897.9
Liabilities denominated in other currencies	**7,181.5**	5,886.2	**7,181.5**	5,967.3
Total liabilities	**41,248.6**	39,440.5	**39,773.1**	37,865.2

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has hedged all material foreign currency exposures by using off balance sheet hedging instruments so that there are no material unmatched exposures at the balance sheet date. All of the principal subsidiaries owned by Alliance & Leicester plc use sterling as their functional currency. Therefore, the Group is not subject to any structural currency exposures.

40 Pensions

Pension costs relating to defined benefit and defined contribution sections of the Scheme can be analysed as follows:

(a) SSAP 24 Disclosures (Group)	2002 £m	2001 £m
Regular cost	**17.1**	18.3
Variations from regular cost (i)	**4.9**	(1.9)
Notional interest on prepayment	**(1.5)**	(1.6)
Total	**20.5**	14.8

(i) Variations from regular cost arise from the scheme deficit/(surplus) being spread on a basis changing in line with pensionable payroll over the average expected future working life of the membership (15 years).

The Alliance & Leicester Pension Scheme (the Scheme) comprises funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme.

The principal scheme is an exempt approved pension scheme under which retirement and death benefits are provided for Group employees. The funds of the Scheme are administered by trustees independently of the finances of the participating employers.

In addition benefits are provided by the Company on an unfunded unapproved basis to a number of senior staff recruited since June 1989 whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap.

The pension costs are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuation was made as at 31 March 2002. The significant assumptions in these valuations were that salaries increase on average by 2.0% p.a. above inflation, long-term return on investments is 7.0% p.a. in the period before members reach retirement and 5.5% p.a. in the post-retirement period, and that pensions increase at 2.5% p.a. Assets were valued at their market value as at 31 March 2002.

At 31 March 2002 the market value of the assets of the defined benefit section of the Scheme was £727.7m and this was sufficient to cover 92% of the liabilities for benefits due to members in respect of service prior to that date. As explained in (b)(i) of this note, the Group will be making additional contributions to the Scheme in 2003 to address this shortfall. Contributions to the Scheme in 2002 amounted to £18.1m (2001: £11.8m).

The excess of £2.4m of the defined benefit pension charge over the contributions has reduced the prepayment of £21.8m at the start of the year. An asset of £19.4m representing total net accumulated prepaid contributions is included in the Group balance sheet as at 31 December 2002.

Post-retirement benefits

The Group provides post-retirement medical benefits to certain pensioners and active employees. The liability has been assessed by an independent qualified actuary as at 31 December 2002, using the projected unit method. The principal actuarial assumptions used in the valuation were a discount rate of 6.0% and medical benefit cost inflation of 8.0% for 2 years gradually reducing to 4.35% over 5 years and remaining at 4.35% thereafter.

The charge in the year for post-retirement medical benefits in the Group accounts is £1.6m (2001: £1.4m).

(b) FRS 17 Retirement Benefits: Group accounts

(i) Defined benefit section

The following disclosures are provided under the transitional arrangements of FRS 17 which requires certain disclosures only for periods ending subsequent to 22 June 2002. The amounts disclosed under these transitional arrangements, which apply to both the funded and unfunded Schemes, are not included in the Group's financial statements. If FRS 17 were to be fully adopted, the impact on the Consolidated Balance Sheet, Profit and Loss Account and Statement of Total Recognsied Gains and Losses would be as set out below.

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 31 March 2002 and updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme as at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

Notes to the Accounts continued

40 Pensions continued

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	at 31 December 2002	at 31 December 2001
Valuation method	Projected unit	Projected unit
Inflation assumption	2.35%	2.5%
Salaries rate of increase	4.35% p.a.	4.25% p.a.
Pensions rate of increase	2.35% p.a.	2.5% p.a.
Discount rate for scheme liabilities	5.5%	5.9%

The fair value of assets and present value of liabilities in the Scheme and the expected rate of return were:

	Long-term rate of return expected at 31 December 2002	Value at 31 December 2002 £m	Long-term rate of return expected at 31 December 2001	Value at 31 December 2001 £m
Equities	7.0%	372.1	7.0%	527.2
Bonds	5.0%	251.5	5.0%	179.5
Net current assets		4.2		3.1
Total market value of assets		627.8		709.8
Present value of Scheme liabilities		(924.3)		(768.9)
Deficit in Scheme		(296.5)		(59.1)
Post-retirement medical benefits liability (see below)		(22.0)		(20.2)
Total retirement benefits liability		(318.5)		(79.3)
Related deferred tax asset		95.6		23.8
Net retirement benefits liability		(222.9)		(55.5)

Post-retirement benefits

There is a provision of £20.2m in the Group accounts at 31 December 2002 (2001: £18.6m) for post-retirement medical benefits (see note 34), which is based on SSAP 24 and assumes a discount rate of 6.0%. Under FRS 17, a discount rate of 5.5% would be used, increasing the provision to £22.0m (2001: £20.2m). Other assumptions would be unchanged.

Analysis of amounts that would have been recognised in Net assets and Reserves under FRS 17

	2002 Group £m	2001 Group (restated) £m
Net assets		
Net assets excluding pension liability at 31 December (as reported)	1,719.8	1,758.7
less SSAP 24 prepayment	(19.4)	(21.8)
related deferred tax liability	5.8	6.5
add back SSAP 24 post-retirement medical benefits provision	20.2	18.6
related deferred tax asset	(6.1)	(5.6)
	1,720.3	1,756.4
Pension liability	(296.5)	(59.1)
Provision for post-retirement medical benefits	(22.0)	(20.2)
Related deferred tax asset	95.6	23.8
Net assets at 31 December (as adjusted)	1,497.4	1,700.9
Reserves		
Profit and loss reserve at 31 December (as reported)	1,387.8	1,441.0
less SSAP 24 prepayment	(19.4)	(21.8)
related deferred tax liability	5.8	6.5
add back SSAP 24 post-retirement medical benefits provision	20.2	18.6
related deferred tax asset	(6.1)	(5.6)
	1,388.3	1,438.7
Pension liability	(296.5)	(59.1)
Provision for post-retirement medical benefits	(22.0)	(20.2)
Related deferred tax asset	95.6	23.8
Profit and loss reserve at 31 December (as adjusted)	1,165.4	1,383.2

40 Pensions continued

Analysis of the amounts that would have been charged in the consolidated profit and loss account under FRS 17

	2002 £m
Current service cost	**14.8**
Total operating charge	**14.8**
Expected return on pension Scheme assets	**45.2**
Interest on pension Scheme liabilities	**(45.4)**
Net amount charged to other finance income	**(0.2)**

Analysis of amounts that would have been recognised in statement of total recognised gains and losses (STRGL) under FRS 17

	2002 £m
Actual return less expected return on pension Scheme assets	**(137.8)**
Experience gains and losses arising on the Scheme liabilities	**(1.0)**
Changes in assumptions underlying the present value of the Scheme liabilities	**(98.4)**
Actuarial loss recognised in the STRGL	**(237.2)**

Movement in deficit during the year

	2002 £m
Deficit in Scheme at 1 January	**(59.1)**
Movement in year:	
Current service cost	**(14.8)**
Contributions	**14.8**
Other finance income	**(0.2)**
Actuarial loss	**(237.2)**
Deficit in Scheme at 31 December	**(296.5)**

History of experience gains and losses

	2002
Difference between the expected and actual return on Scheme assets:	
amount (£m)	**(137.8)**
percentage of Scheme assets	**(21.9%)**
Experience gains and losses arising on the Scheme liabilities:	
amount (£m)	**(1.0)**
percentage of the present value of Scheme liabilities	**(0.1%)**
Changes in assumptions underlying the present value of Scheme liabilities:	
amount (£m)	**(98.4)**
percentage of the present value of Scheme liabilities	**(10.6%)**

The defined benefit section of the Scheme is closed to new members. Therefore, under the projected unit method, the current service cost will increase as the members of the Scheme approach retirement.

The Group made contributions of £15.0m during the year being 15.4% of pensionable salary (2001: £9.3m being 9% of pensionable salary). It has been agreed with the trustees that the contribution rate for 2003 will be 17.5%, plus an additional £1.5m per month.

(ii) Defined contribution section

Employer contributions payable during the year were £2.9m (2001: £2.5m). There were no unpaid contributions at 31 December 2002 or 31 December 2001.

(c) Company accounts

It is not possible, on a reasonable basis, to identify the Company's share of the underlying assets and liabilities of the Group's defined benefit section of the Scheme and accordingly the Company will account for the Scheme as a defined contribution scheme in accordance with paragraph 9(b) of FRS 17.

The Company contributions payable during the year to the defined benefit section were £10.0m (2001: £6.5m). There were no unpaid contributions at 31 December 2002 or 31 December 2001.

The Company contributions payable during the year to the defined contribution section were £2.3m (2001: £1.9m). There were no unpaid contributions at 31 December 2002 or 31 December 2001.

Notes to the Accounts continued

41 Memorandum items

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Contingent liabilities				
Guarantees and irrevocable letters of credit	**180.8**	140.5	–	–
Assets pledged as collateral security	–	80.0	–	–
	180.8	220.5	–	–
Commitments				
Irrevocable undrawn loan facilities	**564.5**	911.7	**68.0**	76.5

Contingent liabilities

In addition to the above amounts, the Group is presently in discussions with the Inland Revenue regarding the utilisation of certain tax allowances in respect of one specific transaction undertaken by its leasing operation in 1997. The transaction subsequently resulted in reduced corporation tax paid by the Group of approximately £30m. The Group has taken legal advice and does not believe that any additional tax liability should arise from these discussions. However, if any additional liability were to arise, there are indemnities and legal rights, which should enable recoveries from third parties. Therefore no provision is necessary.

Litigation

Certain Group undertakings are engaged in litigation, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

42 Guarantees and other financial commitments

a) Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

b) The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

c) Operating lease commitments:

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
At 31 December, annual commitments under operating leases are as follows:				
Land and buildings				
Leases which expire:				
Within 1 year	**0.5**	0.4	**0.5**	0.4
1-5 years	**2.0**	2.7	**2.0**	2.3
Over 5 years	**8.6**	8.9	**14.9**	15.7
Total	**11.1**	12.0	**17.4**	18.4

43 Risk management

The Group uses financial instruments, including derivatives, to manage its financial risks.

Financial instruments have the potential to reduce, modify or increase the liquidity, credit and market risks arising from normal business activities.

Details of the objectives and policies for managing the risks associated with the Group's use of financial instruments are presented in the Financial Review on page 24. These disclosures form part of the audited financial statements.

i) Interest rate repricing analysis

The following table provides a summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2002. Assets and liabilities have been allocated to time bands by reference to the earlier of the next interest rate reset date and the contractual maturity date. The table takes account of derivative financial interests whose effect is to alter the interest basis of Group assets and liabilities.

The trading book and non-interest bearing balances have been included in a separate column; the interest rate risk of the trading book is analysed under ii) below.

Differences between the balance sheet and the totals below for 2001 arise due to the exclusion of life assurance assets and liabilities from the interest rate repricing analysis.

43 Risk management continued

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Treasury bills and other eligible bills	156	83	–	–	–	–	239
Loans and advances to banks	752	33	41	1	–	284	1,111
Loans and advances to customers	24,106	908	821	2,814	426	(183)	28,892
Debt securities	7,581	561	393	505	16	446	9,502
Other assets	371	21	40	185	25	863	1,505
Total assets	32,966	1,606	1,295	3,505	467	1,410	41,249
Liabilities							
Deposits by banks	1,361	829	370	122	16	4	2,702
Customer accounts	17,214	631	726	1,417	59	2,313	22,360
Debt securities in issue	8,560	2,201	673	595	75	–	12,104
Other liabilities	122	13	12	36	15	1,555	1,753
Subordinated liabilities	–	–	–	200	410	–	610
Shareholders' funds	–	–	–	–	–	1,720	1,720
Total liabilities	27,257	3,674	1,781	2,370	575	5,592	41,249
Off-balance sheet items	(4,635)	1,854	1,379	501	901	–	–
Interest rate sensitivity gap	1,074	(214)	893	1,636	793	(4,182)	–
Cumulative gap at 31 December 2002	1,074	860	1,753	3,389	4,182	–	–

The following table provides a restated summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2001:

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Treasury bills and other eligible bills	242	38	–	–	–	–	280
Loans and advances to banks	1,653	53	3	1	–	229	1,939
Loans and advances to customers	22,092	562	1,057	3,445	286	(60)	27,382
Debt securities	6,889	477	188	279	27	350	8,210
Other assets	145	20	34	180	28	910	1,317
Total assets	31,021	1,150	1,282	3,905	341	1,429	39,128
Liabilities							
Deposits by banks	1,576	95	302	12	–	6	1,991
Customer accounts	17,810	569	583	670	56	2,412	22,100
Debt securities in issue	8,541	1,258	551	629	75	–	11,054
Other liabilities	168	12	5	31	5	1,476	1,697
Subordinated liabilities	205	–	–	200	205	–	610
Shareholders' funds	–	–	–	–	–	1,676	1,676
Total liabilities	28,300	1,934	1,441	1,542	341	5,570	39,128
Off-balance sheet items	(2,635)	766	751	582	536	–	–
Interest rate sensitivity gap	86	(18)	592	2,945	536	(4,141)	–
Cumulative gap at 31 December 2001	86	68	660	3,605	4,141	–	–

For the purposes of this analysis, loans and advances to banks includes cash and balances at central banks.

Notes to the Accounts continued

43 Risk management continued

ii) Trading book

The Group's trading activities are conducted through the Group's Treasury division. Material trading assets comprise debt securities for which the carrying value is equal to the fair value at 31 December 2002 and 2001. Dealing profits are disclosed in note 3.

The bank uses a variety of techniques to measure market risk in the trading book, including calculating the sensitivity of the market value of positions to hypothetical changes in interest rates. The following table sets out the change in the value of the trading book arising from a 1% change in market interest rates, for the year ended 31 December 2002, with all other variables remaining constant:

	£m 2002	Change in value £m 2001
Highest exposure	**0.9**	1.0
Lowest exposure	**0.3**	0.0
Average exposure	**0.5**	0.4
Exposure as at 31 December	**0.5**	0.4

The sensitivity analysis technique used by the Group measures the change in the fair value of the Group's trading book arising from hypothetical changes in market rates. Actual results in the future could differ from these projected figures if fluctuations in interest rates exceeded the hypothetical 1% shift. The Group's trading book is not materially exposed to other market risks.

iii) Fair values

The table below compares the book and fair values of some of the Group's financial instruments by category at the balance sheet date. Where available, market prices have been used to determine fair values. Where market prices are not available, fair values have been calculated for options by using option-pricing models and for other financial instruments by discounting cash flows at prevailing interest and exchange rates. Minor changes in assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of sale. However, in many cases, the Group intends to realise assets through collection over time.

	Group 2002 Carrying value £m	Group 2002 Fair value £m	Group 2001 Carrying value £m	Group 2001 Fair value £m
Primary non-trading financial instruments:				
Assets				
Cash and balances at central banks	**298.1**	**298.1**	219.1	219.1
Treasury bills and other eligible bills	**239.4**	**239.4**	279.6	279.6
Debt securities	**9,090.1**	**9,076.4**	7,881.3	7,878.2
Liabilities				
Debt securities in issue	**(12,103.8)**	**(12,317.2)**	(11,053.9)	(11,080.6)
Subordinated liabilities	**(609.9)**	**(670.4)**	(609.5)	(656.7)
Off balance sheet and similar instruments	**84.5‡**	**107.8‡**	47.2‡	161.7‡
Other	**–**	**1.6**	–	–

The table excludes certain financial assets and liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. Thus it excludes mortgages, leases, personal loans and retail savings accounts whose book and fair values differ.

‡ These figures represent accrued interest at the year-end.

43 Risk management continued

The tables below analyse the Group's derivatives portfolios by type of contract and maturity and shows the contract amount and the replacement cost. Contract amount indicates the volume of business outstanding at the balance sheet date and does not represent amounts at risk. The replacement cost represents the cost of replacing contracts, calculated at market rates current at the balance sheet date and reflects the Group's exposure should counterparties default. No account is taken of offsetting positions with the same counterparty.

	Group 2002 Contract or underlying principal amounts £m	Group 2002 Replacement cost £m	Group 2001 Contract or underlying principal amounts £m	Group 2001 Replacement cost £m
Non-trading derivatives:				
Used to manage foreign exchange risk				
Exchange rate contracts:				
Forward foreign exchange	869.6	2.3	1,018.3	14.2
Cross currency swaps	2,009.9	17.5	1,544.1	87.0
Total	2,879.5	19.8	2,562.4	101.2
With OECD financial institutions	2,805.4	18.2	2,515.5	96.0
With non-financial institutions	74.1	1.6	46.9	5.2
Total	2,879.5	19.8	2,562.4	101.2
In not more than one year	857.7	2.2	1,443.2	46.9
In more than one year but not more than five years	2,003.2	17.5	1,081.5	54.2
In more than five years	18.6	0.1	37.7	0.1
Total	2,879.5	19.8	2,562.4	101.2
Used to manage interest rate risk				
Interest rate contracts:				
Interest rate swaps	25,455.2	387.7	17,776.9	264.1
Caps, collars and floors	740.2	0.8	1,415.1	1.4
Futures	50.0	–	–	–
Forward rate agreements	568.1	0.1	659.4	0.7
Total	26,813.5	388.6	19,851.4	266.2
With OECD financial institutions	26,522.4	378.7	19,232.4	257.6
With non-financial institutions	291.1	9.9	619.0	8.6
Total	26,813.5	388.6	19,851.4	266.2
In not more than one year	10,642.8	118.8	8,732.0	105.4
In more than one year but not more than five years	13,101.1	184.8	9,520.9	132.2
In more than five years	3,069.6	85.0	1,598.5	28.6
Total	26,813.5	388.6	19,851.4	266.2

Notes to the Accounts continued

43 Risk management continued

	Group 2002			Group 2001		
	Contract or underlying principal amounts £m	Positive fair value £m	Negative fair value £m	Contract or underlying principal amounts £m	Positive fair value £m	Negative fair value £m
Trading derivatives						
Foreign exchange derivatives	–	–	–	–	–	–
Interest rate derivatives						
Interest rate contracts:						
Interest rate swaps	140.0	0.9	(0.8)	185.0	0.9	(0.7)
Futures	–	–	–	–	–	–
Total	140.0	0.9	(0.8)	185.0	0.9	(0.7)
With OECD financial institutions	140.0	0.9	(0.8)	185.0	0.9	(0.7)
With non-financial institutions	–	–	–	–	–	–
Total	140.0	0.9	(0.8)	185.0	0.9	(0.7)
In not more than one year	140.0	0.9	(0.8)	45.0	0.2	(0.2)
In more than one year but not more than five years	–	–	–	140.0	0.7	(0.5)
In more than five years	–	–	–	–	–	–
Total	140.0	0.9	(0.8)	185.0	0.9	(0.7)

iv) Hedging

As explained in the Financial Review on pages 22 to 24, the Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, caps, collars and floors, futures and forward rate agreements;
- Transactional currency exposures – using spot and forward foreign exchange transactions.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Group 2002			Group 2001		
	Gains £m	Losses £m	Total net gains/(losses) £m	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains/(losses) on hedges at 1 January 2002 (2001)	249.1	(134.6)	114.5	199.6	(112.3)	87.3
(Gains)/losses arising in previous years that were recognised in the year	(74.9)	45.9	(29.0)	(80.0)	56.0	(24.0)
Gains/(losses) arising before 1 January 2002 (2001) that were not recognised in the year	174.2	(88.7)	85.5	119.6	(56.3)	63.3
Gains/(losses) arising in the year that were not recognised in the year	88.3	(150.5)	(62.2)	129.5	(78.3)	51.2
Unrecognised gains/(losses) on hedges at 31 December 2002 (2001)	262.5	(239.2)	23.3	249.1	(134.6)	114.5
Of which:						
Gains/(losses) expected to be recognised in the next year	32.3	(44.9)	(12.6)	74.9	(45.9)	29.0
Gains/(losses) expected to be recognised after the next financial year	230.2	(194.3)	35.9	174.2	(88.7)	85.5

The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

44 Reconciliation of operating profit to net cash flows from operating activities

For the year ended 31 December 2002	2002 £m	2001 (restated) £m
Operating profits	468.3	396.4
(Increase)/decrease in accrued income and prepayments	(37.0)	115.8
Decrease in accruals and deferred income	(6.5)	(112.0)
Provision for bad and doubtful debts	69.9	63.4
Loans and advances written off net of recoveries	(61.6)	(39.6)
Depreciation and amortisation	97.2	86.5
Interest on subordinated loan added back	41.8	36.3
Provisions for liabilities and charges	1.6	1.4
Increase in shareholders interest in long-term assurance fund	(6.5)	(7.7)
Other non-cash movements	(6.1)	(2.3)
Net cash flow from trading activities	561.1	538.2
Net decrease in collections/transmissions	83.1	35.1
Net increase in loans and advances to banks and customers	(1,433.1)	(3,746.0)
Net decrease/(increase) in debt securities	3.0	(51.9)
Net increase in deposits by banks and customer accounts	743.9	1,364.8
Net increase in debt securities in issue	1,048.0	3,201.0
Net increase in non-investment debt and equity	(82.2)	(276.5)
Net (increase)/decrease in other assets	(122.9)	225.2
Net (decrease)/increase in other liabilities	(6.7)	90.4
Other non-cash movements	(8.7)	(11.4)
Net cash inflow from operating activities	785.5	1,368.9

Analysis of the balances of cash as shown in the balance sheet

	At 1/1/02 £m	Cashflow £m	At 31/12/02 £m
Cash and balances at central banks	219.1	79.0	298.1
Loans and advances to other banks repayable on demand	66.2	46.6	112.8
	285.3	125.6	410.9

The Group is required to maintain balances with the Bank of England which at 31 December 2002 amounted to £39.4m (2001: £35.6m).

Analysis of changes in financing during the year

	Share capital £m	Subordinated liabilities £m
Balance at 1 January 2002	252.5	609.5
Net cash outflow from financing	(188.0)	–
Shares repurchased – transfer from reserves	188.0	–
Repurchase of share capital	(11.4)	–
Other movements	0.9	0.4
Balance at 31 December 2002	242.0	609.9

Disposal of subsidiary undertakings

	£m
Net assets disposed of:	
Long-term assurance business attributable to shareholders	89.3
Other net assets	53.4
Total	142.7
Satisfied by:	
Cash	130.8
Deferred consideration	12.5
Total	143.3

Notes to the Accounts continued

45 Segmental analysis

The Group has three business sectors: Retail Banking, Commercial Banking and Treasury & Group. The information contained within the following table, in a format guided by SSAP 25 and the BBA SORP on segmental reporting, represents an analysis of the Group operating income, profit before tax and Group total assets. Further information is provided in the notes below. A more detailed and relevant breakdown is given within the Business and Financial Reviews on pages 8 to 24.

2002	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Total Group £m
Operating income	899.0	378.0	64.2	1,341.2
Profit/(loss) on ordinary activities before tax	431.9	70.0	(33.6)	468.3

	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Inter-Group eliminations £m	Total Group £m
Gross assets	31,540.2	5,732.3	25,150.9	(21,174.8)	41,248.6
Inter-Group eliminations	(5,355.0)	(1,396.2)	(14,423.6)	21,174.8	–
Total assets	26,185.2	4,336.1	10,727.3	–	41,248.6

2001	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Total Group £m
Operating income	850.2	355.5	70.2	1,275.9
Profit/(loss) on ordinary activities before tax	379.7	73.8	(57.1)	396.4

	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Inter-Group eliminations £m	Total Group £m
Gross assets (restated)	32,621.6	4,965.1	21,873.1	(20,019.3)	39,440.5
Inter-Group eliminations	(7,015.3)	(1,237.2)	(11,766.8)	20,019.3	–
Total assets (restated)	25,606.3	3,727.9	10,106.3	–	39,440.5

Notes

a) Capital is allocated to business sectors on the basis of 7% equity and 3.5% subordinated debt. Excess capital is held within Treasury & Group.

b) Costs have been assigned to each sector based on resources consumed. Corporate overheads not directly attributable to business units, including strategy costs of £50.6m (2001: £84.7m) are included within Treasury & Group.

c) The Group operates entirely within the banking and insurance business, and operations are not managed on the basis of an allocation of net assets. The level of banking assets can fluctuate throughout the year, therefore the information derived from the year end figures does not provide a picture representative of the year as a whole. A more meaningful analysis of average interest-earning assets and average interest-bearing liabilities by business sector is contained within the Business and Financial Reviews on pages 8 to 24.

d) No geographical analysis is presented because substantially all of the Group's activities are in the UK.

Supplementary Information

The additional information on pages 77 to 80 has been prepared from the accounting records of the Group. Whilst it does not form part of the statutory statements it should be read in conjunction with them and the responsibilities section of the Independent Auditors' Report thereon.

1. Business Volumes

		Year ended 31.12.02	Year ended 31.12.01
Retail Banking			
Residential Mortgages			
Gross lending	£bn	**6.4**	6.1
Market share of gross lending		**2.9%**	3.8%
Net lending	£bn	**1.8**	2.6
Market share of net lending		**2.2%**	4.8%
Mortgage balances	£bn	**23.5**	21.7
Market share of mortgage balances		**3.5%**	3.7%
Savings			
Personal customer deposit balances	£bn	**17.5**	16.4
Current Accounts			
Total no. of accounts on file	m	**1.8**	1.7
New accounts opened	'000	**184**	144
Personal Unsecured Loans			
Gross advances	£m	**1,402**	1,387
Balances	£m	**2,136**	2,163
Commercial Banking			
Cash Business			
Volume of cash handled	£bn	**60.9**	58.6
Volume of cheques handled	£bn	**25.5**	24.4
Sales of cash to non-Post Office customers	£bn	**19.7**	12.8
Payments			
Merchant acquiring transactions	m	**313**	284
Bill payments	m	**229**	222
Lending			
Balances	£bn	**3.4**	2.9
Small Business (SME)			
New accounts opened	'000	**18**	17
Small business, club and society customers	'000	**153**	145

2. Profit & Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Year ended 31.12.02 £m	Personal Banking Year ended 31.12.02 £m	**Retail Banking Year ended 31.12.02 £m**	Retail Banking Year ended 31.12.01 (restated) £m
Net interest income	369	242	**611**	629
Non-interest income	107	181	**288**	221
Total income	476	423	**899**	850
Administrative expenses	(207)	(199)	**(406)**	(414)
Bad debt provisions	(4)	(57)	**(61)**	(56)
Profit before tax	265	167	**432**	380

3. Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	**Retail Banking**	Commercial Banking	Treasury & Group	**Total Group**
2002						
Net interest £m	369	242	**611**	107	64	**782**
Mean interest-earning assets £m (Note 3)	24,151	5,100	**29,251**	4,781	22,681	**38,842**
Net interest margin as % mean IEA (Notes 1&2)	1.53	4.75	**2.09**	2.23	0.28	**2.01**
2001 (restated)						
Net interest £m	368	261	**629**	104	58	**791**
Mean interest-earning assets £m (Note 3)	21,716	4,906	**26,622**	4,084	18,698	**34,669**
Net interest margin as % mean IEA (Notes 1&2)	1.69	5.32	**2.36**	2.55	0.31	**2.28**

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking and the Group is 1.85% (2001: 2.13%) and 1.97% (2001: 2.23%) respectively.

(Note 3) Included within Commercial Banking and total Group mean interest-earning assets are operating lease assets of £361m (2001: £291m).

Supplementary Information continued

4. Analysis of Mortgage Lending & Investments Net Interest Margin

	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	**369**	368
Average balances:		
Interest-earning assets (IEA)	**24,151**	21,716
Financed by:		
Interest-bearing liabilities	**22,849**	20,473
Interest-free liabilities	**1,302**	1,243
Average rates:	**%**	%
Bank base rate	**4.00**	5.12
Gross yield on average IEA	**4.83**	5.98
Cost of interest-bearing liabilities	**3.49**	4.55
Interest spread	**1.34**	1.43
Contribution of interest-free liabilities	**0.19**	0.26
Net interest margin on average IEA	**1.53**	1.69

5. Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Cash incentives	**26**	31
Variable rate discounts (including flexible rate)	**199**	169
Fixed and capped rate discounts	**59**	73
Total	**284**	273

Against bank base rate	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Cash incentives	**26**	31
Variable rate discounts (including flexible rate)	**1**	15
Fixed and capped rate discounts	**8**	10
Total	**35**	56

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £11m to £284m. Expressed as a discount to bank base rate, incentives fell £21m from £56m (December 2001) to £35m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

The variable rate discounts have an average remaining life of 21 months (December 2001: 23 months). For fixed rate discounts, the average remaining period was 24 months (December 2001: 16 months). At the end of December 2002 42% (December 2001: 54%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by redemption penalties.

6. Residential Mortgage Arrears

At 31 December 2002:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	3,307	0.68	111.3	0.47	5,155
10% +	815	0.16	20.9	0.09	4,307
Repossession stock	49	0.01	2.0	0.01	236
Total	4,171	0.85	134.2	0.57	9,698

At 31 December 2001:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	4,255	0.85	150.8	0.69	7,171
10% +	935	0.19	27.9	0.13	5,433
Repossession stock	144	0.03	5.6	0.02	634
Total	5,334	1.07	184.3	0.84	13,238

7. Residential Lending By Type of Borrower (by value)

	Year ended 31.12.02 %	Year ended 31.12.01 %
Borrower type:		
First time buyer	**14**	17
Next time buyer	**45**	43
Remortgage	**41**	40
	100	100

8. Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2002 was £3,400m and is included in the following balance sheet headings:

	As at 31.12.02 £m	As at 31.12.01 £m
Loans and advances to banks	**54**	54
Loans and advances to customers:		
Secured loans	**929**	598
Other unsecured loans	**457**	395
Net investment in finance leases and hire purchase contracts	**1,591**	1,513
Operating lease assets	**369**	340
	3,400	2,900

Consolidated Profit and Loss Account 5 Year Summary

For the year ended 31 December	2002 £m	2001 (restated) £m	2000 (restated) £m	1999 (restated) £m	1998 (restated) £m
Interest receivable:					
Interest receivable and similar income arising from debt securities	**304.9**	389.7	334.9	196.0	196.4
Other interest receivable and similar income	**1,535.6**	1,764.3	1,863.6	1,651.8	1,866.1
Interest payable	**(1,083.1)**	(1,386.2)	(1,451.4)	(1,110.5)	(1,328.6)
Net interest income	**757.4**	767.8	747.1	737.3	733.9
Fees and commissions receivable	**530.0**	497.7	452.3	457.8	443.9
Fees and commissions payable	**(109.3)**	(109.4)	(84.4)	(81.4)	(67.1)
Other operating income	**163.1**	119.8	111.6	94.4	104.6
Total non-interest income	**583.8**	508.1	479.5	470.8	481.4
Operating income	**1,341.2**	1,275.9	1,226.6	1,208.1	1,215.3
Administrative expenses	**(707.7)**	(731.2)	(662.3)	(601.7)	(660.9)
Depreciation and amortisation:					
On fixed assets excluding operating lease assets	**(33.7)**	(36.9)	(36.0)	(36.8)	(34.2)
On operating lease assets	**(61.6)**	(48.0)	(39.8)	(34.9)	(26.3)
	(95.3)	(84.9)	(75.8)	(71.7)	(60.5)
Provisions for bad and doubtful debts	**(69.9)**	(63.4)	(41.8)	(41.2)	(38.7)
Operating profit on ordinary activities before tax	**468.3**	396.4	446.7	493.5	455.2
Tax on profit on ordinary activities:					
Underlying	**(128.0)**	(112.0)	(146.8)	(149.5)	(139.2)
Tax credit in respect of conversion costs	**–**	–	15.2	–	–
	(128.0)	(112.0)	(131.6)	(149.5)	(139.2)
Profit on ordinary activities after tax	**340.3**	284.4	315.1	344.0	316.0
Minority interests – non-equity	**(0.7)**	(0.3)	–	–	–
Profit attributable to the shareholders of Alliance & Leicester plc	**339.6**	284.1	315.1	344.0	316.0
Dividends	**(194.4)**	(182.5)	(165.5)	(162.9)	(142.6)
Retained profit for the year	**145.2**	101.6	149.6	181.1	173.4

	2002	2001	2000	1999	1998
Basic earnings per ordinary share	**68.0p**	56.4p	59.9p	60.1p	54.3p
Underlying basic earnings per ordinary share	**68.0p**	56.4p	57.0p	60.1p	54.3p
Diluted earnings per ordinary share	**67.4p**	56.0p	59.7p	59.7p	54.0p

Prior year figures have been restated to reflect the adoption of FRS 19 'Deferred Tax' and the ICAEW guidance 'Tech 20/01: Mortgage Lenders – Accounting for Self Insurance of Loan Risk', as explained in Note 2 on page 50.

Consolidated Balance Sheet 5 Year Summary

	2002 £m	2001 (restated) £m	2000 (restated) £m	1999 (restated) £m	1998 (restated) £m
Assets					
Cash and balances at central banks	**298.1**	219.1	122.3	155.8	66.5
Treasury bills and other eligible bills	**239.4**	279.6	218.5	279.5	454.9
Loans and advances to banks	**813.1**	1,719.8	1,347.7	1,230.7	2,061.1
Items in the course of collection from other banks	**147.1**	171.5	190.6	102.0	128.8
Loans and advances to customers	**27,296.9**	25,863.9	22,592.2	22,702.1	20,604.1
Securitised advances	**163.2**	204.5	254.0	–	–
Less: non-recourse finance	**(159.3)**	(199.6)	(248.7)	–	–
	27,300.8	25,868.8	22,597.5	22,702.1	20,604.1
Net investment in finance leases and hire purchase contracts	**1,591.0**	1,512.8	1,388.0	985.1	823.6
Debt securities	**9,501.5**	8,210.5	6,963.3	3,743.9	2,274.8
Intangible fixed assets	**3.5**	2.8	4.3	–	–
Tangible fixed assets	**304.5**	302.0	297.1	286.6	286.8
Operating lease assets	**369.0**	340.3	287.6	229.9	153.7
Other assets	**355.0**	219.2	444.1	163.1	171.9
Prepayments and accrued income	**325.6**	281.0	396.8	238.2	269.2
Long-term assurance business attributable to shareholders	**–**	82.8	75.1	64.8	56.2
	41,248.6	39,210.2	34,332.9	30,181.7	27,351.6
Long-term assurance assets attributable to policyholders	**–**	230.3	340.7	258.0	179.6
Total assets	**41,248.6**	39,440.5	34,673.6	30,439.7	27,531.2
Liabilities					
Deposits by banks	**2,701.6**	1,991.2	1,402.2	1,023.8	721.0
Items in the course of transmission to other banks	**289.7**	231.0	215.0	197.7	141.6
Customer accounts	**22,360.1**	22,099.8	21,324.0	20,125.0	19,892.2
Debt securities in issue	**12,103.8**	11,053.9	7,852.9	5,751.4	3,406.8
Other liabilities	**564.1**	548.4	432.8	352.0	345.3
Accruals and deferred income	**715.4**	735.5	850.2	614.4	664.2
Provisions for liabilities and charges	**182.7**	181.4	140.4	81.9	32.3
Subordinated liabilities	**609.9**	609.5	461.8	273.5	273.2
	39,527.3	37,450.7	32,679.3	28,419.7	25,476.6
Minority interests – non-equity	**1.5**	0.8	–	–	–
Called up share capital	**242.0**	252.5	252.2	274.7	292.1
Share premium account	**38.5**	25.1	21.9	19.9	19.7
Capital redemption reserve	**51.5**	40.1	40.1	17.4	–
Profit and loss account	**1,387.8**	1,441.0	1,339.4	1,450.0	1,563.2
Shareholders' funds (equity)	**1,719.8**	1,758.7	1,653.6	1,762.0	1,875.0
	41,248.6	39,210.2	34,332.9	30,181.7	27,351.6
Long-term assurance liabilities to policyholders	**–**	230.3	340.7	258.0	179.6
Total liabilities	**41,248.6**	39,440.5	34,673.6	30,439.7	27,531.2

Prior year figures have been restated to reflect the adoption of FRS 19 'Deferred Tax' and the ICAEW guidance 'Tech 20/01: Mortgage Lenders – Accounting for Self Insurance of Loan Risk', as explained in Note 2 on page 50.

In addition, for all years shown above, 'Net investment in finance leases and hire purchase contracts' is shown as a separate balance sheet category. Previously this was included within 'Loans and advances to customers'. Operating lease assets are shown as a separate balance sheet category. Previously they were included within 'Tangible fixed assets'.